Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122208
PROSPECTUS
14,032,896 Shares
Great Wolf Resorts, Inc.
Common Stock

         This prospectus relates to 14,032,896 shares of our common stock being sold by the selling stockholders named in this prospectus. We will not receive any proceeds from the issuance or sale of these shares.
         The selling stockholders may offer their shares of common stock from time to time through public or private transactions, in the over-the-counter markets, on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The shares may be sold directly or through agents or broker-dealers acting as principal or agent, or in block trades or through one or more underwriters on a firm commitment or best efforts basis. The selling stockholders may engage underwriters, brokers, dealers or agents, who may receive commissions or discounts from the selling stockholders. We will pay substantially all of the expenses incident to the registration of the shares, except for sales commissions and other seller’s compensation applicable to sales of the shares.
         The selling stockholders and any underwriters, agents or broker-dealers that participate with the selling stockholders in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the common stock may be deemed to be underwriting commissions or discounts under the Securities Act.
         Our common stock trades on the Nasdaq National Market under the symbol “WOLF.” On April 17, 2006, the last reported sales price of our common stock on the Nasdaq National Market was $10.87.

         Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.
         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 18, 2006

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

      We own, or claim ownership rights to, a variety of trade names, service marks and trademarks for use in our business, including Biko the Bear, Blue Harbor Resort, Boathouse Suite, Breaker Bay, Crew Club, Cub Club, Great Wolf Lodge, Great Wolf Resorts, KidAquarium Suite, KidCabin and Wiley the Wolf in the United States and, where appropriate, in foreign countries. This prospectus also includes product names and other tradenames and service marks owned by us and other companies. The tradenames and service marks of other companies are the property of such other companies.

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SUMMARY
      This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus. You should read the entire prospectus, including “Risk Factors,” the audited financial statements of our predecessor companies and our consolidated financial statements and related notes, carefully before making an investment decision. References in this prospectus to “we,” “our,” “us” and “our company” refer to Great Wolf Resorts, Inc., a Delaware corporation, together with our consolidated subsidiaries.
Our Business
      We are a family entertainment resort company that provides our guests with a high-quality vacation at an affordable price. We are the largest owner, operator and developer in the United States of drive-to family resorts featuring indoor waterparks and other family-oriented entertainment activities, based on the number of resorts in operation. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance from our resorts. Our resorts provide a consistent and comfortable environment throughout the year where our guests can enjoy our various amenities and activities. We are a fully integrated resort company with in-house expertise and resources in resort and indoor waterpark development, management, marketing and financing.
      We own and operate six Great Wolf Lodge® resorts (our signature northwoods-themed resorts), four of which we own 100% and the other two of which we own 30%, and one Blue Harbor Resort (a nautical-themed property), of which we own 100%. In addition, a joint venture in which we have an 84% interest owns one Great Wolf Lodge resort that is under construction and scheduled to open for business during 2006. We are also the licensor and manager of an additional Great Wolf Lodge resort in Niagara Falls, Ontario that is owned and under development by an affiliate of Ripley Entertainment Inc., or Ripley’s. We anticipate that most of our future resorts will be developed under our Great Wolf Lodge brand, but we may develop additional nautical-themed or other resorts in other appropriate markets.
      We deliver value to our guests by providing an affordable and fun family vacation experience. Our resorts are located within a convenient driving distance of our target customer base, providing our guests with a less expensive, more convenient alternative to air travel. In addition, our resorts generally include the following features:

•	Suites: approximately 270 to 400 family suites that sleep from six to ten people and each include a wet bar, microwave oven, refrigerator and dining and sitting area.

•	Waterpark: an approximately 34,000 to 78,000 square-foot indoor waterpark highlighted by our signature 12-level treehouse waterfort. Our waterfort is an interactive water experience for the entire family and features over 60 water effects, including spray guns, fountains, valves and hoses, has cargo netting and suspension bridges, and is capped by an oversized bucket that dumps between 700 and 1,000 gallons of water every five minutes. Our waterparks also feature high-speed body slides and inner tube waterslides that wind in and out of the building into a splash-down pool, a lazy river, activity pools and large free-form hot tubs. Our room rates include use of the waterpark by four to six guests, depending on the type of room.

•	Food and Beverage: themed restaurants, such as our: Camp Critter Bar & Grille, which features a two-story realistic tree with a canopy of leaves and canvas-topped booths with hanging lanterns, giving guests the impression that they are dining in a northwoods forest camp; Bear Claw Café ice cream shop and confectionery; and waterpark snack shop.

•	Amenities and Activities: our Youkon Jack’s and Northern Lights game arcades, full-service Aveda® concept spa, Buckhorn Exchange gift shop, Iron Horse fitness center, two-story animated clocktower, Cub Club children’s activity program, meeting rooms and seasonal, holiday and other special activities.

      We were formed in May 2004 to succeed to the family entertainment resort business of our predecessor companies, The Great Lakes Companies, Inc, which we sometimes refer to in this prospectus as the management company, and a number of its related entities. We refer to these entities collectively as Great Lakes. Great Lakes developed and operated hotels between 1995 and 2004. In 1999, Great Lakes began its resort operations by purchasing the Great Wolf Lodge in Wisconsin Dells, Wisconsin and developing the Great Wolf Lodge in Sandusky, Ohio, which opened in 2001. In 2003, Great Lakes opened two additional Great Wolf Lodge resorts, one in Traverse City, Michigan and the other in Kansas City, Kansas. In June 2004, Great Lakes opened the Blue Harbor Resort in Sheboygan, Wisconsin. Immediately prior to the closing of our initial public offering of common stock, which we refer to in this prospectus as the IPO or the initial public offering, Great Lakes had two additional Great Wolf Lodge resorts under construction, one in Williamsburg, Virginia and the other in the Pocono Mountains region of Pennsylvania. Our Williamsburg resort opened in March 2005 and our Pocono Mountains resort opened in October 2005.
      On December 20, 2004, in connection with the closing of the initial public offering, we acquired each of these resorts and the resorts then under construction, as well as certain resort development and management operations, in exchange for an aggregate of 14,032,896 shares of our common stock and $97.6 million in a series of transactions we refer to in this prospectus as the formation transactions. We also realized net proceeds of $248.7 million from the sale of 16,100,000 shares of our common stock in the initial public offering.
      Our management team possesses substantial expertise in all aspects of family entertainment resort and indoor waterpark development, management, marketing and financing. We have safely and successfully managed the operational complexity of our current resorts and intend to operate our future resorts similarly. We operate our business from our headquarters in Madison, Wisconsin. We believe that the experience of our senior management team, particularly their development and operational experience, as well as our centralized reservations center, provide an infrastructure that will allow us to continue to increase the number of resorts that we develop and operate without proportionately higher overhead costs. As of December 31, 2005, we had approximately 160 corporate employees, including our central reservations center employees, and approximately 2,400 resort-level employees, approximately 1,000 of whom were part-time employees.
      Our principal executive offices are located at 122 West Washington Avenue, Madison, Wisconsin 53703, and our telephone number is (608) 661-4700. Our website can be found on the internet at www.greatwolfresorts.com. Information contained on our website is not part of this prospectus.
Our Competitive Strengths
      Our competitive strengths include:

•	Unforgettable Family Resort Experience. Our indoor waterpark resorts provide activities that the entire family can enjoy, including themed restaurants, an Aveda concept spa, a game arcade, ice cream shop and confectionery, gift shop, animated clocktower and fireside bedtime stories.

•	Value, Comfort and Convenience. On average, a two-night stay for a family of four in one of our conveniently located resorts costs approximately $600.

•	Favorable Market Trends. We believe recent vacation trends favor our Great Wolf Lodge concept as the number of families choosing to take shorter, more frequent vacations that they can drive to has increased in recent years.

•	Market Presence and Barriers to Entry. We believe that we benefit from the significant barriers to entry present in our industry segment, including operational complexity, substantial capital requirements, availability of suitable sites in desirable markets and a difficult, multi-year permitting process.

•	Focus on Safety. We invest heavily in safety measures in the design and operation of our resorts, including our state-of-the-art air quality and water treatment systems.

•	Experienced Management Team. Our senior management team has significant experience in the hospitality, family resort and real estate development industries and has significant expertise in operating complex, themed, family entertainment resorts featuring indoor waterparks.
Business and Growth Strategies
      Our primary internal growth strategies are to:

•	Increase Total Resort Revenue. We intend to increase total resort revenue by increasing our average room rate, average occupancy and other revenue.

•	Leverage Our Economies of Scale. We intend to take advantage of our economies of scale by capitalizing on our increasing purchasing power and centralizing certain of our services.

•	Build Upon Brand Awareness and Loyalty. Our Great Wolf Lodge brand is symbolized by our distinctive and easily identifiable theming and recognizable logos and merchandise, which have fostered strong customer and brand loyalty, as evidenced by our high levels of repeat and referral guests.
      Our primary external growth strategies are to:

•	Capitalize on First-Mover Advantage. We intend to be the first to develop and operate family entertainment resorts featuring indoor waterparks in our selected target markets.

•	Focus on Development and Strategic Growth Opportunities. Family entertainment resorts featuring indoor waterparks are a relatively new concept and a growing segment of the resort and entertainment industries. We intend to focus on this growth opportunity by building in target markets, recycling our capital through joint venture and other dispositions of resort assets, licensing our resort concept internationally, forming strategic partnerships and expanding and enhancing existing resorts.

•	Continue to Innovate. We intend to leverage our in-house expertise, in conjunction with the knowledge and experience of our third-party suppliers and designers, to develop and implement the latest innovations in family entertainment activities and amenities, including waterpark attractions.
Summary Risk Factors
      Our ability to capitalize on our competitive strengths and implement the business and growth strategies described above may be affected by matters discussed under “Risk Factors” beginning on page 11, which you should carefully consider prior to deciding whether to invest in our common stock, including:

•	our ability to develop new resorts or further develop existing resorts on a timely or cost efficient basis;

•	our ability to compete with other family vacation travel destinations and resorts;

•	our ability to manage our expected growth;

•	our ability to remediate the material weaknesses in internal controls;

•	potential accidents or injuries in our resorts and competing resorts;

•	our ability to achieve or sustain profitability;

•	changes in family vacation patterns and consumer spending habits, downturns in our industry segment and extreme weather conditions;

•	our ability to attract a significant number of guests from our target markets;

•	increases in operating costs and other expense items and costs;

•	resolution of recently filed securities class action litigation against us and other defendants;

•	uninsured losses or losses in excess of our insurance coverage; and

•	our ability to protect our intellectual property and the value of our brands.
Properties
      The following table presents an overview of our portfolio of operating resorts and resorts announced or under construction. As of December 31, 2005, we own and operate six Great Wolf Lodge resorts (our signature northwoods-themed resorts), four of which we own 100% and the other two of which we own 30%, and one Blue Harbor Resort (a nautical-themed property), of which we own 100%.

						Indoor
	Ownership		Guest		Condo	Entertainment
	Percentage	Opening	Suites		Units	Area(1)

						(Approx. ft2)
Existing Resorts:
Wisconsin Dells, WI(2)	30%	1997	309		77	102,000	(3)
Sandusky, OH(2)	30%	2001	271		—	41,000
Traverse City, MI	100%	2003	281		—	51,000
Kansas City, KS	100%	2003	281		—	49,000
Sheboygan, WI	100%	2004	183		64	54,000
Williamsburg, VA	100%	March 2005	301	(4)	—	66,000
Pocono Mountains, PA	100%	October 2005	401		—	91,000
Resorts Announced or Under Construction:
Niagara Falls, ONT(5)	—	Spring 2006	406		—	94,000
Mason, OH(6)	84%	Fall 2006	401		—	92,000
Chehalis, WA(7)	49%	2007	317		—	65,000
Grapevine, TX(8)	100%	2007	400		—	80,000

(1)	Our indoor entertainment areas generally include our indoor waterpark, game arcade, children’s activity room and fitness room, as well as our Aveda concept spa, Wiley’s Woods and party room in the resorts that have such amenities.

(2)	On October 11, 2005 we formed a joint venture with CNL Income Properties, a real estate investment trust focused on leisure and lifestyle properties, and contributed this property to the joint venture. We own a 30% interest in this joint venture.

(3)	Includes a 38,000 square foot waterpark expansion completed in March 2006.

(4)	We plan to add an additional 103 guest suites as well as new waterpark attractions at our Williamsburg property. Construction for the expansion is expected to start in Spring 2006 with expected completion in 2007.

(5)	An affiliate of Ripley Entertainment, Inc., our licensee, which we refer to as Ripley’s, owns this resort. We are assisting Ripley’s with construction consulting and other pre-opening matters related to the Great Wolf Lodge in Niagara Falls. We have granted Ripley’s a license to use the Great Wolf Lodge name for this resort for ten years after opening. We will manage the resort on behalf of Ripley’s and will also provide central reservation services.

(6)	We have entered into a joint venture with Paramount Parks, Inc., a unit of CBS Corporation, to build this resort. We will operate the resort under our Great Wolf Lodge brand and will maintain a majority equity position in the project. Paramount will have a minority equity interest in the development. Construction on the resort began in July 2005 with expected completion in Fall 2006.

(7)	We have entered into a joint venture with The Confederated Tribes of the Chehalis Reservation to build this resort. We will operate the resort under our Great Wolf Lodge brand. The Confederated Tribes of the Chehalis Reservation will contribute the land needed for the resort, and they will have a majority equity interest in the joint venture. Construction on the resort is expected to begin in Summer 2006 with expected completion in 2007.

(8)	We have announced plans to develop a Great Wolf Lodge resort in Grapevine, Texas. The northwoods themed, six-story, approximately 400-suite resort will provide a comprehensive package of first-class destination lodging amenities and activities. Construction on the approximately 400,000 square-foot building is scheduled to begin in Spring 2006 with expected completion in 2007.
Structure and Formation of Our Company
Formation Transactions
      Each of the seven existing resorts were, prior to the consummation of the initial public offering and the formation transactions, owned by a separate limited liability company. We refer to these limited liability companies as resort-owning entities. One member in each of these resort-owning entities was a separate limited liability company of which the management company was the managing member or manager. We refer to these entities as sponsor entities. In addition, investors had an ownership interest in the resort-owning entity of our Sandusky resort through a limited liability company that we refer to as Sandusky Investor LLC.
      Pursuant to the formation transactions, among other things:

•	The management company contributed its hotel management and multifamily housing management and development assets, which were unrelated to the resort business, to two subsidiaries of the management company and then distributed the interests in such subsidiaries to the former shareholders of the management company.

•	We sold an aggregate of 16,100,000 shares of our common stock in the initial public offering, and we used the net proceeds from the initial public offering to accomplish the steps listed below and also to (1) pay an aggregate of $97.6 million of the cash consideration in connection with the formation transactions; (2) repay certain indebtedness existing prior to the closing of the initial public offering and the formation transactions in the aggregate amount of approximately $76.0 million; and (3) fund $75.4 million of our future resort development costs.

•	We effected, through GWR Operating Partnership, L.L.L.P., our wholly owned operating partnership, the acquisition of each resort-owning entity, sponsor entity, Sandusky Investor LLC and the management company.

•	Pursuant to these acquisitions, members of the resort-owning entities, sponsor entities and Sandusky Investor LLC received cash, unregistered shares of our common stock or a combination of cash and unregistered shares of our common stock. Also, shareholders of the management company received unregistered shares of our common stock pursuant to the merger of the management company with and into Great Lakes Services, LLC, a wholly owned subsidiary of the operating partnership, which we refer to as Great Lakes Services.

•	We issued an aggregate of 130,949 shares of unregistered common stock to holders of tenant in common interests in our Poconos and Williamsburg resorts that were, immediately prior to the consummation of the formation transactions, convertible into our common stock.

•	Concurrently with the consummation of the initial public offering and the formation transactions, we:

•	repaid an aggregate of approximately $76.0 million of Great Lakes’ mortgage indebtedness on two of our resorts from the net proceeds of the initial public offering;

•	refinanced existing mortgage indebtedness on two of our resorts with a total outstanding principal balance at the date of the IPO of $72.4 million;

•	entered into a $75 million revolving credit facility, which we subsequently terminated in connection with the recent formation of our CNL joint venture; and

•	The former employees of the management company became employees of Great Lakes Services.

Benefits to Related Parties
      In connection with the formation transactions, the shareholders of the management company received material benefits, including:

•	an aggregate of 8,087,151 shares of our common stock as consideration in the formation mergers; and

•	the release of personal guarantees to repay approximately $167.1 million of indebtedness relating to the resort- owning entities. Approximately $76.0 million of this indebtedness was repaid with the proceeds of the initial public offering, approximately $72.4 million was refinanced and the remaining portion was assumed by us in connection with the formation transactions.
The Offering
      All of the shares offered hereby are being offered by the selling stockholders. We will not receive any proceeds from the offering. See “Use of Proceeds,” “Selling Stockholders” and “Plan of Distribution” herein.

Summary Financial Data
      The following table sets forth summary consolidated financial and operating data on a historical basis for Great Wolf Resorts and on a combined historical basis for our predecessor entity, termed Great Lakes Predecessor or the Predecessor. The Predecessor was the predecessor accounting entity to Great Wolf Resorts. We have not presented historical information for Great Wolf Resorts prior to December 20, 2004, the date on which we closed the initial public offering, because we did not have any material corporate operating activity during the period from our formation until the closing of the initial public offering.
Great Lakes Predecessor Financial Information
      The Predecessor’s combined historical financial information included the following:

•	The Great Lakes Companies, Inc. and its consolidated subsidiaries, including development of, ownership interests in, and management contracts with respect to, resorts and certain non-resort hotels and multifamily housing development and management assets;

•	the entities that owned our Traverse City, Kansas City and Sheboygan operating resorts; and

•	the entities that owned our Williamsburg and Pocono Mountains resorts that, as of December 31, 2004, were under construction.
      The Traverse City, Kansas City and Sheboygan resorts opened in March 2003, May 2003 and June 2004, respectively. Therefore, the Predecessor’s historical results of operations only reflected operating results for the Traverse City, Kansas City and Sheboygan resorts for those periods after the resort opening dates, and only through the closing of the initial public offering (that is, through December 20, 2004).
      The Predecessor’s financial statements did not include the entities that owned the Wisconsin Dells and Sandusky operating resorts as those entities were controlled by affiliates of AIG SunAmerica.
Great Wolf Resorts Financial Information
      Great Wolf Resorts’ consolidated historical financial information includes:

•	our corporate entity that provides resort development and management services;

•	the Wisconsin Dells, Sandusky, Traverse City, Kansas City and Sheboygan operating resorts; and

•	our Williamsburg and Pocono Mountains resorts that, as of December 31, 2004, were under construction, and which opened in 2005.
      The summary financial information for the Predecessor for the year ended December 31, 2003 and for the period from January 1, 2004 through December 20, 2004, and for Great Wolf Resorts as of December 31, 2004 and 2005 and for the period from December 21, 2004 through December 31, 2004 and the year ended December 31, 2005 are derived from, and are qualified in their entirety by, the Great Lakes Predecessor and Great Wolf Resorts financial statements audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report with respect thereto is incorporated by reference in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following summary financial data together with “Business,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Great Lake Predecessor, Great Wolf Resorts and Dells/Sandusky financial statements and related notes appearing elsewhere, or incorporated by reference, in this prospectus.
Pro Forma Financial Information
      The unaudited summary consolidated pro forma financial data for the year ended December 31, 2005 has been prepared to give effect to our CNL joint venture, including the disposition of our Wisconsin Dells and

Sandusky resorts, as if such transactions had occurred on January 1, 2005. The unaudited summary consolidated pro forma financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved and do not purport to indicate results of operations as of any future date or for any future period. You should read the summary consolidated pro forma data in conjunction with “Great Wolf Resorts, Inc. and Subsidiaries Pro Forma Financial Information — Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical Great Wolf Resorts, Great Lakes Predecessor and Dells/Sandusky financial statements and related notes appearing elsewhere, or incorporated by reference, in this prospectus.
      The following data should be read in conjunction with our financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere, or incorporated by reference, in this prospectus.

			December 21,
			2004-	January 1,
	Year Ended December 31, 2005		December 31,	2004-	Year Ended December 31,
			2004	December 20,
	Great Wolf	Consolidated	Great Wolf	2004	2003	2002	2001
	Resorts	Pro Forma	Resorts	Predecessor	Predecessor	Predecessor	Predecessor

	(Dollars in thousands, except per share amounts)
Statement of Operations:
Revenues:
Rooms	$73,207	$52,226	$3,261	$31,438	$18,801	$—	$—
Food, beverage and other	36,846	27,616	1,289	16,110	9,439	—	312
Sales of condominiums	25,862	—	—	—	—	—	—
Management and other fees	494	494	79	3,157	3,109	3,329	3,022
Management and other fees-related parties	482	2,714	—	—	—	—	—
Other revenue from managed properties(1)	2,524	11,213	—	14,553	14,904	14,889	13,286

Total revenues	139,415	94,263	4,629	65,258	46,253	18,218	16,620

Operating expenses:
Departmental expenses
Rooms	10,944	7,475	298	4,917	3,265	—	—
Food, beverage and other	31,407	23,707	958	13,678	8,580	—	—
Other operating expenses:
Selling, general and administrative	26,894	19,761	7,372	18,613	11,376	4,159	3,853
Property operating costs	24,798	19,715	295	8,810	5,283	631	—
Depreciation and amortization	26,248	19,311	1,897	12,925	7,744	212	73
Cost of sale of condominiums	16,780	—	—	—	—	—	—
Loss on sale of property	26,161	—	—	—	—	—	—
Other expenses from managed properties(1)	2,524	11,213	—	14,553	14,904	14,808	13,286

Total operating expenses	165,756	101,182	10,820	73,496	51,152	19,810	17,212

Operating income (loss)	(26,341)	(6,919)	(6,191)	(8,238)	(4,899)	(1,592)	(592)
Interest income	(1,623)	(1,613)	(66)	(224)	(55)	(88)	(76)
Interest expense	6,728	6,431	280	6,748	4,413	217	366
(Gain) loss on sale of investments and securities	—	—	—	(1,653)	—	13	(96)
Interest on mandatorily redeemable shares	—	—	—	1,761	(3,136)	4,479	390

Loss before income taxes, minority interest, and equity in unconsolidated affiliates	(31,446)	(11,737)	(6,405)	(14,870)	(6,121)	(6,213)	(1,176)
Income tax (benefit) expense	(7,199)	(4,695)	(2,563)	—	—	—	—
Minority interests, net of tax	(4)	(4)	—	—	—	—	—
Equity in (earnings) loss of unconsolidated affiliates, net of tax	170	(1,657)	—	—	—	—	—

Income (loss) from continuing operations	(24,413)	(5,381)	(3,842)	(14,870)	(6,121)	(6,213)	(1,176)
Income (loss) from discontinued operations	—	—	—	1,928	1,118	(542)	332

Income (loss) before cumulative effect of change in accounting principle	(24,413)	(5,381)	(3,842)	(12,942)	(5,003)	(6,755)	(844)
Cumulative effect of change in accounting principle	—	—	—	—	460	—	(333)

Net income (loss)	$(24,413)	$(5,381)	$(3,842)	$(12,942)	$(4,543)	$(6,755)	$(1,177)

Basic income (loss) per share	$(0.81)	$(0.18)	$(0.13)
Diluted income (loss) per share	$(0.81)	$(0.18)	$(0.13)
Weighted average common shares outstanding —
Basic(2)	30,134,146	30,134,146	30,132,896
Diluted(2)	30,134,146	30,134,146	30,132,896

			December 21,
	Year Ended		2004-	January 1,
	December 31, 2005		December 31,	2004-	Year Ended December 31,
			2004	December 20,
	Great Wolf	Consolidated	Great Wolf	2004	2003	2002	2001
	Resorts	Pro Forma	Resorts	Predecessor	Predecessor	Predecessor	Predecessor

	(Dollars in thousands, except per share amounts)
Cash Flows:
Cash flows from:
Operating activities	$17,788		$762	3,637	$8,126	$376
Investing activities	(65,496)		(97,583)	(64,472)	(64,280)	(46,276)
Financing activities	23,081		172,151	61,424	54,854	49,797
Balance Sheet Data (end of period):
Total assets	$605,526		$622,025		$173,494	$106,751	$54,191
Total long-term debt	168,328		$142,665		$93,733	$37,710	$9,466
Long-term debt secured by assets of spun-off entities	—		—		$12,108	$5,054	$5,177
Long-term debt secured by assets held for sale	—		—		$14,220	$31,564	$34,193
Non-GAAP financial measures:
EBITDA(3)	$(369)	$15,158	$(4,294)	$6,507	$7,559	$334	$6,287

(1)	Reflects reimbursement of payroll, benefits and costs related to the operations of properties managed by us in 2005 and the Predecessor in 2001-2004.

(2)	We currently have 30,277,308 shares of our common stock outstanding. Included in that total are 129,412 shares held in a trust that holds the assets to pay obligations under our deferred compensation plan. Under applicable accounting rules, the shares of common stock held in that trust are treated as treasury stock for purposes of our earnings per share computations and are therefore excluded from the basic and diluted earnings per share calculations.

(3)	We use EBITDA as a measure of our operating performance. EBITDA is a supplemental non-GAAP financial measure. EBITDA is defined as net income plus (a) interest expense, (b) income taxes and (c) depreciation and amortization.
EBITDA as calculated by us is not necessarily comparable to similarly titled measures presented by other companies. In addition, EBITDA (a) does not represent net income or cash flows from operations as defined by GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net income, operating income, cash flows from operating activities or our other financial information as determined under GAAP.
We believe EBITDA is useful to an investor in evaluating our operating performance because:

•	a significant portion of our assets consists of property and equipment that are depreciated over their remaining useful lives in accordance with GAAP. Because depreciation and amortization are non-cash items, we believe that presentation of EBITDA is a useful measure of our operating performance;

•	it is widely used in the hospitality and entertainment industries to measure operating performance without regard to items such as depreciation and amortization; and

•	we believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of items directly resulting from our asset base, primarily depreciation and amortization, from our operating results.

Our management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of items directly resulting from our asset base, primarily depreciation and amortization, from our operating results;

•	for planning purposes, including the preparation of our annual operating budget;

•	as a valuation measure for evaluating our operating performance and our capacity to incur and service debt, fund capital expenditures and expand our business; and

•	as one measure in determining the value of other acquisitions and dispositions.

Using a measure such as EBITDA has material limitations. These limitations include the difficulty associated with comparing results among companies and the inability to analyze certain significant items, including depreciation and interest expense, which directly affect our net income or loss. Management compensates for these limitations by considering the economic effect of the excluded expense items independently, as well as in connection with its analysis of net income.

The tables shown below reconcile net loss to EBITDA for the periods presented.

	Great Wolf Resorts			Predecessor

			Period	Period
	Year Ended		December 21,	January 1,
	December 31, 2005		2004 through	2004 through	Year Ended December 31,
			December 31,	December 20,
	Historical	Pro Forma	2004	2004	2003	2002	2001

Net loss	$(24,413)	$(5,381)	$(3,842)	$(12,942)	$(4,543)	$(6,755)	$(1,177)
Adjustments:
Interest expense, net	5,105	4,818	214	6,524	4,358	2,920	3,468
Income tax expense (benefit)	(7,309)	(3,590)	(2,563)	—	—	—	—
Depreciation and amortization	26,248	19,311	1,897	12,925	7,744	4,169	3,996

EBITDA	$(369)	$15,158	$(4,294)	$6,507	$7,559	$334	$6,287

RISK FACTORS
      Investment in our common stock involves risks. You should carefully consider the following risk factors in addition to other information contained, or incorporated by reference, in this prospectus before purchasing the common stock offered by this prospectus. The occurrence of any of the following risks might cause you to lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”
Risks Related to Our Business

We may not be able to develop new resorts or further develop existing resorts on a timely or cost efficient basis, which would adversely affect our growth strategy.
      As part of our growth strategy, we intend to develop additional resorts and to further expand our existing resorts. Development involves substantial risks, including the following risks:

•	development costs may exceed budgeted or contracted amounts;

•	delays in completion of construction;

•	failure to obtain all necessary zoning, land use, occupancy, construction, operating and other required governmental permits and authorizations;

•	changes in real estate, zoning, land use, environmental and tax laws;

•	unavailability of financing on favorable terms;

•	failure of developed properties to achieve desired revenue or profitability levels once opened;

•	competition for suitable development sites from competitors that may have greater financial resources or risk tolerance than we do; and

•	the incurrence of substantial costs in the event a development project must be abandoned prior to completion.
In particular, resort construction projects entail significant risks, including shortages of design and construction expertise, materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference, floods and unanticipated cost increases. There are also a limited number of suppliers and manufacturers of the equipment we use in our indoor waterparks. We may not be able to successfully manage our development to minimize these risks, and there can be no assurance that present or future developments will perform in accordance with our previous developments or our expectations.

We compete with other family vacation travel destinations and resorts.
      Our resorts compete with other forms of family vacation travel, including theme, water and amusement parks and other recreational activities. Our business is also subject to factors that affect the recreation and leisure and resort industries generally, such as general economic conditions and changes in consumer spending habits. We believe the principal competitive factors of a family entertainment resort include location, room rates, name recognition, reputation, the uniqueness and perceived quality of the attractions and amenities, the atmosphere and cleanliness of the attractions and amenities, the quality of the lodging accommodations, the quality of the food and beverage service, convenience, service levels and reservation systems.
      Many of our markets have become more competitive, including in particular our Sandusky and Traverse City markets. We anticipate that competition within some of our markets will increase further in the foreseeable future. A number of other resort operators are developing family entertainment resorts with indoor waterparks that will compete with some or all of our resorts. We compete for guests and for new development sites with certain of these entities that may have greater financial resources than we do and better relationships with lenders and sellers of real estate. These entities may be able to accept more risk than we can prudently manage and may have greater marketing and financial resources. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities, significantly expand or improve resorts, including the addition of “thrill rides,” in markets in which we operate. Such events could materially adversely affect our business and results of operations.

We may not be able to manage our expected growth, which could adversely affect our operating results.
      Since 1999, we have experienced substantial growth as we have grown from operating one resort to our current portfolio of resorts. We intend to continue to develop additional resorts and manage additional licensed resorts owned by third parties. Our anticipated growth could place a strain on our management, employees, systems and operations. Our growth has increased our operating complexity and the level of responsibility for new and existing management. Our ability to compete effectively and to manage our recent and future growth effectively will depend on our ability to implement and improve financial and management information systems on a timely basis and to effect changes in our business, such as implementing internal controls to handle the increased size of our operations and hiring, training, developing and managing an increasing number of experienced management-level and other employees. Unexpected difficulties during expansion, the failure to attract and retain qualified employees or our inability to respond effectively to recent growth or plan for future expansion, could adversely affect our results of operations.

We have identified certain material weaknesses in our internal controls.
      During the preparation of the provision for income taxes as part of the preparation of our consolidated financial statements for the fourth quarter ended December 31, 2005, we did not correctly account for certain income tax-related items arising out of the sale transaction of two of our operating properties to a joint venture during the fourth quarter. Accordingly, we did not correctly reflect these items in our press release issued on February 22, 2006 to report our financial results for the fourth quarter and year ended December 31, 2005. Our management has identified a material weakness related to the collection of sufficient and reliable data necessary to determine certain income tax-related items where we have entered into significant non-routine business transactions. A material weakness is a control deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected.
      During the fourth quarter of 2005, we determined that it was necessary to restate previously issued financial statements, primarily for changes in the application of purchase accounting for certain transactions entered into in December 2004. Due to errors in the application of purchase accounting for those transactions and other reclassifications of assets, we recorded adjustments to restate our previously issued financial statements for the period ended December 31, 2004 and the three-month periods ended March 31, 2005 and June 30, 2005. These restatements are reflected in the financial statements incorporated by reference in this prospectus. Our management believes that the errors giving rise to the restatements occurred because of a variety of factors, including the complexity of the interpretation of accounting standards related to the application of purchase accounting to our formation transactions. We concluded that we had a material weakness in our internal control over financial reporting related to the implementation of complex accounting standards, including the application of purchase accounting to our formation transactions. Any future restatement of our financial statements could have a material adverse effect on our company and the price of our common stock.
      We maintain disclosure controls and procedures designed to provide reasonable assurance that information in our reports under the Securities Exchange Act of 1934, as amended is recorded, processed, summarized and reported within the time period specified pursuant to the SEC’s rules and forms. We carried out an evaluation, under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of our 2005 fourth quarter. In making that evaluation, we considered matters relating to the restatement, including the related weakness in our internal control over financial reporting. We concluded that our disclosure controls and procedures were not effective as of December 31, 2005.

Accidents or injuries in our resorts, particularly in our waterparks, may subject us to liability, and accidents or injuries at our resorts or at competing resorts with waterparks could adversely affect our safety, reputation and attendance, which would harm our business, financial condition and results of operations.
      There are inherent risks of accidents or injuries at family entertainment resorts, including accidents or injuries at waterparks, particularly for small children if their parents do not provide appropriate supervision. The lifeguards in our indoor waterparks and our other resort staff cannot prevent every accident or injury. Potential waterpark accidents and injuries include falls, cuts or other abrasions, sickness from contaminated water, injuries resulting from equipment malfunctions and drownings. One or more accidents or injuries at any of our waterparks or at other waterparks could reduce attendance at our resorts, adversely affect our safety reputation among our potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective.
      If accidents or injuries occur at any of our resorts, we may be held liable for costs related to the injuries. We maintain insurance of the type and in the amounts that we believe are commercially reasonable and that are available to businesses in our industry, but there can be no assurance that our liability insurance will be adequate or available at all times and in all circumstances to cover any liability for these costs. Our business, financial condition and results of operations would be adversely affected to the extent claims and associated expenses resulting from accidents or injuries exceed our insurance recoveries.

We and our predecessor entities have a history of losses and we may not be able to achieve or sustain profitability.
      We incurred a net loss in the year ended December 31, 2005, and the period ended December 31, 2004, and our predecessor entities incurred net losses in the period ended December 20, 2004 and in 2003. We cannot guarantee that we will become profitable. Given the increasing competition in our industry and capital intensive nature of our business, we may not be able to increase profitability on a quarterly or annual basis, and our failure to do so could adversely affect our business and financial condition.

Our business is dependent upon family vacation patterns, which may cause fluctuations in our revenues.
      Since most families with small children choose to take vacations during school breaks and on weekends, our occupancy is highest on the weekends and during months with prolonged school breaks, such as the summer months and spring break weeks in March and April. Our occupancy is lowest during May and September as children return to school following these prolonged breaks. As a result of these family vacation patterns, our revenues may fluctuate. We may be required to enter into short-term borrowings in slower periods in order to offset such fluctuations in revenues and to fund our anticipated obligations. In addition, adverse events occurring during our peak occupancy periods would have an increased impact on our results of operations.

We may not be able to attract a significant number of customers from our key target markets, which would adversely affect our business, financial condition and results of operations.
      Our strategy emphasizes attracting and retaining customers from the local, or drive-to, markets within a convenient driving distance from each of our resorts. Any resorts we develop in the future are similarly likely to be dependent primarily on the markets in the immediate vicinity of such resorts. Regional economic difficulties, for example the issues affecting domestic automotive manufacturers and the related impact in Michigan and surrounding areas, may have a disproportionate negative impact on our resorts in the affected markets. There can be no assurance that we will be able to continue to attract a sufficient number of customers in our local markets to make our resort operations profitable. If we fail to do so, our business, financial condition and results of operations would be adversely affected.

Because we concentrate in a single industry segment, we may be adversely affected by a downturn in that industry segment.
      Our assets and operations are concentrated in a single industry segment — family entertainment resorts. Our current strategy is to expand the number of our resorts and improve our existing resorts. Therefore, a downturn in the entertainment, travel or vacation industries, in general, and the family entertainment resort segment, in particular, could have an adverse effect on our business and financial condition.

Changes in consumer spending habits may affect our growth, financial condition and results of operations.
      The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. There can be no assurance that consumer spending will not be adversely affected by economic conditions, thereby impacting our growth, financial condition and results of operations.

Increases in operating costs and other expense items could reduce our operating margins and adversely affect our growth, financial condition and results of operations.
      Increases in operating costs due to inflation and other factors may not be directly offset by increased room and other revenue. Our most significant operating costs are our labor, energy, insurance and property taxes. Many, and in some cases all, of the factors affecting these costs are beyond our control.
      Labor is our primary resort-level operating expense. As of December 31, 2005, we employed nearly 2,400 hourly-wage and salaried employees in our resorts. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates or increases in the federal minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including resort managers, lifeguards, waterpark maintenance professionals and resort staff, necessary to keep pace with our expansion schedule. The number of qualified individuals needed to fill these positions is in short supply in some areas. Any future inability to recruit and retain sufficient individuals may delay the planned openings of new resorts. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees.
      Energy costs also account for a significant portion of our total resort-level operating expenses. The price of energy is volatile, and shortages sometimes occur. Significant increases in the cost of energy, or shortages of energy, could interrupt or curtail our operations and lower our operating margins.

      The costs for maintaining adequate insurance coverage fluctuate and are generally beyond our control. If insurance rates increase and we are not able to pass along those increased costs to our customers through higher room rates and amenity costs, our operating margins could suffer.
      Each of our resorts is subject to real and personal property taxes. The real and personal property taxes on our resorts may increase or decrease as tax rates change and as our resorts are assessed or reassessed by taxing authorities. If property taxes increase and we are unable to pass these increased costs along to our customers through higher room rates and amenity costs, our financial condition and results of operations may be adversely affected.

We may not be able to obtain additional financing on favorable terms, if at all.
      We expect that we will require additional financing over time, the amount of which will depend on a number of factors, including the number of resorts we construct, additions to our current resorts and the cash flow generated by our resorts. The terms of any additional financing we may be able to procure are unknown at this time. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our then-current debt levels;

•	our then-current and expected future earnings;

•	our cash flow; and

•	the market price per share of our common stock.
      Any future debt financing or issuances of preferred stock that we may make will be senior to the rights of holders of our common stock, and any future issuances of common stock will result in the dilution of the then-existing stockholders’ proportionate equity interest.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow, and there are a limited number of insurers that will underwrite coverage for resorts with indoor waterparks.
      We maintain comprehensive liability, fire, flood (where appropriate) and extended coverage insurance with respect to our resorts with policy specifications, limits and deductibles that we believe are commercially reasonable for our operations and are available to businesses in our industry. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, acts of war or terrorism. Should an uninsured loss occur, we could lose both our investment in, and anticipated profits and cash flow from, a resort. If any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss or the amount of the loss may exceed our coverage for the loss. In addition, we may not be able to obtain insurance in the future at acceptable rates, or at all, and insurance may not be available to us on favorable terms or at all, including insurance for the construction and development of our resorts, especially since there are a limited number of insurance companies that underwrite insurance for indoor waterparks.

We will be required to make certain capital expenditures to maintain the quality of our resorts, which could adversely affect our financial condition and results of operations.
      Our resorts have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. The cost of such capital improvements could have an adverse effect on our financial condition and results of operations. Such renovations involve certain risks, including the possibility of environmental problems, construction cost overruns and delays, the possibility that we will not have available cash to fund renovations or that financing for renovations will not be available on favorable terms, if at all, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from other entities. If we are unable to meet our capital expenditure needs, we may not be able to maintain the quality of our resorts.

We are defendants in certain litigation that may have a material adverse impact on our operating results and financial condition.
      On November 21, 2005, a purchaser of our securities filed a lawsuit against us and certain of our officers and directors in the United States District Court for the Western District of Wisconsin. The complaint alleges that the defendants violated federal securities laws by making false or misleading statements regarding our internal controls and ability to provide financial guidance and forecasts in registration statements filed in connection with our December 2004 initial public offering and in press releases issued in 2005. The complaint was amended on December 8, 2005 to add underwriters and accountants as additional defendants. Additional complaints alleging substantially similar claims were filed by other purchasers of our securities in the Western District of Wisconsin on December 1, 2005, and on January 6, 2006. In addition, a complaint was filed in the Circuit Court for Dane County, Wisconsin on December 16, 2005, alleging that we made false and misleading statements in our IPO-related documents, and making other allegations. This last lawsuit was removed to Federal court and consolidated with the other lawsuits. All of these lawsuits purport to be filed on behalf of a class of shareholders who purchased our common stock between specified dates and seek unspecified compensatory damages, attorneys’ fees, costs and other relief.
      These lawsuits may require significant management time and attention and could result in significant legal expenses. We maintain D&O insurance that may provide coverage for certain fees, expenses, settlements and judgments arising out of these lawsuits. The amount of a settlement of, or judgment on, one or more of the claims in these suits or other potential claims relating to the same events could substantially exceed the limits of our D&O insurance. An unfavorable outcome could have a material adverse effect on our business, operating results, cash flow, and financial condition.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.
      The success of our resorts depends in part on our brands, logos and branded merchandise. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar intellectual property rights to protect our brands, logos, branded merchandise and other intellectual property. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our brand in both domestic and international markets. We also use our trademarks and other intellectual property on the Internet. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands, logos and branded merchandise to achieve and maintain market acceptance.
      We have licensed our Great Wolf Lodge brand and intend to further license the brand in domestic and international markets. While we try to ensure that the quality of our brand is maintained by our current licensees, and will be maintained by any future licensees, we cannot assure you that these licensees will not take actions that adversely affect the value of our intellectual property or reputation.
      We have registered certain trademarks and have other trademark registrations pending in the United States and foreign jurisdictions. There is no guarantee that our trademark registration applications will be granted. In addition, the trademarks that we currently use have not been registered in all of the countries in which we do, or intend to do, business and may never be registered in all of these countries. We cannot assure you that we will be able to adequately protect our trademarks or that our use of these trademarks will not result in liability for trademark infringement, trademark dilution or unfair competition.
      We may not have taken all the steps necessary to protect our intellectual property in the United States and foreign countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

Our operations may be adversely affected by extreme weather conditions and the impact of disasters.
      We currently operate, and in the future intend to operate, our resorts in a number of different markets, each of which is subject to local weather patterns and their effects on our resorts, especially our guests’ ability to travel to our resorts. Extreme weather conditions can from time to time have an adverse impact upon individual resorts or particular regions. Our resorts are also vulnerable to the effects of destructive forces, such as fire, storms, high winds and flooding and any other occurrence that could affect the supply of water or electricity to our resorts. For example, our resort in Kansas City recently sustained minor tornado-wind damage. Although our resorts are insured against property damage, damages resulting from acts of God or otherwise may exceed the limits of our insurance coverage or be outside the scope of that coverage.

Compliance with the Americans with Disabilities Act and other governmental regulations and changes in governmental rules and regulations may adversely affect our financial condition and results of operations.
      Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our resorts are substantially in compliance with these requirements, we have not conducted an audit or investigation of all of our resorts to determine our compliance. A determination that we are not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. We cannot predict the ultimate cost of compliance with the ADA.
      The resort industry is also subject to numerous federal, state and local governmental regulations including those related to building and zoning requirements, and we are subject to laws governing our relationship with our employees, including minimum wage requirements, overtime, working conditions and work permit requirements. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of our resorts, including changes to building codes and fire and life safety codes, may occur. If we were required to make substantial modifications at our resorts to comply with the ADA, other governmental regulations or changes in governmental rules and regulations, our financial condition and results of operations could be adversely affected.

We face possible liability for environmental cleanup costs and damages for contamination related to our properties, which could adversely affect our business, financial condition and results of operations.
      Our operations and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety, including laws and regulations governing and creating liability relating to the management, storage and disposal of hazardous substances and other regulated materials. Our properties are also subject to various environmental laws and regulations that govern certain aspects of our on-going operations. These laws and regulations control such things as the nature and volume of our wastewater discharges, quality of our water supply and our waste management practices. The costs of complying with these requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.
      Because we own and operate real property, various federal, state and local laws may impose liability on us for the costs of removing or remediating various hazardous substances, including substances that may be currently unknown to us, that may have been released on or in our property or disposed by us at third-party locations. The principal federal laws relating to environmental contamination and associated liabilities that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act; state and local governments have also adopted separate but similar environmental laws and regulations that vary from state to state and locality to locality. These laws may impose liability jointly and severally, without regard to fault and whether or not we knew of or caused the release. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages, such as natural resource damages. This liability may be imposed on us under environmental laws or common-law principles.
      We obtain environmental assessment reports on the properties we own or operate as we deem appropriate. These reports have not revealed any environmental liability or compliance concerns that we believe would materially adversely affect our financial condition or results of operations. However, the environmental assessments that we have undertaken might not have revealed all potential environmental liabilities or claims for such liabilities. It is also possible that future laws, ordinances or regulations or changed interpretations of existing laws and regulations will impose material environmental liability or compliance costs on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our guests could introduce hazardous or toxic substances into the resorts we own or manage without our knowledge and expose us to liability under federal or state environmental laws. The costs of defending these claims, complying with as yet unidentified requirements, conducting this environmental remediation or responding to such changed conditions could adversely affect our financial condition and results of operations.
      Some of our resort properties may have contained, or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. If hazardous or toxic substances were released from these tanks, we could incur significant costs or, with respect to tanks on our property, be liable to third parties with respect to the releases.
      On occasion, we may elect to develop properties that have had a history of industrial activities and/or historical environmental contamination. Where such opportunities arise, we engage third-party experts to evaluate the extent of contamination, the scope of any needed environmental clean-up work, and available measures (such as creation of barriers over residual contamination and deed restrictions prohibiting groundwater use or disturbance of the soil) for ensuring that planned development and future property uses will not present unacceptable human health or environmental risks or exposure to liabilities. If those environmental assessments indicate that the development opportunities are acceptable, we also work with appropriate governmental agencies and obtain their approvals of planned site clean-up, development activities and the proposed future property uses. We have followed that process in connection with the development of our Blue Harbor Resort in Sheboygan, Wisconsin where the City of Sheboygan has arranged for environmental clean-up work and ongoing groundwater monitoring and we have agreed to the use of a barrier preventing contact with residual contamination and implementation of a deed restriction limiting site activities. To our knowledge, our work at our Sheboygan resort has been conducted in accordance with requirements imposed by the Wisconsin Department of Natural Resources. Based on these efforts, we are not aware of any environmental liability or compliance concerns at our Sheboygan resort that we believe would materially adversely affect our financial conditions or results of operations. It is possible, however, that our efforts have not identified all environmental conditions at the property or that environmental conditions and liabilities associated with the property could change in the future.

      Future acquisitions of properties subject to environmental requirements or affected by environmental contamination could require us to incur substantial costs relating to such matters. In addition, environmental laws, regulations, wetlands, endangered species and other land use and natural resource issues affecting either currently owned properties or sites identified as possible future acquisitions may increase costs associated with future site development and construction activities or business or expansion opportunities, prevent, delay, alter or interfere with such plans or otherwise adversely affect such plans.

Regulation of the marketing and sale of condominiums, including a prior offer of condominiums at our Blue Harbor Resort, could adversely affect our business.
      Our marketing and sales of condominium units are subject to extensive regulation by the federal government and the states in which our condominiums are marketed and sold. On a federal level, the Federal Trade Commission Act prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which we are or may be subject includes the Interstate Land Sales Full Disclosure Act, the Real Estate Settlement Practices Act and the Fair Housing Act. In addition, many states have adopted specific laws and regulations regarding the sale of condominiums. For example, certain state laws grant the purchaser the right to cancel a contract of purchase within a specified period following the earlier of the date the contract was signed or the date the purchaser has received the last of the documents required to be provided by the seller. No assurance can be given that the cost of qualifying under condominium regulations in all jurisdictions in which we desire to conduct sales will not be significant. The failure to comply with such laws or regulations could adversely affect our business, financial condition and results of operations.
      There can be no assurance that prior or future sales of our condominium units will not be considered offers or sales of “securities” under federal law or the state law in the states where we desire to, or do, conduct sales or in which our properties are located. If such interests were considered to be securities, we would be required to comply with applicable state and federal securities laws, including laws pertaining to registration or qualification of securities, licensing of salespeople and other matters. There can be no assurance that we will be able to comply with the applicable state and federal securities requirements, and if the offers or sales of our condominium units are deemed to be offers or sales of securities, such a determination may create liabilities or contingencies that could have an adverse effect on our operations, including possible rescission rights relating to the units that have been sold, which, if exercised, could result in losses and would adversely affect our business, financial condition and results of operations.
      In particular, it is possible that the prior offer of condominiums at our Sheboygan resort by Blue Harbor Resort Condominium, LLC, a former subsidiary of Great Lakes that we refer to as Condo LLC, may not have been in compliance with federal and state securities laws. Prior to the initial public offering and the completion of the formation transactions, interests in Condo LLC held by Great Lakes were distributed to Great Lakes’ shareholders. We did not acquire Condo LLC as a part of the formation transactions. Although Condo LLC has taken steps to correct any potential securities laws issues in connection with these offers, we cannot assure you that we would not be held liable to some extent for the offers made by Condo LLC.

The illiquidity of real estate may make it difficult for us to dispose of one or more of our resorts.
      We may from time to time decide to dispose of one or more of our real estate assets. Because real estate holdings generally, and family entertainment resorts like ours in particular, are relatively illiquid, we may not be able to dispose of one or more real estate assets on a timely basis or at a favorable price. The illiquidity of our real estate assets could mean that we continue to operate a facility that management has identified for disposition. Failure to dispose of a real estate asset in a timely fashion, or at all, could adversely affect our business, financial condition and results of operations.

Risk Factors Related to Our Capital Structure

The covenants in our mortgage loan agreements impose significant restrictions on us.
      The terms of our mortgage loan agreements impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions could also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including:

•	incurring or guaranteeing additional indebtedness;

•	transferring or selling assets currently held by us;

•	transferring ownership interests in certain of our subsidiaries; and

•	reducing our tangible net worth below specified levels.
      The failure to comply with any of these covenants could cause a default under our other debt agreements. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it.
Risk Factors Related to the Ownership of Our Company

Certain of our insiders exercise considerable influence over the company.
      As of the date of this prospectus, our executive officers and directors, as a group, beneficially own approximately 10.5% of the outstanding shares of our common stock. By reason of such holdings, these stockholders acting as a group will be able to exercise significant influence over our affairs and policies, including the election of our board of directors and matters submitted to a vote of our stockholders such as mergers and significant asset sales, and their interests might not be consistent with the interests of other stockholders.

We may have assumed unknown liabilities in connection with the formation transactions.
      As part of the formation transactions, we acquired our predecessor companies subject to existing liabilities, some of which may have been unknown at the time of the closing thereof. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of vendors or other persons dealing with the entities prior to the closing of the formation transactions (that had not been asserted or threatened prior thereto), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. The founding shareholders of our predecessor companies agreed to indemnify us with respect to claims for breaches of representations and warranties brought by us within one year following the completion of the IPO and the formation transactions, subject to certain limitations. Many liabilities may not have been identified by December 20, 2005, the expiration of the one-year period, and we may have no recourse against the founding shareholders or these entities for such liabilities.

We may issue partnership interests in the future that may be dilutive to, and may have preferential rights over, our common stockholders.
      We have formed a wholly owned operating partnership to serve as the parent entity of each of the surviving resort-owning entities. We are the limited partner of the partnership and the sole general partner of the partnership is a new wholly owned subsidiary that we have formed for that purpose. We formed the operating partnership to provide flexibility for future transactions as we execute our growth strategy. We believe that the ability to issue partnership units will enable us to acquire assets from sellers seeking certain tax treatment. While we do not anticipate issuing any interests in the operating partnership in the foreseeable future, we may issue such interests in the future. These additional interests may include preferred limited partnership units. Any partnership interests that we issue may be entitled to distributions of available cash that might otherwise be allocated to the execution of our business plan or generally available for future dividends, if any. In addition, any partnership interests may be convertible into our common stock, thus having a dilutive impact to our common stockholders, and may have voting or other preferential rights relative to those of our common stockholders.
Risks Related to this Offering

Our stock price has been volatile in the past and may be volatile in the future, and you could lose all or part of your investment.
      On December 20, 2004, we completed the initial public offering. Trading markets after an initial public offering have often been extremely volatile. Since our initial public offering through April 13, 2006, our common stock has traded at a high of $25.88 and a low of $8.00. The following factors could cause the price of our common stock in the public market to fluctuate significantly:

•	variations in our quarterly operating results;

•	changes in market valuations of companies in the resort industry, generally, and the family entertainment resort segment, specifically;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of new properties, acquisitions or joint ventures.
      Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the price an investor pays for our common stock in this offering. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. As described under Legal Proceedings in this prospectus, we are currently defendants in such class action litigation. Litigation is often expensive and diverts management’s attention and company resources and could have a material adverse effect on our business, financial condition and operating results.

The sale of a substantial number of shares of our common stock may cause the market price of our common stock to decline.
      As of the date of this prospectus, we have outstanding 30,277,308 shares of common stock. Of these shares, the 16,100,000 shares sold in the initial public offering are freely tradable. The 14,032,896 shares issued in connection with our formation transactions and to which the registration statement of which this prospectus constitutes a part relates are also freely tradable, subject to certain restrictions. If our stockholders sell substantial amounts of shares of common stock in the public market, including the shares issued in connection with our formation transactions registered hereby, or upon the exercise of outstanding options, or if the market perceives that these sales could occur, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Provisions in our certificate of incorporation, bylaws, employment agreements and Delaware law have anti-takeover effects that could prevent a change in control that could be beneficial to our stockholders, which could depress the market price of our common stock.
      Our certificate of incorporation, bylaws, employment agreements and Delaware corporate law contain provisions that could delay, defer, increase the costs of or prevent a change in control of us or our management that could be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for our common stock. These provisions:

•	authorize our board of directors to issue “blank check” preferred stock and determine the powers, preferences and privileges of those shares without prior stockholder approval;

•	prohibit the right of our stockholders to act by written consent;

•	limit the calling of special meetings of stockholders;

•	impose a requirement that holders of 50% of the outstanding shares of common stock are required to amend the provisions relating to actions by written consent of stockholders and the limitations of calling special meetings; and

•	provide for payments to certain of our executive officers upon termination of employment within certain time periods before or after a change of control.
FORWARD-LOOKING STATEMENTS
      Certain information included in this prospectus contains, and other materials filed or to be filed by us with the Securities and Exchange Commission, or the SEC, contain or will contain, forward-looking statements. All statements, other than statements of historical facts, including, among others, statements regarding our future financial results or position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Great Wolf Resorts, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements include those set forth above under the section entitled “Risk Factors.”
      We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law.

STRUCTURE AND FORMATION OF OUR COMPANY
Formation Transactions
      Each of the seven existing resorts were, prior to the consummation of the initial public offering and the formation transactions, owned by a separate limited liability company. We refer to these limited liability companies as resort-owning entities. One member in each of these resort-owning entities was a separate limited liability company of which the management company was the managing member or manager. We refer to these entities as sponsor entities. In addition, investors had an ownership interest in the resort-owning entity of our Sandusky resort through a limited liability company that we refer to as Sandusky Investor LLC.
      Pursuant to the formation transactions, among other things:

•	The management company contributed its hotel management and multifamily housing management and development assets, which were unrelated to the resort business, to two subsidiaries of the management company and then distributed the interests in such subsidiaries to the former shareholders of the management company.

•	We sold an aggregate of 16,100,000 shares of our common stock in the initial public offering, and we used the net proceeds from the initial public offering to accomplish the steps listed below and also to (1) pay an aggregate of $97.6 million of the cash consideration in connection with the formation transactions; (2) repay certain indebtedness existing prior to the closing of the initial public offering and the formation transactions in the aggregate amount of approximately $76.0 million; and (3) fund $75.4 million of our future resort development costs.

•	We effected, through GWR Operating Partnership, L.L.L.P., our wholly owned operating partnership, the acquisition of each resort-owning entity, sponsor entity, Sandusky Investor LLC and the management company.

•	Pursuant to these acquisitions, members of the resort-owning entities, sponsor entities and Sandusky Investor LLC received cash, unregistered shares of our common stock or a combination of cash and unregistered shares of our common stock. Also, shareholders of the management company received unregistered shares of our common stock pursuant to the merger of the management company with and into Great Lakes Services, LLC, a wholly owned subsidiary of the operating partnership, which we refer to as Great Lakes Services.

•	We issued an aggregate of 130,949 shares of unregistered common stock to holders of tenant in common interests in our Poconos and Williamsburg resorts that are convertible into our common stock.

•	Concurrently with the consummation of the initial public offering and the formation transactions, we:

•	repaid an aggregate of approximately $76.0 million of Great Lakes’ mortgage indebtedness on two of our resorts from the net proceeds of the initial public offering;

•	refinanced existing mortgage indebtedness on two of our resorts with a total outstanding debt balance at the date of the IPO of $72.4 million;

•	entered into a $75.0 million revolving credit facility, which we subsequently terminated in connection with our CNL joint venture; and

•	the former employees of the management company became employees of Great Lakes Services.
      In addition, GWR Operating Partnership, L.L.L.P. serves as the parent entity of each of the surviving resort-owning entities. In an effort to minimize our exposure to possible liability arising from our resort properties, we serve as the limited partner of the partnership and a wholly owned subsidiary, GWR OP General Partner, LLC, serves as the general partner of the partnership. We formed the operating partnership to provide flexibility for future transactions as we execute our growth strategy, in particular the flexibility to enter into transactions for the acquisition of property or assets where there may be tax or other advantages to the sellers of those properties or assets if we issue units in the operating partnership as consideration rather than shares of our common stock. We have not issued any interests in the operating partnership, other than interests issued to us and to GWR OP General Partner, LLC.
Benefits to Related Parties
      In connection with the formation transactions, the shareholders of the management company received material benefits, including:

•	an aggregate of 8,087,151 unregistered shares of our common stock as consideration in the formation mergers; and

•	the release of personal guarantees to repay approximately $167.1 million of indebtedness relating to the resort- owning entities. Approximately $76.0 million of this indebtedness was repaid with the proceeds of the initial public offering, approximately $72.4 million was refinanced and the remaining portion was assumed by us in connection with the formation transactions.
      Certain former shareholders of Great Lakes currently hold the following positions with us:

John Emery	—	Chief Executive Officer and Director
Bruce D. Neviaser	—	Chairman of the Board
Kimberly K. Schaefer	—	Chief Operating Officer
      Prior to the formation transactions, these shareholders exercised managerial control over most of the resort-owning entities and the sponsor entities and had significant voting control over such entities.
      In addition, pursuant to their current employment arrangements, three members of our management received approximately $2.3 million of bonus payments in the form of lump sum cash payments effective upon the completion of the initial public offering. Approximately $2.2 million of these bonus payments were made to members of management who have joined the company in the last two years. These bonuses were offered to enable us to attract these executives and to incentivize them to successfully complete the initial public offering. Approximately $2.2 million of these bonus payments were deferred pursuant to our deferred compensation plan. Pursuant to elections by these members of management to have these bonus payments track the performance of our common stock, we contributed 129,412 shares of our common stock (based on the initial public offering price of $17.00 per share) to a trust that holds assets to pay obligations under our deferred compensation plan. These deferred bonuses will be deemed to be investments in shares of our common stock. As a result, the amount of cash ultimately paid from the deferred bonuses will increase and decrease as the price of our common stock increases and decreases.

USE OF PROCEEDS
      All of the shares offered hereby are being offered by the selling stockholders. We will not receive any proceeds from the offering.
MARKET PRICE INFORMATION
      Our common stock trades on the Nasdaq National Market under the symbol “WOLF.” The following table sets forth the high and low sales price of our common stock on the Nasdaq National Market for the periods presented. Our common stock began trading on the Nasdaq National Market on December 15, 2004.

Period	High	Low

2006
Second Quarter*	$12.09	$10.77
First Quarter	$11.68	$9.80

2005
Fourth Quarter	$10.82	$8.00
Third Quarter	$22.82	$9.20
Second Quarter	$25.25	$17.80
First Quarter	$25.88	$20.07

2004
Fourth Quarter	$23.00	$18.65

*	Through April 17, 2006.
      As of April 10, 2006, there were 290 record holders of our common stock. On April 17, 2006, the last reported sales price of our common stock on the Nasdaq National Market was $10.87.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

BUSINESS
Overview and Development
      As used in this section, the terms “we,” “our” and “us” refer to Great Wolf Resorts, Inc., a Delaware corporation, and its subsidiaries.
      We are a family entertainment resort company that provides our guests with a high-quality vacation at an affordable price. We are the largest owner, operator and developer in the United States of drive-to family resorts featuring indoor waterparks and other family-oriented entertainment activities, based on the number of resorts in operation. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance from our resorts. Our resorts provide a consistent and comfortable environment throughout the year where our guests can enjoy our various amenities and activities. We are a fully integrated resort company with in-house expertise and resources in resort and indoor waterpark development, management, marketing and financing.
      We own and operate six Great Wolf Lodge® resorts (our signature northwoods-themed resorts), four of which we own 100% and the other two of which we own 30%, and one Blue Harbor Resort (a nautical-themed property), of which we own 100%. In addition, a joint venture in which we have an 84% interest owns one Great Wolf Lodge resort that is under construction and scheduled to open for business during 2006. We are also the licensor and manager of an additional Great Wolf Lodge resort in Niagara Falls, Ontario that is owned and under development by an affiliate of Ripley Entertainment Inc., or Ripley’s. We anticipate that most of our future resorts will be developed under our Great Wolf Lodge brand, but we may develop additional nautical-themed or other resorts in other appropriate markets.
      We were formed in May 2004 to succeed to the family entertainment resort business of our predecessor companies, The Great Lakes Companies, Inc., and a number of its related entities. We refer to these entities collectively as Great Lakes. Great Lakes developed and operated hotels between 1995 and December 2004. In 1999, Great Lakes began its resort operations by purchasing the Great Wolf Lodge in Wisconsin Dells, Wisconsin and developing the Great Wolf Lodge in Sandusky, Ohio, which opened in 2001. In 2003, Great Lakes opened two additional Great Wolf Lodge resorts, one in Traverse City, Michigan and the other in Kansas City, Kansas. In June 2004, Great Lakes opened the Blue Harbor Resort in Sheboygan, Wisconsin. Immediately prior to the closing of our initial public offering of common stock, which we refer to in this section as the IPO, Great Lakes had two additional Great Wolf Lodge resorts under construction, one in Williamsburg, Virginia and the other in the Pocono Mountains region of Pennsylvania. Our Williamsburg resort opened in March 2005 and our Pocono Mountains resort opened in October 2005.
      On December 20, 2004, in connection with the closing of the IPO, we acquired each of these resorts and the resorts then under construction, as well as certain resort development and management operations, in exchange for an aggregate of 14,032,896 shares of our common stock and $97.6 million, in the formation transactions. We also realized net proceeds of $248.7 million from the sale of 16,100,000 shares of our common stock in the IPO.

CNL Joint Venture
      On October 11, 2005, we formed a joint venture with CNL Income Properties, Inc., a real estate investment trust focused on leisure and lifestyle properties. The joint venture acquired our Wisconsin Dells and Sandusky resorts. CNL initially purchased an approximately 61.1% interest in the joint venture, and we owned the remaining 38.9%. On November 3, 2005, CNL increased its ownership interest in the joint venture to 70% and we retained a 30% interest. CNL paid us approximately $80 million in total for its 70% ownership interest. Affiliates of the CNL joint venture entered into a loan agreement pursuant to which such affiliates borrowed $63 million from NSPL, Inc. In March 2006 we received approximately $18.6 million of the loan proceeds, which we will use for current and future development projects. The loan is secured by the joint venture’s

Wisconsin Dells and Sandusky resorts. We will continue to operate the properties and will license the Great Wolf Lodge brand to the joint venture under 25-year agreements, subject to earlier termination in certain situations.
Properties — Overview
      The following table presents an overview of our portfolio of operating resorts and resorts announced or under construction. As of December 31, 2005, we own and operate six Great Wolf Lodge resorts (our signature northwoods-themed resorts), four of which we own 100% and the other two of which we own 30%, and one Blue Harbor Resort (a nautical-themed property), of which we own 100%.

						Indoor
	Ownership		Guest		Condo	Entertainment
	Percentage	Opening	Suites		Units	Area(1)

						(Approx. ft2)
Existing Resorts:
Wisconsin Dells, WI(2)	30%	1997	309		77	102,000	(3)
Sandusky, OH(2)	30%	2001	271		—	41,000
Traverse City, MI	100%	2003	281		—	51,000
Kansas City, KS	100%	2003	281		—	49,000
Sheboygan, WI	100%	2004	183		64	54,000
Williamsburg, VA	100%	March 2005	301	(4)	—	66,000
Pocono Mountains, PA	100%	October 2005	401		—	91,000
Resorts Announced or Under Construction:
Niagara Falls, ONT(5)	—	Spring 2006	406		—	94,000
Mason, OH(6)	84%	Fall 2006	401		—	92,000
Chehalis, WA(7)	49%	2007	317		—	65,000
Grapevine, TX(8)	100%	2007	400		—	80,000

(1)	Our indoor entertainment areas generally include our indoor waterpark, game arcade, children’s activity room and fitness room, as well as our Aveda concept spa, Wiley’s Woods and party room in the resorts that have such amenities.

(2)	On October 11, 2005 we formed a joint venture with CNL Income Properties, a real estate investment trust focused on leisure and lifestyle properties, and contributed this property to the joint venture. We own a 30% interest in this joint venture.

(3)	Includes a 38,000 square foot waterpark expansion completed in March 2006.

(4)	We plan to add an additional 103 guest suites as well as new waterpark attractions at our Williamsburg property. Construction for the expansion is expected to start in Spring 2006 with expected completion in 2007.

(5)	An affiliate of Ripley Entertainment, Inc., our licensee, which we refer to as Ripley’s, owns this resort. We are assisting Ripley’s with construction consulting and other pre-opening matters related to the Great Wolf Lodge in Niagara Falls. We have granted Ripley’s a license to use the Great Wolf Lodge name for this resort for ten years after opening. We will manage the resort on behalf of Ripley’s and will also provide central reservation services.

(6)	We have entered into a joint venture with Paramount Parks, Inc., a unit of CBS Corporation, to build this resort. We will operate the resort under our Great Wolf Lodge brand and will maintain a majority equity position in the project. Paramount will have a minority equity interest in the development. Construction on the resort began in July 2005 with expected completion in Fall 2006.

(7)	We have entered into a joint venture with The Confederated Tribes of the Chehalis Reservation to build this resort. We will operate the resort under our Great Wolf Lodge brand. The Confederated Tribes of the Chehalis Reservation will contribute the land needed for the resort, and they will have a majority equity interest in the joint venture. Construction on the resort is expected to begin in Summer 2006 with expected completion in 2007.

(8)	We have announced plans to develop a Great Wolf Lodge resort in Grapevine, Texas. The northwoods themed, six-story, approximately 400-suite resort will provide a comprehensive package of first-class destination lodging amenities and activities. Construction on the approximately 400,000 square-foot building is scheduled to begin in Spring 2006 with expected completion in 2007.

      Northwoods Lodge Theme. Each of our Great Wolf Lodge resorts has a northwoods lodge theme. Our three-story, approximately 5,000 to 7,800 square-foot atrium lobbies are designed in a northwoods cabin motif with exposed timber beams, massive stone fireplaces, mounted wolves and other northwoods creatures, and an animated two-story clocktower that provides theatrical entertainment for our younger guests. Throughout the common areas and in each guest suite, we use sturdy, rustic furniture that complements the northwoods theme. We believe that this consistent theme throughout our resorts creates a comfortable and relaxing environment and provides a sense of adventure and exploration that the entire family can enjoy.
      Guest Suites. All of our guest suites are themed luxury suites ranging in size from approximately 385 square feet to 1,970 square feet. Substantially all of our rooms also include a private deck or patio. Our resorts offer up to nine room styles to meet the needs and preferences of our guests, including a selection of rooms with lofts, jacuzzis and fireplaces. Our standard rooms include two queen beds and a third queen bed in the sleeper sofa, a wet bar, microwave oven, refrigerator and dining and sitting area, and can accommodate up to six people. Our specialty rooms can accommodate up to seven people and provide a separate area for children, including our KidCabin Suites that feature a log cabin bunk bed room, our Wolf Den Suites that feature a themed den enclosure with bunk beds and our KidKamp Suites that feature bunk beds in a themed tent enclosure. We also offer larger rooms, such as our Majestic Bear Suite, which has a separate bedroom with a king bed, a large dining and living area and can accommodate up to eight people. Our guest suites have wallpaper, artwork and linens that continue the northwoods theme and provide for full room service, pay-per-view movies and pay-per-play video games.
      Indoor Waterparks. Our existing Great Wolf Lodge indoor waterparks are maintained at a warm and comfortable temperature, range in size from approximately 34,000 to 78,000 square feet and have a northwoods theme, including decorative rockwork and plantings, all of which is contained in a five-story or taller wooden beam structure. The focus of each Great Wolf Lodge waterpark is our signature 12-level treehouse waterfort. The fort is an interactive water experience for the entire family that features over 60 water effects, including spray guns, fountains, valves and hoses, has cargo netting and suspension bridges and is capped by an oversized bucket that dumps between 700 and 1,000 gallons of water every five minutes. Our Blue Harbor Resort has a 43,000 square-foot Breaker Bay waterpark including our 12-level Lighthouse Pier waterfort featuring a 1,000 gallon tipping ship.
      Our waterparks also feature high-speed body slides and inner tube waterslides that wind in and out of the building into a splash-down pool, smaller slides for younger children, zero-depth water activity pools for small children with geysers, a water curtain, fountains and tumble buckets, a lazy river, additional activity pools for basketball, open swimming and other water activities and two large free-form hot tubs, one of which is for adults-only. Each waterpark is constructed with a special nonslip floor surface for maximum traction and has ample deck space and good sight lines to enhance parental oversight. Our resorts under development or construction will have indoor waterparks ranging in size from approximately 55,000 to 82,000 square feet.

      Approximately one million gallons of water are cycled through each of our waterparks every hour in order to ensure cleanliness. Our primary operating equipment includes standard water pumps, tanks and filters, located in separate spaces to allow for quick repairs or replacement. Computer-controlled water and air treatment systems and highly trained technicians continuously monitor the water and air quality of our waterparks in order to ensure a clean and safe environment. We seek to minimize the use of chlorine. Most of the water purification is performed by an advanced ozone water treatment system, which ensures the highest water quality and an absence of the typical chlorine odor found in indoor pools. In addition, the water within each area circulates every hour to maximize hygiene. Each waterpark area has its own water system so that a problem with any one area can be quickly contained and does not affect the operations of the rest of the waterpark.
      We expect recurring annual capital expenditures for each resort to be approximately 3-4% of the resort’s revenues, including the repair and maintenance of our waterpark equipment. As much of the equipment used in our waterparks is designed for outdoor application and capable of withstanding intense physical use and the elements year-round, wear and tear is minimal and we believe our equipment has a long useful life. In addition, our water purification system minimizes airborne chemicals and their potentially corrosive effects on materials and equipment and helps extend the life of our equipment.
      The safety of our guests is a primary focus in our waterparks. Our lifeguards receive one of the highest levels of training and certification in the industry, provided by Jeff Ellis & Associates, Inc., an international aquatic safety consulting company. Ellis & Associates conducts quarterly unannounced safety inspections at each of our resorts to ensure that proper safety measures and procedures are maintained. All of our on duty lifeguards perform daily training exercises under the supervision of a certified instructor. We also encourage our lifeguards to obtain EMT certification, and we reimburse them for the costs of the training.
      Our indoor waterparks are open from 8:30 a.m. until 10:00 p.m. seven days a week and admission is generally only available to resort guests. Our general guests-only policy, which is in effect at all of our resorts other than our Sheboygan resort, allows our guests to avoid the long lines and other inconveniences of daily admission-based waterparks.
      Amenities. Each of our existing resorts features, and each of our resorts under construction will feature, a combination of the following amenities. Our Blue Harbor resort amenities have similar appropriate nautical-themed names.

•	Themed Restaurants. Our resorts feature one or more full-service, themed restaurants and a themed bar and grille that serves alcoholic beverages and sandwiches. Our themed restaurants include the Gitchigoomie Grill, with a life-sized sea plane suspended over the dining area, Lumber Jack’s Cook Shanty, the Loose Moose Bar & Grill, and the Camp Critter Bar & Grille, which features a two-story realistic tree with a canopy of leaves and canvas-topped booths with hanging lanterns, giving guests the impression that they are dining in a northwoods forest campsite. Our Blue Harbor Resort features our On the Rocks Bar & Grille and Rusty Anchor Buffet.

•	Ice Cream Shop and Confectionery. Each of our Great Wolf Lodge resorts, with the exception of our Sandusky resort, has a Bear Claw Café ice cream shop and confectionery that provides sandwiches, Starbucks® coffee, pastries, ice cream, candies, home-made fudge and other snacks that families can share together. Our Blue Harbor Resort has a Sweetshop Landing confectionery.

•	Snack Bar. Each of our waterparks has a snack bar that offers a variety of sandwiches, pizzas and similar foods with ample seating so that our guests do not have to leave the warmth and comfort of the waterparks.

•	Gift Shop. Each of our resorts has a Buckhorn Exchange or Precious Cargo gift shop that provides unique themed gifts, including Great Wolf Lodge logo merchandise, souvenirs, collectibles and stuffed animals. The gift shop also offers resort toys, swimwear and personal necessities.

•	Full-Service Spa. Each of our resorts, with the exception of our Sandusky resort, has an Aveda concept or Cameo spa that provides a relaxing get-a-way with a full complement of massages, facials, manicures, pedicures and other spa treatments, as well as yoga classes and a wide selection of Aveda products. We intend to add an Aveda concept spa to our Sandusky Great Wolf Lodge resort.

•	Game Arcade. Our Youkon Jack’s or Northern Lights game arcades range in size from approximately 3,900 to 7,000 square feet, have over 70 games of skill and are divided into distinct areas with video and skill games that appeal to children of different ages. Tickets won from the games may be exchanged for a wide selection of merchandise that appeals to our younger guests.

•	Cub Club. Our Cub Club rooms are professionally staffed children’s activity rooms with programmed activities, including arts and crafts, games and nature hikes. Cub Club is a frequent guest program for our younger guests. Cub Club membership is open to all children who have stayed at one of our resorts and includes a periodic newsletter, exclusive offers, rewards for each stay and a free meal and dessert when members visit during their birthday month. We currently have more than 10,000 Cub Club members. Our Blue Harbor Resort features a Crew Club frequent guest program and activities that are similar to our Cub Club.

•	Animated Clocktower. Each of our Great Wolf Lodge resorts has a two-story animated clocktower located in the resort’s main atrium lobby. The clocktower provides daily theatrical entertainment through talking and singing trees, animals and northwoods figures. Our Blue Harbor Resort features a 2,000 gallon water fountain featuring a hand-blown glass sculpture and a music and light show located in its main atrium lobby.

•	Outdoor Water Amenities. Outdoor water amenities complement our indoor waterpark facilities and allow our guests to take advantage of favorable weather conditions. Our outdoor water amenities include activity pools and a large deck or patio area and are generally open from May until September. Our Wisconsin Dells resort also has outdoor waterslides.

•	Fitness Room. Our fitness rooms contain aerobic exercise equipment and weight-lifting machines with numerous televisions for active viewing.

•	Meeting Space. Our resorts offer meeting rooms ranging from approximately 3,000 to over 7,000 square feet that are available for guest meetings, including a 99-seat, state-of-the-art, symposium-style room at our Traverse City resort.

•	Conference Facility. Our Blue Harbor Resort features an approximately 21,000 square-foot attached conference facility that provides spaces ranging from approximately 1,000 square feet to 10,000 square feet for a number of different types of conferences and conventions.

•	Wiley’s Woods. Wiley’s Woods is an interactive indoor live video game in a four-story, approximately 16,000 square-foot structure located at our Wisconsin Dells resort. Children ages three and older wear electronic wrist bands and gain points by navigating slides, bridges, nets and mazes and performing a variety of tasks on over 60 machines and gadgets. Admission to Wiley’s Woods is free for all resort guests and is open to the public for a fee.
Operating Properties
      Our resorts operating currently are located in Wisconsin Dells, Wisconsin; Sandusky, Ohio; Traverse City, Michigan; Kansas City, Kansas; Williamsburg, Virginia, Pocono Mountains, Pennsylvania and Sheboygan, Wisconsin.

Great Wolf Lodge of Wisconsin Dells, Wisconsin
      Our Great Wolf Lodge, located on 22 acres in Wisconsin Dells, Wisconsin, was originally constructed in 1997 and acquired by Great Lakes in 1999. In October 2005, we sold this resort to our joint venture with CNL Income Properties, Inc. We have a 30% interest in that joint venture.
      Wisconsin Dells is a renowned family vacation destination that features a number of entertainment options, including amusement parks, museums, live entertainment and other indoor waterparks. According to its Visitor and Convention Bureau, the Wisconsin Dells area attracts over two and a half million visitors each year and in 2004 attracted over $870 million of vacation-related expenditures. Wisconsin Dells is within a one-hour drive from Madison, Wisconsin; a two-hour drive from Milwaukee, Wisconsin; and a three and one-half hour drive from Chicago, Illinois. According to Applied Geographic Solutions, Inc., there are approximately 16.4 million people who live within 180 miles of the resort.
      Great Wolf Lodge of Wisconsin Dells has 309 guest suites, with an additional 77 individually-owned, one to four bedroom condominium units located adjacent to the resort, and an approximately 76,000 square-foot indoor waterpark that includes our signature treehouse waterfort. The resort offers a number of revenue-enhancing amenities, including a themed restaurant, Loose Moose Bar & Grill, Bear Claw Café ice cream shop and confectionery, Youkon Jack’s game arcade, Buckhorn Exchange gift shop, full-service Aveda concept spa, Wiley’s Woods, and meeting rooms. The resort also includes non-revenue-generating amenities, such as an animated two-story clocktower, Cub Club room and Iron Horse fitness center. We currently manage, on behalf of the CNL joint venture, the rental of all of the condominium units at this resort. The CNL joint venture receives a rental management fee of approximately 40% of room revenue, after deduction of certain expenses. In addition, the CNL joint venture receives reimbursement of certain waterpark and other expenses from the condominium association.

Great Wolf Lodge of Sandusky, Ohio
      In March 2001, we opened our Great Bear Lodge® in Sandusky, Ohio, which has the same theming as each of our Great Wolf Lodge resorts and was re-named the Great Wolf Lodge of Sandusky in May 2004. In October 2005, we sold this resort to our joint venture with CNL Income Properties, Inc. We have a 30% interest in that joint venture.
      Sandusky is a family destination near Cleveland, Ohio that is well known for its amusement parks. According to the Sandusky/FIB Erie County Visitors and Convention Bureau, Sandusky attracts approximately seven million visitors each year. Sandusky is within a one-hour drive from Cleveland, Ohio; a two-hour drive from Detroit, Michigan; a two and one-half-hour drive from Columbus, Ohio; and a three-hour drive from Pittsburgh, Pennsylvania. According to Applied Geographic Solutions, Inc., there are approximately 22.9 million people who live within 180 miles of the resort.
      Great Wolf Lodge of Sandusky is located on approximately 15 acres and has 271 guest suites and an approximately 34,000 square-foot indoor waterpark that includes our signature treehouse waterfort, tube slides, body slides, hot tubs and a lazy river. The resort offers a number of revenue-enhancing amenities, including our Gitchigoomie Grill and Lumber Jack’s Cook Shanty themed restaurants, Northern Lights game arcade, Buckhorn Exchange gift shop and meeting rooms. The resort also includes non-revenue-generating amenities such as our animated two-story clocktower, Cub Club room and Iron Horse fitness center.

Great Wolf Lodge of Traverse City, Michigan
      In March 2003, we opened our Great Wolf Lodge in Traverse City, Michigan. Traverse City is a traditional family vacation destination with skiing and lake activities. According to the Traverse City Convention and Visitors Bureau, Traverse City attracts approximately two million visitors each year. Traverse City is within a three-hour drive from Grand Rapids, Michigan and the Saginaw/ Flint, Michigan area and a four-hour drive from

Detroit, Michigan. This resort also draws guests from Northern Indiana and Ohio. According to Applied Geographic Solutions, Inc., there are approximately 7.1 million people who live within 180 miles of the resort.
      Great Wolf Lodge of Traverse City is located on approximately 48 acres and has 281 guest suites and an approximately 40,000 square-foot indoor waterpark that includes our signature treehouse waterfort and Howling Wolf family raft. The resort offers a number of revenue-enhancing amenities, including our Camp Critter Bar & Grille and Loose Moose Cottage themed restaurants, Northern Lights game arcade, full-service Aveda concept spa, Bear Claw Café ice cream shop and confectionery, Buckhorn Exchange gift shop and meeting rooms. The resort also includes non-revenue-generating amenities such as our animated two-story clocktower, Cub Club room and Iron Horse fitness center.

Great Wolf Lodge of Kansas City, Kansas
      In May 2003, we opened our Great Wolf Lodge in Kansas City, Kansas as part of the Village West tourist district that includes a Cabela’s superstore, Nebraska Furniture Mart and the Kansas NASCAR Speedway. According to the Kansas City Convention and Visitors Bureau, Kansas City attracts approximately five million visitors each year. Kansas City is within a one-hour drive from Topeka, Kansas; a two and one-half hour drive from Jefferson City, Missouri; and a three-hour drive from Lincoln, Nebraska. According to Applied Geographic Solutions, Inc., there are approximately 6.7 million people who live within 180 miles of the resort.
      Great Wolf Lodge of Kansas City is located on approximately 17 acres and has 281 guest suites and an approximately 40,000 square-foot indoor waterpark that includes our signature treehouse waterfort. The resort offers a number of revenue-enhancing amenities, including our Camp Critter Bar & Grille themed restaurant, Bear Claw Café ice cream shop and confectionery, full-service Aveda concept spa, Northern Lights game arcade, Buckhorn Exchange gift shop and meeting rooms. The resort also includes non-revenue-generating amenities such as our animated two-story clocktower, Cub Club room and Iron Horse fitness center.

Blue Harbor Resort of Sheboygan, Wisconsin
      In June 2004, we opened our Blue Harbor Resort on an approximately 12-acre property on the shores of Lake Michigan in Sheboygan, Wisconsin. Sheboygan is a family vacation destination featuring lake activities and golf. Due to the nature of Sheboygan as a family vacation destination on the water, we designed this resort with a nautical theme rather than our typical northwoods lodge theme. This resort is styled as a grand beach resort and decorated in a manner consistent with that theme, including a nautical themed lobby and specialty rooms such as the KidAquarium Suite with bunk beds surrounded by walls of deep blue sea and schools of fish and the Boathouse Suite with rowboat bunk beds. According to the Sheboygan Convention and Visitors Bureau, visitors to Sheboygan spent approximately $271 million in 2004. Sheboygan is within a one-hour drive from Milwaukee and Green Bay, Wisconsin; a two-hour drive from Madison, Wisconsin; a three-hour drive from Chicago, Illinois; and a four-hour drive from Dubuque, Iowa. According to Applied Geographic Solutions, Inc., there are approximately 18.4 million people who live within 180 miles of the resort.
      Blue Harbor Resort has 183 guest suites, with an additional 64 individually-owned, two and four bedroom condominium units located adjacent to the resort, and an approximately 43,000 square-foot Breaker Bay indoor waterpark with a 12-level Lighthouse Pier waterfort. The resort offers a number of revenue-enhancing amenities, including our nautical-themed On the Rocks Bar & Grille and Rusty Anchor Buffet restaurants, Sweetshop Landing ice cream shop and confectionery, full-service Aveda concept spa, Northern Lights game arcade and Precious Cargo gift shop. This resort also has an approximately 21,000 square-foot attached conference facility capable of seating 1,000 people. The resort offers non-revenue-generating amenities such as our 2,000 gallon hand-blown glass water fountain featuring a music and light show, Crew Club for kids and Ship Shape Place fitness center. Admission to the indoor waterpark is available to residents of Sheboygan County for a fee. We currently manage the rental of substantially all of the condominium units at this resort. We receive a rental management fee of approximately 40% of room revenue after the deduction of certain expenses. In addition, we receive reimbursement of certain waterpark expenses through the condominium association.

Great Wolf Lodge of Williamsburg, Virginia
      In March 2005, we opened our Great Wolf Lodge in Williamsburg, Virginia on an 83-acre site. Williamsburg is a popular family vacation destination with amusement parks, waterparks and other entertainment attractions. Williamsburg is a one-hour drive from Richmond, Virginia; a two and one-half-hour drive from Washington, D.C.; a three-hour drive from Baltimore, Maryland; and a three and one-half-hour drive from Raleigh, North Carolina. According to Applied Geographic Solutions, Inc., there are approximately 16.6 million people who live within 180 miles of the resort.
      The resort occupies approximately 36 acres of the site. We may sell a portion of the excess land as out-lots and retain the remaining acreage to support future expansion of the resort.
      Great Wolf Lodge of Williamsburg has 301 guest suites and an approximately 55,000 square-foot indoor waterpark that includes our signature treehouse waterfort. We expect to construct an additional 103 guest suites, additional 10,000 square feet of meeting space and additional indoor waterpark facilities, which we expect to complete in 2007. The resort offers a number of revenue-enhancing amenities, including themed restaurants, a full-service Aveda concept spa, game arcade, Bear Claw Café ice cream shop and confectionery, gift shop and approximately 7,000 square feet of meeting rooms. The resort also includes non-revenue-generating amenities such as a two-story animated clocktower, Cub Club room and fitness center.

Great Wolf Lodge of the Pocono Mountains
      In October 2005, we opened our Great Wolf Lodge in the Pocono Mountains on a 95-acre site near Stroudsburg, Pennsylvania. The Pocono Mountains area is a popular family vacation destination featuring family-oriented attractions and recreational activities. According to the Official Convention and Visitors Bureau of Pennsylvania’s Pocono Mountains, the Pocono Mountains region attracts approximately three million visitors each year. The resort is located within a one and one-half-hour drive from New York, New York; a two-hour drive from Philadelphia, Pennsylvania; a three and one-half hour drive from Baltimore, Maryland and a four-hour drive from Washington, D.C. According to Applied Geographic Solutions, Inc., there are approximately 44.3 million people who live within 180 miles of the resort.
      Our Great Wolf Lodge of the Pocono Mountains has 401 guest suites and an approximately 78,000 square-foot indoor waterpark that includes our signature treehouse waterfort. The resort offers a number of revenue-enhancing amenities, including a themed restaurant and bar and grille, full-service Aveda concept spa, game arcade, gift shop and approximately 7,900 square feet of meeting rooms. The resort also includes non-revenue-generating amenities such as a two-story animated clocktower, Cub Club room and fitness center.
Properties Announced or Under Construction

Great Wolf Lodge of Niagara Falls, Ontario
      In January 2004, Great Lakes entered into a license agreement with Ripley’s that authorizes Ripley’s to develop and operate a Great Wolf Lodge resort in Niagara Falls, Ontario. In addition, the agreement allows Ripley’s to use certain licensed trademarks, such as “Cub Club,” “KidCabin,” “Wiley’s Woods” and “Great Wolf Lodge.” The term of the license agreement is ten years, with the possibility of up to four successive five-year renewals. Under the license agreement, Ripley’s is required to pay a monthly license fee, a brand marketing fee that we are obligated to contribute to a marketing program and a fee related to furniture, fixtures and equipment start-up costs. We may terminate the license agreement at any time, upon notice, if Ripley’s fails to meet its material obligations under the agreement. These obligations require Ripley’s to meet payment obligations in a timely manner, maintain and operate the resort in a manner consistent with our operating standards and obtain our approval prior to the use of any of our licensed trademarks. In addition, these material obligations restrict Ripley’s to selling only products, goods and services that we approve and from developing or managing a hotel with an indoor waterpark within the United States until, at the earliest, January 2016.
      We have also entered into a construction consulting agreement in connection with Ripley’s construction of the resort. Under the agreement, we are providing construction and consulting services for a fee. In addition, we have entered into a management services agreement and a reservation services agreement for this resort under which we will manage the resort and provide central reservation systems services.
      Ripley’s began construction of the Niagara Falls resort in September 2004. Niagara Falls is a popular family vacation destination. According to the City of Niagara Falls, Ontario website, Niagara Falls attracts over 17 million visitors each year. Niagara Falls is less than a one hour drive from Buffalo, New York; a one and one-half-hour drive from Toronto, Ontario; and a two and one-half-hour drive from Syracuse, New York. According to Applied Geographic Solutions, Inc., there are approximately 8.7 million people who live within 180 miles of the resort.
      Upon completion, Great Wolf Lodge of Niagara Falls will have 406 guest suites with an approximately 82,000 square-foot indoor waterpark. The resort will offer a number of revenue-enhancing amenities, including themed restaurants, ice cream shop and confectionery, full-service Aveda concept spa, game arcade, gift shop and meeting space. The resort will also include non-revenue-generating amenities such as a two-story animated clocktower, Cub Club room and fitness center. We anticipate that this resort will open in the Spring 2006.
Great Wolf Lodge of Mason, Ohio
      In May 2005, we entered into a joint venture with Paramount Parks to develop a Great Wolf Lodge resort and conference center on a 39-acre land parcel at Paramount’s Kings Island, in Mason, Ohio. We will operate the resort under the Great Wolf Lodge brand and have a majority equity position in the project. Paramount’s Kings Island, a unit of CBS Corporation, owns a minority equity interest in the development as a result of contributing the land needed for the resort. We began construction of the resort in July 2005. Mason is a popular family destination featuring family-oriented attractions and recreational activities. The resort will be located within a thirty minute drive from Cincinnati, Ohio.
      Upon completion, Great Wolf Lodge of Mason, Ohio will have 401 guest suites and an approximately 75,000 square-foot indoor waterpark. The resort will offer a number of revenue-enhancing amenities, including family restaurants, a full-service Aveda concept spa, game arcade, gift shop, confectionery and an approximately 40,000 square-foot conference center. The resort also will include non revenue-generating amenities such as a fitness center and outdoor recreation area. We anticipate that this resort will open in late 2006.
Great Wolf Lodge of Chehalis, Washington
      In June 2005, we entered into a joint venture with The Confederated Tribes of the Chehalis Reservation to develop a Great Wolf Lodge resort and conference center on a 39-acre land parcel in Chehalis, Washington. We expect that we will operate the resort under the Great Wolf Lodge brand, that The Confederated Tribes of the Chehalis Reservation will contribute the land needed for the resort, and that both parties will maintain equity positions in the joint venture. We expect to begin construction of the resort in 2006. The resort will be the first family destination vacation resort with an indoor waterpark in the Pacific Northwest. Chehalis is an hour and half drive from both Seattle, Washington and Portland, Oregon. There are approximately 8 million people who live within 180 miles of the resort.
      Upon completion, Great Wolf Lodge of Chehalis, Washington will have 317 guest suites and an approximately 52,000 square-foot indoor waterpark. The resort will offer a number of revenue-enhancing amenities, including family restaurants, a full-service Aveda concept spa, game arcade, gift shop, confectionery and an approximately 30,000 square-foot conference center. The resort also will include non-revenue-generating amenities such as a fitness center and outdoor recreation area. We anticipate that this resort will open in late 2007.
Great Wolf Lodge of Grapevine, Texas
      In September 2005, we purchased a 51-acre site in Grapevine, Texas, for development of a Great Wolf Lodge resort. Grapevine is a popular family destination featuring family-oriented attractions and recreational activities. The resort will be a thirty minute drive from Dallas and Fort Worth. The Dallas and Fort Worth region is the 7th largest market area in the United States, and the resort will have a higher population within a 60-mile radius than any existing Great Wolf Lodge resort.
      Upon completion, Great Wolf Lodge of Grapevine, Texas will have 400 guest suites and an approximately 70,000 square-foot indoor waterpark. The resort will offer a number of revenue-enhancing amenities, including family restaurants, a full-service Aveda concept spa, game arcade, gift shop and confectionery. The resort will also include non-revenue-generating amenities such as a fitness center and outdoor recreation area. We currently anticipate that this resort will open in late 2007.
Business and Growth Strategies
      Our primary business objective is to increase long-term stockholder value by executing our internal and external growth strategies. Our primary internal growth strategies are to:

•	Increase Total Resort Revenue. We intend to increase total resort revenue by increasing:

•	Average Room Rate: We plan to increase our average room rate over time by driving demand for our resorts and focusing on yield management techniques. We intend to increase demand through aggressive sales and marketing and increased visibility and by enhancing our brand image. We plan to employ our yield management techniques to project demand in order to effectively direct our sales and marketing efforts and selectively increase room rates. We believe that our focus on optimizing the relationship between room rates and occupancies will allow us to maximize profitability.

•	Average Occupancy: We intend to maintain high occupancy levels during peak times and will focus on increasing our off-peak occupancies. Our off-peak occupancy levels generally occur in May, September and during the middle of the week. Our occupancy levels are affected by school calendars, with the summer months, spring break period and other school holidays achieving the highest occupancy levels. We will continue to seek to improve off-peak occupancy levels by holding special events and targeting group sales and conferences.

•	Other Revenue: We provide our guests with a self-contained vacation experience and attempt to capture a significant portion of their spending on food and beverage, entertainment and merchandise. Each of our resorts generally contains at least one themed restaurant, an ice cream shop and confectionery, snack shop, an Aveda concept spa, gift shop and game arcade. The average non-room revenue, including the revenue from these amenities, was approximately $110 per occupied room night for the year ended December 31, 2005. By providing these additional revenue-generating amenities, we seek to maximize the amount of time and money spent on-site by our guests. We have also entered into a number of co-marketing agreements with strategic partners and will enter into additional co-marketing agreements in the future in order to increase other revenue.

•	Leverage Our Economies of Scale. We will take advantage of the following economies of scale:

•	Increased Purchasing Power: We intend to capitalize on our increasing purchasing power with respect to operating supplies, food and beverage, insurance and employee benefits. As the number of resorts we own and operate increases, we expect to be able to leverage our increased buying volume and power to obtain more advantageous and predictable pricing on commodity goods and services. In addition, we intend to manage increases and fluctuations in the cost of electricity, water and natural gas for each of our resorts by entering into volume-based contracts.

•	Centralized Services: By centralizing certain of our services, we will focus on decreasing our per- unit costs, increasing our control over those services and be in a position to deliver a greater quality of service to our customers. For example, our central reservations call center operates every day of the year, has approximately 100 full and part-time employees and accepts reservations for all of our resorts. The call center also has the capacity to efficiently handle high call volumes and should require only limited additional incremental costs over the next several years as we increase our portfolio of resorts.

•	Build Upon Our Existing Brand Awareness and Loyalty. Our Great Wolf Lodge brand is symbolized by our distinctive and easily identifiable theming, from our captivating northwoods log cabin exterior, to our signature treehouse waterfort, to our mascots and recognizable logos and merchandise. We believe we have fostered strong customer and brand loyalty, which is evidenced by our high levels of repeat and referral guests. We will continue to focus on ensuring that each of our guests associates the Great Wolf Lodge brand with a memorable and consistent family vacation experience.
      Our primary external growth strategies are to:

•	Capitalize on First-Mover Advantage. We intend to be the first to develop and operate family entertainment resorts featuring indoor waterparks in our selected target markets. We intend to continue to leverage our development expertise, existing platform and model and our access to capital to take advantage of the significant barriers to entry associated with the development of large family entertainment resorts with indoor waterparks like our Great Wolf Lodge resorts. We will seek to set the standard for quality, build on visible sites and capitalize on the opportunity to be located near other popular local attractions that draw our target customers. We believe that the combination of our first mover advantage and the significant barriers to entry in our target markets provide us with a competitive advantage.

•	Focus on Development and Strategic Growth Opportunities. Family entertainment resorts featuring indoor waterparks are a relatively new concept and a growing segment of the resort and entertainment industries. We intend to focus on this growth opportunity by:

•	Building in Target Markets: We intend to develop and open at least two new resorts each year for the next several years. A new resort, from market selection to opening, can take over four years to develop and build. We believe that our experience will enable us to more efficiently develop and build new resorts in our target markets.

•	Selective Sales of Ownership Interests/Recycling of Capital: We will selectively consider opportunities to sell partial or whole interests in one or more of our owned and operated properties, as we did in our recent CNL joint venture. We intend to continue to manage all of our branded Great Wolf Lodge resorts, and we will consider transactions that allow us to maintain our management/licensing position at a resort while realizing value created through our development expertise. In those situations, we expect to then recycle capital generated by such transactions for investment in future growth opportunities.

•	Licensing Our Resort Concept Internationally: We plan to selectively seek licensing and management opportunities internationally. Similar to our arrangement with Ripley’s in Niagara Falls, Ontario, we intend to enter into license and management agreements with reputable companies that have local market knowledge in order to increase revenues and expand the reach of our Great Wolf Lodge brand.

•	Forming Strategic Partnerships: We will consider strategic partnerships on a selective basis. For example, we have entered joint ventures with Paramount Parks, Inc., CNL Income Properties, and The Confederated Tribes of the Chehalis Reservation.

•	Expanding and Enhancing Existing Resorts: We intend to focus on growth opportunities at our existing resorts by adding revenue-enhancing features that drive ancillary vacation spending to certain of our resorts and meet our target returns, including non-water based attractions. We also intend to pursue incremental revenue-generating opportunities, such as expanding the number of rooms and adding condominium units at certain of our resorts. In addition, we will consider adding conference centers at existing resorts to capture convention and other business travel revenue.

•	Continue to Innovate. We intend to leverage our in-house expertise, in conjunction with the knowledge and experience of our third-party suppliers and designers, to develop and implement the latest innovations in family entertainment activities and amenities, including waterpark attractions. We have received numerous industry awards for our guests’ experiences, our operations, innovative development, sales and marketing initiatives and materials, and employee retention.
Our Competitive Strengths
      We are the market leader for family entertainment resorts that feature indoor waterparks and other family-oriented amenities in the United States. Our competitive strengths include:

•	Unforgettable Family Resort Experience. Each of our resorts provides a welcome opportunity for families to spend quality time together, relax and reconnect. In addition to our indoor waterparks, our resorts provide other activities and amenities that the entire family can enjoy together. Our family amenities and activities include themed restaurants, a game arcade, ice cream shop and confectionery, gift shop, snack shop, animated clocktower and fireside bedtime stories. We also have amenities and activities tailored to each member of the family, including our full-service Aveda concept spa, Cub Club for kids and fitness room. Our resorts also offer special events, including seasonal and holiday activities, wild animal and nature educational programs and other special events. We believe that our focus on delivering an unforgettable family resort experience appeals to our target customers and results in repeat visits and referrals. For the year ended December 31, 2005, we generated approximately 48% of our rooms revenue from repeat visitors and referral guests.

•	Value, Comfort and Convenience. Guest rooms at each of our resorts are spacious and comfortable suites that generally range in size from approximately 385 square feet to 1,970 square feet and include a wet bar, microwave, refrigerator and dining and sitting area. Many of the suites have specific themes that are geared toward enhancing our younger guests’ experience, including our KidCabin® and Wolf Den Suites, which have a partitioned room with bunk beds designed as log cabins and northwoods forest dens, respectively. All of our resorts are within a convenient driving distance of our large target customer bases. Because our indoor waterparks and our other amenities generally are not impacted by weather conditions, we offer our guests a reliable experience. On average, a two-night stay at our resorts costs a family of four approximately $600, making it a very affordable family vacation option.

•	Favorable Market Trends. We believe recent vacation trends favor our Great Wolf Lodge concept as the number of families choosing to take shorter, more frequent vacations that they can drive to has increased in recent years. We believe that these trends will continue and that we are well positioned to take advantage of them. We believe our resorts are less affected by changes in economic cycles, as drive-to destinations are less expensive and more convenient than destinations that require air travel. In addition, we have identified over 50 markets in the United States that, according to Third Wave Research, each has a population in excess of five million people located within a convenient driving distance.

•	Market Presence and Barriers to Entry. We are the largest owner and operator of family entertainment resorts with indoor waterparks in the United States based on the number of resorts in operation. We believe this market presence gives us a significant competitive advantage in attracting guests and efficiently developing additional resorts. In addition, we believe the significant barriers to entry present in our industry segment, including operational complexity, substantial capital requirements, availability of suitable sites in desirable markets and a difficult, multi-year permitting process, discourage other companies in the lodging and entertainment industries from developing similar family entertainment resorts. A new Great Wolf Lodge resort typically takes from one to three years to develop, which includes market selection, site selection and permitting, an additional 15 to 18 months to build and costs approximately $80.0 million to $100.0 million.

•	Focus on Safety. We invest heavily in safety measures in the design and operation of our resorts. For example, we specifically design our waterparks with attention to sightlines and safety precautions and use one of the most respected training methods in the water safety industry to train each of our lifeguards. We design and construct our indoor waterparks with state-of-the-art air quality and water treatment systems. We also maintain and periodically upgrade our facilities to ensure that we provide our guests with best-in-class safety measures and systems.

•	Experienced Management Team and Committed and Motivated Staff. Our senior management team has significant experience in the hospitality, family resort and real estate development industries and has significant expertise in operating complex, themed, family entertainment resorts featuring indoor waterparks. In addition, we have a team of skilled, loyal and committed employees at each of our resorts. We offer our resort employees a number of benefits, including a pleasant and rewarding work environment, career-oriented training, the ability to obtain consistent year-round work, which is uncommon in the resort industry, and career growth opportunities. As a result, we believe our employees are committed to delivering a superb customer experience and personally assuring that our guests fully enjoy their family vacation.
Industry Overview
      We operate in the family entertainment resort segment of the travel and leisure industry. The concept of a family entertainment resort with an indoor waterpark was first introduced to the United States in Wisconsin Dells, Wisconsin, and has evolved there over the past 16 years. In an effort to boost occupancy and daily rates, as well as capture off-season demand, hotel operators in the Wisconsin Dells market began expanding indoor pools and adding waterslides and other water-based attractions to existing hotels and resorts. The success of these efforts prompted several local operators to build new, larger destination resorts based primarily on this concept, including the Wilderness Hotel & Golf Resort, Treasure Island, Raintree Resort, Kalahari and the Great Wolf Lodge (formerly known as the Black Wolf Lodge), which Great Lakes purchased in 1999.
      We believe that these properties, which typically are themed and include other resort features such as arcades, retail shops and full food and beverage service in addition to the indoor waterpark, have historically outperformed standard hotels in the market. We believe that the rate premiums and increased market share in the Wisconsin Dells for hotels and resorts with some form of an indoor waterpark can be attributed to several factors, including the ability to provide a year-round vacation destination without weather-related risks, the wide appeal of water-based recreation and the favorable trends in leisure travel discussed below. Although the rate premiums and increased market share in Wisconsin Dells have been significant, no operator or developer other than Great Wolf Resorts has established a regional portfolio of family entertainment resorts featuring indoor waterparks.
      No standard industry definition for a family entertainment resort featuring an indoor waterpark has developed. A recent USRC survey identified a total of 21 indoor waterpark destination resorts, as defined by USRC. An additional 12 such resorts are expected to open in 2006. Most of our resorts are located in well-

established, traditional drive-to family vacation destinations, which allow us to leverage the popularity of these destinations by offering a complementary entertainment option to existing venues and a high-quality family resort alternative. In addition, many of these destinations offer beaches, theme parks, waterparks, amusement parks and many other forms of outdoor activities that are only available on a seasonal basis. Within our enclosed resort environment, our guests can enjoy a total resort experience year round, regardless of weather conditions.
Resort Operations
      Each resort employs a general manager who is responsible for the operations of the particular resort and who typically has many years of experience in the hospitality or family entertainment industry. Our general managers oversee a staff of 300 or more resort employees and are assisted by an extensive management team, including directors for each of human resources, food and beverage, housekeeping, aquatics, maintenance, sales and marketing and front office. A corporate-level liaison for each department ensures consistency throughout our resorts while allowing a particular resort to tailor its operations to best meet the needs of its guests.
      Prior to assuming responsibility for a resort, general managers and assistant general managers undergo a management training program designed to familiarize each trainee with various facets of our management, operations and development programs. The program also emphasizes our guest service policies and provides hands-on operating experience at the resort level. Our management training program is intended to train assistant managers to become future general managers.
      We strive to provide our guests with a fun and convenient experience in a warm and family-friendly environment from the first day a new resort opens. To achieve this, a team of experienced management members from our existing resorts, along with corporate liaisons, begins training personnel at our new resorts approximately one month prior to a resort’s opening and is on site at the new resort for a month after opening. We believe that this process ensures that the opening of a new resort is efficient and that our culture of high quality and friendly customer service is carried over to our new resorts, including our guests’ interactions with our front desk, housekeeping, waterpark, restaurant and other staff members. In addition, we train our maintenance personnel to minimize any operational problems that occur during the opening of a new resort, including the operation of our waterparks. We believe that these efforts help to minimize any problems associated with opening a new resort and give our first guests a favorable, memorable experience that will build brand loyalty.

Training and Development
      We believe that our ability to provide a warm family atmosphere where families can relax, play and reconnect begins with our people and their ability to deliver quality customer service. We seek to recruit, train and retain employees who will make sure that our guests enjoy their stay, and we seek to promote from within our company. Each new resort employee undergoes a week-long orientation program and is paired with a more veteran employee for a month so that the new employee can learn more about our resorts, our culture and how we strive to provide the best possible customer service. Our employees are invested in our success and focused on ensuring a memorable experience for each of our guests. We believe that our high level of customer service sets us apart and promotes valuable referrals and repeat visits.

Sales and Marketing
      We place a significant emphasis on the sales and marketing of our unique, family-focused resorts. We work together with a third-party consulting firm to analyze the demographics of our markets and to identify potential guests for targeted marketing, both within our primary market areas and beyond those areas to attract occasional or seasonal travelers. We market to these potential customers through a combination of television, radio, newspaper and direct mail advertising, including advertising through local chambers of commerce and convention and visitors bureaus. We also rely upon repeat guests and guest referrals, as well as brand recognition and the visibility of the resorts themselves, which are located along major highways in high traffic areas. In addition, our engaging website offers detailed information about our resorts, including virtual tours and room layouts.
      For new resorts, our marketing efforts begin before construction commences and we establish sales offices to generate advance bookings. Reservations may be made at our resorts, through our web site or through our central reservations call center. Our call center and highly trained staff allow us to offer consistent specials throughout our resorts, better track room occupancy levels and room rates and handle the high volume of calls that are usually associated with the opening of a resort.
      We maintain an in-house sales force and graphic arts department comprised of 10 employees. Our experienced staff develops products and promotions for use in merchandising and marketing promotions. We also engage in cross-marketing, promotions and co-marketing arrangements with major vendors. We have received numerous awards for our general advertising, website, print media, radio commercials and sales presentations.
      We have developed Cub Club, a frequent guest program for children. Membership is available to all children who have stayed at one of our resorts. The benefits of the program include coupons and other incentives, a periodic newsletter, access to the Cub Club activity rooms at each of our resorts and special offers to children who visit during their birthday month. Our Blue Harbor Resort features a Crew Club program for children similar to the Great Wolf Lodge resorts’ Cub Club.

Maintenance and Inspections
      Each of our resorts has an aquatics manager who is trained in all aspects of water quality and safety. On-site maintenance personnel frequently inspect our waterparks. These inspections include safety checks of the equipment in the waterpark, as well as analyses of water and air quality. Our water quality levels are constantly monitored and tested by computers and by a full-time aquatics maintenance engineer, who works with an additional assistant during our busiest months. Our air quality system is designed to minimize humidity and moisture build-up, which materially reduces maintenance costs. Furthermore, we use Ellis & Associates as water safety consultants at our resorts in order to train lifeguards and audit safety procedures.
      Our senior management and the individual resort personnel evaluate the risk aspects of each resort’s operation, including potential risks to the public and employees and staff. Each resort has six full time maintenance employees on staff that ensure building quality and three fulltime aquatics maintenance employees that ensure the ride safety and air and water quality inside the resort’s indoor waterpark. We use a state of the art filtration system and ozonators to balance the water and air quality within the waterpark in order to accommodate fluctuating quantities of visitors.
Development Criteria
      We choose sites for the development of new resorts based upon a number of factors, including:

•	Large target customer base. We select development sites that generally have a minimum of five million target customers within a convenient driving distance. Because we offer an affordable vacation experience, we appeal to families in a variety of income ranges.

•	Recognized tourist destination. We focus on drive-to destinations that attract a large number of tourists, including both emerging and traditional family vacation markets. We believe we can charge premium rates in these markets due to the high quality of our resorts and our family-oriented amenities and activities. In addition, the indoor nature of many of our amenities and activities allows us to reduce the impact of seasonality that negatively affects other attractions in these areas. These areas also often have active and effective local visitors and convention bureaus that complement our marketing and advertising efforts at little or no cost to us.

•	Highly visible and large sites. We generally develop resorts in highly visible locations along major roadways. Visibility from highways enhances easy drive-to access, provides marketing benefits due to high volumes of traffic and often produces synergies from adjacent land uses or complementary developments. We generally choose sites that have enough acreage to allow for potential expansions and future sales of out-lots.

      Based upon these criteria, we have identified over 50 markets that have populations of at least five million people located within a convenient driving distance. In addition, our licensee, Ripley’s, is developing a Great Wolf Lodge in Niagara Falls, Ontario that we will operate pursuant to our license and management agreement with Ripley’s.
      Once we have identified a market that meets our development criteria, we search for potential sites, which may be difficult to find in some areas. We then perform initial analyses of the permitting process and access to utilities, before acquiring a sufficient amount of land from one or more landowners. Based upon the target customer base of the market, we develop initial specifications for the resort, such as the number of guest suites and size of the indoor waterpark and other amenities. We also formally begin the potentially lengthy and difficult process of obtaining the necessary approvals and permits from the appropriate local governmental bodies, including the necessary water rights and environmental permits. Once the permitting process is complete, we secure financing for the project and begin construction on the resort. This overall development process generally takes from two to four years.
Competition
      Our resorts compete with other forms of family vacation travel, including theme parks, waterparks, amusement parks and other recreational activities, including other resorts located near these types of attractions. Our business is also subject to factors that affect the recreation and leisure and resort industries generally, such as general economic conditions and changes in consumer spending habits. We believe that the principal competitive factors of a family entertainment resort include location, room rates, name recognition, reputation, the uniqueness and perceived quality of the attractions and amenities, the atmosphere and cleanliness of the attractions and amenities, the quality of the lodging accommodations, the quality of the food and beverage service, convenience, service levels and reservation systems.
      A recent US Realty Consultants, Inc. (USRC) survey identified 21 existing properties in the United States and Canada meeting their definition of an indoor waterpark destination resort that are currently open and 12 additional destination resorts expected to open in 2006. Additional resorts currently in development are considered likely to begin construction in 2006.
      As a result of our market presence and our management team’s substantial experience, we believe we have an opportunity to capitalize on our first-mover advantage in this industry segment and to achieve significant brand recognition. While we believe that our first-mover advantage is very beneficial to us, it does provide our competitors with an opportunity to monitor our success in our chosen markets. As a result, a competitor may choose not to enter one of our markets based on our performance, or may subsequently develop a resort in our markets that is newer, has additional amenities, or offers more, larger or more exciting waterpark attractions than our resorts.
      In most of our markets, there are few, if any, other family entertainment resorts featuring indoor waterparks. However, in Wisconsin Dells, Wisconsin, where indoor waterparks were first introduced, there are approximately 16 other resorts and hotels with some type of indoor water-related activity or amenity. As a result, we face significant competition from both lower priced unthemed waterparks and larger, more expensive waterparks with thrill rides and other attractions in the Wisconsin Dells market. While the Wisconsin Dells market has a significant number of resorts with indoor waterparks, we believe the competitive landscape in that small, regional market is not representative of the competition we may face as we further expand our portfolio of resorts. The vast majority of indoor waterpark resorts in Wisconsin Dells are family-owned or privately operated businesses that have yet to develop additional resorts outside of Wisconsin Dells. In addition, we believe our ability to compete effectively in this highly competitive market will enable us to more effectively compete in other markets where we may not be the only family entertainment resort. In addition to Wisconsin Dells, we face direct competition from other indoor waterpark destination resorts in the Sandusky and Traverse City areas.
      We anticipate that competition within some of our markets will increase in the foreseeable future. We believe that a number of other resort operators are developing or considering the development of family entertainment resorts with indoor waterparks, which will compete with our resorts.
Governmental Regulation
      The ownership and management of our resorts, as well as our development and construction of new resorts, subjects us to comprehensive federal, state and local laws regulating zoning, land development, land use, building design and construction, and other real estate-related laws and regulations. In addition, a number of states regulate the permitting and licensing of resorts by requiring registration, disclosure statements and compliance with specific standards of conduct. Our failure to maintain or acquire the requisite licenses, permits and authorizations required by such laws and regulations, as well as any failure on our part to comply with registration, disclosure and standards of conduct required by such laws and regulations could impact the operation, profitability and success of our current resorts or the development, completion and success of any resorts we may develop in the future. We believe that each of our resorts has the necessary permits and approvals to operate its business and is in material compliance with all applicable registration, disclosure and conduct requirements. We intend to continue to obtain such permits and approvals for any resorts we may develop in the future or additions or renovations to current resorts and to ensure that such resorts and additions or renovations comply with applicable registration, disclosure and conduct requirements.
      We are also subject to laws and regulations governing our relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could increase our overall labor costs.
      The operation of our waterparks subjects us to state and local regulations governing the quality of the water we use in our waterparks, including bacteriological, chemical, physical and radiological standards. In addition to inspections we conduct on our own, state and local authorities may also conduct inspections of our waterparks to determine our compliance with applicable standards. If we are found to be in violation of such regulations we could be subject to various penalties, including, but not limited to, monetary fines and the temporary closure of our waterparks. Changes in state or local regulations could impose more stringent standards with which we would have to comply.
      We are subject to both federal and state environmental laws and regulations, including laws and regulations governing the discharge of water from our waterparks. Specifically, under the requirements of the Federal Clean Water Act, we must obtain National Pollutant Discharge Elimination System permits from the Environmental Protection Agency or from the state environmental agency to which the permit program has been delegated for discharges into waterways and comply with the permit terms regarding wastewater quality and discharge limits. Such permits must be renewed from time-to-time, as required by regulation and additional capital expenditures for wastewater treatment systems associated with the renewal of our water discharge permits may be required. Importantly, changes in federal or state legislation or regulations could impose more stringent release standards with which we would have to comply. Currently, our resort in the Pocono Mountains is our only property subject to such laws and regulations governing the discharge of water and we intend to comply with these laws and regulations as we operate that property.
      As a place of public accommodation, our resorts are subject to the requirements of the Americans with Disabilities Act of 1990, which we refer to as the ADA. As such, our resorts are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our resorts are substantially in compliance with these requirements, we have not conducted an audit or investigation of all of our resorts to determine our compliance. Further, federal legislation or regulations may amend the ADA to impose more stringent requirements with which we would have to comply.
Environmental Matters
      Our operations and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety, including laws and regulations governing and creating liability relating to the management, storage and disposal of hazardous substances and other regulated materials. Our properties are also subject to various environmental laws and regulations that govern certain aspects of our on-going operations. These laws and regulations control such things as the nature and volume of our wastewater discharges, quality of our water supply and our waste management practices. The costs of complying with these requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.
      Because we own and operate real property, various federal, state and local laws may impose liability on us for the costs of removing or remediating various hazardous substances, including substances that may be currently unknown to us, that may have been released on or in our property or disposed by us at third-party locations. The principal federal laws relating to environmental contamination and associated liabilities that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act; state and local governments have also adopted separate but similar environmental laws and regulations that vary from state to state and locality to locality. These laws may impose liability jointly and severally, without regard to fault and whether or not we knew of or caused the release. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages, such as natural resource damages. This liability may be imposed on us under environmental laws or common-law principles.
      We obtain environmental assessment reports on the properties we own or operate as we deem appropriate. These reports have not revealed any environmental liability or compliance concerns that we believe would materially adversely affect our financial condition or results of operations. However, the environmental assessments that we have undertaken might not have revealed all potential environmental liabilities or claims for such liabilities. It is also possible that future laws, ordinances or regulations or changed interpretations of existing laws and regulations will impose material environmental liability or compliance costs on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our guests could introduce hazardous or toxic substances into the resorts we own or manage without our knowledge and expose us to liability under federal or state environmental laws. The costs of defending these claims, complying with as yet unidentified requirements, conducting this environmental remediation or responding to such changed conditions could adversely affect our financial condition and results of operations.
      Some of our resort properties may have contained, or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. If hazardous or toxic substances were released from these tanks, we could incur significant costs or, with respect to tanks on our property, be liable to third parties with respect to the releases.
      On occasion, we may elect to develop properties that have had a history of industrial activities and/or historical environmental contamination. Where such opportunities arise, we engage third-party experts to evaluate the extent of contamination, the scope of any needed environmental clean-up work, and available measures (such as creation of barriers over residual contamination and deed restrictions prohibiting groundwater use or disturbance of the soil) for ensuring that planned development and future property uses will not present unacceptable human health or environmental risks or exposure to liabilities. If those environmental assessments indicate that the development opportunities are acceptable, we also work with appropriate governmental agencies and obtain their approvals of planned site clean-up, development activities, and the proposed future property uses. We have followed that process in connection with the development of our Blue Harbor Resort in Sheboygan, Wisconsin where the City of Sheboygan has arranged for environmental clean-up work and ongoing groundwater monitoring and we have agreed to the use of a barrier preventing contact with residual contamination and implementation of a deed restriction limiting site activities. To our knowledge, our work at our Sheboygan resort has been conducted in accordance with requirements imposed by the Wisconsin Department of Natural Resources. Based on these efforts, we are not aware of any environmental liability or compliance concerns at our Sheboygan resort that we believe would materially adversely affect our financial conditions or results of operations. It is possible, however, that our efforts have not identified all environmental conditions at the property or that environmental conditions and liabilities associated with the property could change in the future.
      Future acquisitions of properties subject to environmental requirements or affected by environmental contamination could require us to incur substantial costs relating to such matters. In addition, environmental laws, regulations, wetlands, endangered species and other land use and natural resource issues affecting either currently owned properties or sites identified as possible future acquisitions may increase costs associated with future site development and construction activities or business or expansion opportunities, prevent, delay, alter or interfere with such plans or otherwise adversely affect such plans.
Insurance
      We believe that our properties are covered by adequate fire, flood and property insurance, as well as commercial liability insurance with what we believe are commercially reasonable deductibles and limits for our industry. Changes in the insurance market since September 11, 2001 have caused increases in insurance costs and deductibles, and have increased the risk that affordable insurance may not be available to us in the future.
      While our management believes that our insurance coverage is adequate, if we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition could be materially and adversely affected.
Intellectual Property
      We have registered, applied for the registration of or claim ownership of a variety of trade names, service marks, copyrights and trademarks for use in our business, including Biko the Bear, Blue Harbor Resort, Boathouse Suite, Breaker Bay, Crew Club, Cub Club, Great Wolf Lodge, Great Wolf Resorts, KidAquarium Suite, KidCabin and Wiley the Wolf in the United States and, where appropriate, in foreign countries. There can be no assurance that we can obtain the registration for the marks where registration has been sought. We are not aware of any facts that would negatively impact our continuing use of any of the above trade names, service marks or trademarks. We consider our intellectual property rights to be important to our business and actively defend and enforce them.

Legal Proceedings
      On November 21, 2005, a purchaser of our securities filed a lawsuit against us and certain of our officers and directors in the United States District Court for the Western District of Wisconsin. The complaint alleges that the defendants violated federal securities laws by making false or misleading statements regarding our internal controls and ability to provide financial guidance and forecasts in registration statements filed in connection with our December 2004 initial public offering and in press releases issued in 2005. The complaint was amended on December 8, 2005 to add underwriters and accountants as additional defendants. Additional complaints alleging substantially similar claims were filed by other purchasers of our securities in the Western District of Wisconsin on December 1, 2005 and January 6, 2006. On December 16, 2005, a purchaser of our securities filed a lawsuit against us, certain of our current and past officers and directors, and our underwriters and accountants in the Circuit Court for Dane County, Wisconsin, alleging that we made false and misleading statements in our IPO-related documents, and making other allegations. This last lawsuit was removed to Federal court and consolidated with the other lawsuits. All of these lawsuits purport to be filed on behalf of a class of shareholders who purchased our common stock between certain specified dates and seek unspecified compensatory damages, attorneys’ fees, costs, and other relief. While we believe these lawsuits are without merit and intend to defend them vigorously, since these legal proceedings are in the preliminary stages we are unable to predict the scope or outcome of these matters and quantify their eventual impact on our company. An unfavorable outcome in these cases could have a material adverse effect on our financial condition or results of operations.
      In addition, we are involved in other litigation from time to time in the ordinary course of our business. We do not believe that the outcome of any such pending or threatened litigation will have a material adverse effect on our financial condition or results of operations. However, as is inherent in legal proceedings where issues may be decided by finders of fact, there is a risk that unpredictable decisions adverse to the company could be reached.
Employees
      As of December 31, 2005, we had approximately 160 corporate employees, including our central reservations center employees, and approximately 2,400 resort-level employees, approximately 1,000 of whom were part-time employees. Unlike more seasonal resorts and attractions, we are open year-round and are able to attract and retain high quality employees throughout the year. However, we do have fewer part-time employees during the winter months. None of our employees is covered by a collective bargaining agreement. We believe that our relationship with our employees is good.
Offices
      We lease approximately 13,800 square feet of office space for our corporate headquarters office and approximately 5,600 square feet of office space for our central reservations call center operations in Madison, Wisconsin. We also lease approximately 3,800 square feet of office space in Falls Church, Virginia. We believe these facilities are adequate for our current needs.

SELLING STOCKHOLDERS
      The selling stockholders received their shares of common stock in transactions with us as follows:

•	13,901,947 shares of common stock offered by this prospectus were issued to investors in the formation transactions in exchange for their interests in the resort-owning entities, sponsor entities, Sandusky Investor LLC and the management company; and

•	130,949 shares of common stock offered by this prospectus were issued to holders of tenant in common interests in our Poconos and Williamsburg resorts that were, until immediately prior to the consummation of the formation transactions, convertible into our common stock.
      The following table sets forth information known by us with respect to beneficial ownership of our common stock by each selling stockholder immediately following the completion of the formation transactions and the initial public offering on December 20, 2004 and assumes that the only shares of our common stock owned by each such stockholder was received pursuant to the formation transactions, as described in this prospectus, and that such shareholders continue to own such shares. The following table also assumes that the selling stockholders sell all of the shares offered hereby. We do not know how long the selling stockholders will hold the shares set forth in the following table before selling them or how many shares they will sell, if any, and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. There can be no assurance that all or any of the shares offered under this prospectus will be sold.
      Information with respect to “beneficial ownership” shown below is based on information supplied by the respective beneficial owner or by other stockholders as well as filings made with the SEC or furnished to us. Unless otherwise indicated in the footnotes, the address of each named person beneficially owning 5% or more of our common stock is c/o Great Wolf Resorts, Inc., 122 West Washington Avenue, 6th Floor, Madison, Wisconsin 53703.

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

780 Partners	44,580	*	44,580	0	*
A.W. Real Estate, LLC	2,925	*	2,925	0	*
Ahrens, D.J.	8,878	*	8,878	0	*
Ahrens, Peter J., Revocable Trust	8,878	*	8,878	0	*
Allen, Barry and Cecelia	4,775	*	4,775	0	*
Andersen, Danny L. and Linda G.	4,767	*	4,767	0	*
Andersen, Patrick C.	13,311	*	13,311	0	*
Anderson, Jeff	9,520	*	9,520	0	*
Anderson, Patrick C.	6,642	*	6,642	0	*
Arkema, Milo and Jentine	2,383	*	2,383	0	*
Arrow Parts Corp.	3,786	*	3,786	0	*
Artus, Randal J.	1,462	*	1,462	0	*
Ashworth, Michael F.	9,535	*	9,535	0	*
ATFAB, LLC	9,535	*	9,535	0	*
Aubrey, Ronald J. and Maryann G.	7,140	*	7,140	0	*
Ayala, Ronald J.	6,745	*	6,745	0	*
Ayala, Ronald J. and Mary K.	4,760	*	4,760	0	*
Bachman, Mark	15,146	*	15,146	0	*
Badyna, Paul J.	4,760	*	4,760	0	*
Baker, John D. Living Trust dated 2/23/2000	11,749	*	11,749	0	*
Bakke, David B. and Kelly D.	5,331	*	5,331	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Bakke, Meredith	3,028	*	3,028	0	*
Barnhill, Charles and Elizabeth	6,655	*	6,655	0	*
Bauer, David P.	1,971	*	1,971	0	*
Bayorgeon, Dennis J.	2,865	*	2,865	0	*
Bernstein, Alfred E.	6,056	*	6,056	0	*
Bernstein, Dana Lin	7,685	*	7,685	0	*
Bernstein, Jeffrey	2,925	*	2,925	0	*
Bissell, Jeanne	17,123	*	17,123	0	*
Bittner, Lawrence C. and Denise M.	7,035	*	7,035	0	*
Blake, Philip E.	2,387	*	2,387	0	*
Bliss, Richard J.	3,056	*	3,056	0	*
Borwick, Ingrid	11,573	*	11,573	0	*
Bowen, James and Susan	5,850	*	5,850	0	*
Bowers, Kenneth G.	2,380	*	2,380	0	*
Boyke, Dale	2,003	*	2,003	0	*
Boyke, Dale C. and Susan J.	2,383	*	2,383	0	*
Boyke, Gary	2,003	*	2,003	0	*
Boyke, Gary L. and Rose A.	8,088	*	8,088	0	*
Boyke, Mark	2,003	*	2,003	0	*
Boyke, Mark and Debra	10,694	*	10,694	0	*
Braaten, David A. and Ann M.	19,041	*	19,041	0	*
Braatz, Jane F.	596	*	596	0	*
Brakebush, Carl and Judith	7,034	*	7,034	0	*
Breunig, Thomas R. and Valerie J.	1,193	*	1,193	0	*
Brey, Peter W.	3,029	*	3,029	0	*
Brey, Peter W. and Debra	3,327	*	3,327	0	*
B-ROD Investments, LLC	4,775	*	4,775	0	*
Broihahn, Fred and Amy	11,771	*	11,771	0	*
Buettner, Gerald and Nancy	7,140	*	7,140	0	*
Burke Affiliates	9,520	*	9,520	0	*
Buth, Douglas	8,013	*	8,013	0	*
Calder, James A.(1)(2)	4,379	*	4,379	0	*
Carey, Denis O.	4,006	*	4,006	0	*
Carey, Timothy and Lisa	2,925	*	2,925	0	*
Carey, Timothy O.	6,386	*	6,386	0	*
Carmo Investment, LLC	30,293	*	30,293	0	*
Carpenter, Todd and Melanie	1,432	*	1,432	0	*
Castle Holdings, LLC	1,893	*	1,893	0	*
Cedergren, Charles P. and Ann C.	4,760	*	4,760	0	*
Chirban, Zivile Zymantas	9,550	*	9,550	0	*
Christensen, Aaron M.	22,730	*	22,730	0	*
Christensen, Jens E. and Nyla B.	13,476	*	13,476	0	*
Christy, Stephen F. and Jennifer N.	22,369	*	22,369	0	*
Chuma, Paul Jr. and Lisa A.	1,663	*	1,663	0	*
Clyde Street Investments, LLC	7,573	*	7,573	0	*
Collins and Waldbillig, Joint Revocable Living Trust dated April 3, 2000	7,140	*	7,140	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Conaghan, Michael and Anne	12,317	*	12,317	0	*
Conaghan, Mike(1)	35,001	*	35,001	0	*
Constantine, Dinos N.	9,550	*	9,550	0	*
CR Leisure Investments, LLC	248,474	*	248,474	0	*
Crimmins Family, LP I	9,550	*	9,550	0	*
Crimmins Family, LP II	9,550	*	9,550	0	*
Culver, Christopher F.	27,327	*	27,327	0	*
Culver, Clark and Patricia	831	*	831	0	*
Daily, Jerry M., Trust	10,625	*	10,625	0	*
Daniels, Terry L.	5,850	*	5,850	0	*
Danner, Ann, Declaration of Trust dated June 2, 1997, c/o Ann M. Danner, Trustee	7,826	*	7,826	0	*
Davis, Georgine R.	4,760	*	4,760	0	*
Davis, William P.	6,745	*	6,745	0	*
Davis, William P. and Karen B.	4,760	*	4,760	0	*
Decker, Gordon H.	14,280	*	14,280	0	*
Delehanty, James R. and Carol J.	2,865	*	2,865	0	*
Dempsey Family LLC	2,271	*	2,271	0	*
Dempsey, Michael	9,550	*	9,550	0	*
DEP Holdings of Reedsburg, LLC	36,302	*	36,302	0	*
DeWitt, Kenneth J. and Barbara A.	1,190	*	1,190	0	*
Dickens, John A.	6,388	*	6,388	0	*
DiSalle, Daniel J. and Mary E.	19,071	*	19,071	0	*
Dittmann, Doug and Kathy	3,028	*	3,028	0	*
DJ & The Three K’s	1,514	*	1,514	0	*
Dolezel Holdings, LLC	4,006	*	4,006	0	*
Dombrowski, Greg	1,893	*	1,893	0	*
Dongarra, John F.—IRA F.C.C. Custodian	15,146	*	15,146	0	*
Dooley, Martin and Lynn	596	*	596	0	*
Dorothy & George Gabrielse’s Grandchildren LLC	3,820	*	3,820	0	*
Downey, Timothy A. and Joanne O.(1)	103,373	*	103,373	0	*
Dresden, Bram and Beverly	3,932	*	3,932	0	*
Duckworth, Leonard	7,573	*	7,573	0	*
Dudley, Stephen and Lynn	1,514	*	1,514	0	*
Duesing, Lynn	4,006	*	4,006	0	*
Dunn, Thomas J.	9,520	*	9,520	0	*
Dussault, Michael and Sherry	12,500	*	12,500	0	*
Dwyer, Kevin M., Declaration of Trust dated June 2, 1997, c/o Kevin M. Dwyer, Trustee	7,826	*	7,826	0	*
Eagan, Michael J.	23,742	*	23,742	0	*
Eigenberger, Christopher J.	2,380	*	2,380	0	*
Ellswood, Ronald L. and Mary A.	1,514	*	1,514	0	*
Emery, John(1)(3)	483,077	1.6%	483,077	0	*
Engelman, Brenda and Dean(1)	1,331	*	1,331	0	*
Engen, Randy C. and Deborah	2,380	*	2,380	0	*
Engelson, Robin J.	1,462	*	1,462	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Erickson, Jon C. and Susan B.	15,385	*	15,385	0	*
Everhart, Larry	1,817	*	1,817	0	*
Evers, Gary S. and Debra R.	2,387	*	2,387	0	*
Farrell, Thomas F.	15,146	*	15,146	0	*
Faust, Scott M	5,850	*	5,850	0	*
Fichera, Frank	4,760	*	4,760	0	*
Finnegan Jr., Donald J.—Trust	4,760	*	4,760	0	*
Fitterer, Lyle J. and Lisa M.	14,295	*	14,295	0	*
Fitzgerald, Dean D.	22,122	*	22,122	0	*
Fitzpatrick, Michael F.	1,714	*	1,714	0	*
Flesch, John	3,682	*	3,682	0	*
Flynn, Patrick J.—Trust	4,775	*	4,775	0	*
Forrestal, James W. and Deborah L.	9,520	*	9,520	0	*
Four Bro’s, LLP	2,925	*	2,925	0	*
Franklin, Paul C.	1,190	*	1,190	0	*
Fueger, Jr., Frank	2,380	*	2,380	0	*
Fuhrman, Nicolas A.	9,550	*	9,550	0	*
Fulton, Benjamin T.	4,775	*	4,775	0	*
Gabrielse, Brian and Jennifer	25,563	*	25,563	0	*
Gabrielse, Bruce and Barbara	25,563	*	25,563	0	*
Gabrielse, Diane L.—Declaration of Trust dated Sept. 2, 1999 c/o Diane L. Gabrielse as Trustee	4,775	*	4,775	0	*
Gabrielse, George and Dorothy	34,247	*	34,247	0	*
Gabrielse, Jack and Denise	35,114	*	35,114	0	*
Gaelic Charm, LLC	11,700	*	11,700	0	*
Galati Family Investments LLC	3,028	*	3,028	0	*
Galati, Jr., Joseph J.	1,514	*	1,514	0	*
Gallagher, Michael J.	2,387	*	2,387	0	*
GBKC, LLC	4,006	*	4,006	0	*
G-CLASS LLC	6,655	*	6,655	0	*
Genzman, DeWilton W.	9,550	*	9,550	0	*
Geo’s Kids, LLC	31,158	*	31,158	0	*
Gertz, Barry	9,084	*	9,084	0	*
Gleason, J. Kevin	38,255	*	38,255	0	*
Goderstad, Torge and Svetlana, Jt Rev Lv Tr dtd 7/95 Torge & Svetlana Goderstad	1,001	*	1,001	0	*
Goldstar Holdings, Ltd.	9,520	*	9,520	0	*
Gorges, Richard A.	4,760	*	4,760	0	*
Great Wulf Partners, LLC	17,550	*	17,550	0	*
Greg A. Loitz, DDS, MD, Inc. Profit Sharing Trust	4,006	*	4,006	0	*
GWPM, LLC	9,520	*	9,520	0	*
GWWB, LLC	4,775	*	4,775	0	*
Hadfield, Thomas and Lori	7,573	*	7,573	0	*
Hall, R. Scott and Susan L.	11,930	*	11,930	0	*
Hamerski, Stanislaus and Jayne	3,552	*	3,552	0	*
Harbaugh LLC	9,550	*	9,550	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Harris, Del	19,041	*	19,041	0	*
Hartkopf, Hans	2,380	*	2,380	0	*
Hausmann, Fritz J. and Martha V.	36,701	*	36,701	0	*
Hausmann, Jeffrey P.	27,114	*	27,114	0	*
Hausmann, Jeffrey P. and June M.	6,655	*	6,655	0	*
Healy, Steve	6,629	*	6,629	0	*
Hecht, Martin IRA, State Bank of Cross Plains Cust.	4,760	*	4,760	0	*
Heckmann, Matthew M.	1,190	*	1,190	0	*
Hedberg, Don and Marilyn	11,579	*	11,579	0	*
Hendry, James E. and Martha L.	2,380	*	2,380	0	*
Herremans, Harleth H.	4,760	*	4,760	0	*
Hibbard, Robert G. and Patricia	10,610	*	10,610	0	*
Himalayan International Institute of Yoga Science and Philosophy of the U.S.A.	40,000	*	40,000	0	*
Hird, Stephen C.	12,512	*	12,512	0	*
Hoffmann, Richard A. and Patricia A.	16,608	*	16,608	0	*
Holmes, James F. and Gloria S.	9,520	*	9,520	0	*
Horein, Jeffrey N.	2,340	*	2,340	0	*
Horein, Jim	1,001	*	1,001	0	*
Hovde Financial, Inc., Profit Sharing Plan & Trust	19,071	*	19,071	0	*
Hovde, Eric D.	89,671	*	89,671	0	*
Hovde, Eric D. and Steven D. Foundation	33,367	*	33,367	0	*
Hovde, Steven D.	89,671	*	89,671	0	*
Hults, David B.	2,148	*	2,148	0	*
Hults, David F. and Karen R.	46,901	*	46,901	0	*
Janssen, David	14,071	*	14,071	0	*
Jarrard Trust, dated August 15, 2003	7,151	*	7,151	0	*
Jasinowski, Jack A. and Lynn M.	21,235	*	21,235	0	*
Jeppesen, Christian	4,760	*	4,760	0	*
Jezwinski and Lorraine M.	8,580	*	8,580	0	*
John & Mary Rev. Liv. Tr.(1/2),	26,516	*	26,516	0	*
Johnson, Dennis W. and Marybeth	9,520	*	9,520	0	*
Johnson, Norbert J.	7,789	*	7,789	0	*
Johnson, Ronald H. and Jane K., Irrevocable Endowment Trust c/o Jane Johnson, Trustee	24,039	*	24,039	0	*
Johnson, William B.	1,893	*	1,893	0	*
Jones, Chemerow, Thomas and Susanne	2,856	*	2,856	0	*
Jones, Rodney(1)	51,294	*	51,294	0	*
Jorgensen, Timothy and Tracey	9,520	*	9,520	0	*
JSJ Investments	6,058	*	6,058	0	*
Kalish, David A.	952	*	952	0	*
Kamperschroer, George R.—IRA c/o US Bank N.A., Trustee	3,786	*	3,786	0	*
Kamperschroer, Julie	9,658	*	9,658	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Kanter, Stanley P., Rev Trust UTA 4-27-98 c/o Stan Kanter Trustee	6,745	*	6,745	0	*
Karver, John and Jean	4,655	*	4,655	0	*
Kassis, William E. and Gail B. Revocable Living Trust dated 12/5/1988	2,380	*	2,380	0	*
Kaveggia, Francis F.	45,655	*	45,655	0	*
Kellermeyer, Donald V. Trust	9,520	*	9,520	0	*
Kellermeyer, Thomas V. Trust	9,520	*	9,520	0	*
Kelso, Gayle A.	10,244	*	10,244	0	*
Kelso, Tim	1,663	*	1,663	0	*
Kennedy, David M. and Mary Jean	15,146	*	15,146	0	*
Kersten, David	8,580	*	8,580	0	*
KFP, LLP, Steve Kratzer	24,039	*	24,039	0	*
Kinney, Edward W. and Jacqueline M.	20,966	*	20,966	0	*
Kinney, Wilfred E	9,158	*	9,158	0	*
Kleinheinz, Carl J. and Mary A., trust dated April 2, 1992 Carl J. Kleinheinz and Mary A. Kleinheinz trustees	15,370	*	15,370	0	*
Klug, Scott and Theresa M.	4,760	*	4,760	0	*
Kluge, James A., Lincoln Trust Company Custodian FBO James Kluge	6,207	*	6,207	0	*
Koenig, Steven B. and Debra S.	4,760	*	4,760	0	*
Kohl, Kevin W.	2,387	*	2,387	0	*
Konecky, Phillip	1,514	*	1,514	0	*
Koob, Timothy and Susan	1,001	*	1,001	0	*
Krantz, Christopher	8,013	*	8,013	0	*
Krantz, Jason	8,013	*	8,013	0	*
Krantz, Ron	30,293	*	30,293	0	*
Krantz, Steven J.	8,013	*	8,013	0	*
Kratzer, Steven	8,013	*	8,013	0	*
Kratzer, Carl and Helen, 1995 Revocable Living Trust c/o Carl & Helen Kratzer	1,193	*	1,193	0	*
Kreft, Gary D. and Christine F.	7,151	*	7,151	0	*
Kritter, Tim and Elizabeth	3,786	*	3,786	0	*
Krystowski, John and Christine	2,380	*	2,380	0	*
Kuypers, John	2,865	*	2,865	0	*
Kwapil, Donald P.	15,146	*	15,146	0	*
Land, Michael J. and Leslie K.	238	*	238	0	*
Land, Steve and Carol	2,380	*	2,380	0	*
Landreman, Patrick H.	1,257	*	1,257	0	*
Larkin, Richard S.	7,034	*	7,034	0	*
Lazarz, Robert W.	9,520	*	9,520	0	*
LE & B Corp.	3,786	*	3,786	0	*
Leavitt, Daniel J. and Patricia A.	7,162	*	7,162	0	*
Lindell Investments LLC	9,550	*	9,550	0	*
Lindell, James H.	30,293	*	30,293	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Lishewski, E.J.—Edward J. Lishewski Revocable Trust	2,380	*	2,380	0	*
Livermore, Douglas S.	4,991	*	4,991	0	*
Livesey, John K.	7,573	*	7,573	0	*
Lococo, Jeffery A.(1)	30,035	*	30,035	0	*
Lococo, Jeffery A. and Ann M.	9,520	*	9,520	0	*
Loomans, Kevin M. and Julia A.	955	*	955	0	*
Lorge, Patrick J.	2,003	*	2,003	0	*
Lozins, Neal N. and Mary Jane	2,586	*	2,586	0	*
Luby, Timothy J.	7,162	*	7,162	0	*
Lucht, Karen S.	3,570	*	3,570	0	*
Lucius, Marion	4,760	*	4,760	0	*
Ludden, Brian	9,520	*	9,520	0	*
Ludden, David	9,520	*	9,520	0	*
Ludden, Dennis	9,520	*	9,520	0	*
Lund, Daryl and Dawn K.	12,347	*	12,347	0	*
Lund, Dawn	1,663	*	1,663	0	*
Lund, Eric S.(1)(4)	838,581	2.8%	838,581	0	*
Luty, James and Janet	11,359	*	11,359	0	*
Majewski, Joseph T.	6,667	*	6,667	0	*
Marks, Emil	2,380	*	2,380	0	*
Marks, Jonathan W.	5,242	*	5,242	0	*
Martinez, Hernan(1)	4,379	*	4,379	0	*
Marvan Partners I, LLC	14,325	*	14,325	0	*
Mathews, Craig S.	9,520	*	9,520	0	*
Maverick Investments	4,507	*	4,507	0	*
McAllister, Duane and Connie	14,295	*	14,295	0	*
McGarel, David G.	7,692	*	7,692	0	*
McManamy, Phillip A.	3,786	*	3,786	0	*
MDS Investments, LLC	8,013	*	8,013	0	*
Mertens, Scott	5,850	*	5,850	0	*
Mertens, Wayne J. and Carol A., Wayne J. Mertens & Carol Mertens Revocable Trust c/o Associated Trust	11,700	*	11,700	0	*
Meyer, Rene M.	1,190	*	1,190	0	*
Meyers and Lim, Greg G. and Evangeline J.	4,167	*	4,167	0	*
Michelson, Don, c/o Michelson Associates Inc.	17,550	*	17,550	0	*
Milano, Mark D.	9,535	*	9,535	0	*
Miller Southwick LLC	9,520	*	9,520	0	*
Millington, M. Drew	1,790	*	1,790	0	*
Mills, William D. and Constance O.	8,013	*	8,013	0	*
Moriarty, Richard D.	8,088	*	8,088	0	*
Moseng Family Limited Partnership	3,028	*	3,028	0	*
Moseng Revocable Trust, dated April 8, 1994 c/o MJ & Barbara Moseng	8,595	*	8,595	0	*
Murphy, Bill, First Clearing Corp. as Custodian f/b/o William T Murphy	7,573	*	7,573	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Murphy, Daniel T.	20,996	*	20,996	0	*
Nagle, John(1)	23,940	*	23,940	0	*
Napierala, Kathleen J.	2,380	*	2,380	0	*
Nash Sigler, Robb	831	*	831	0	*
Nehring Family Trust, Roland G. & Bette B. trustees	32,219	*	32,219	0	*
Nelson, Don A.	14,295	*	14,295	0	*
Nelson, Donn C.	9,520	*	9,520	0	*
Neviaser, B. Ann	68,024	*	68,024	0	*
Neviaser, Bruce D.(1)(5)	1,821,443	6.0%	1,821,443	0	*
Neviaser, Charles M.	9,520	*	9,520	0	*
Neviaser, Donald S.	41,231	*	41,231	0	*
Neviaser, Gerald F.(1)	91,846	*	91,846	0	*
Nicholson, Robert J.	1,190	*	1,190	0	*
Nicklaus, Fritz and Kathryn	3,332	*	3,332	0	*
NMC Investments, Inc.	7,573	*	7,573	0	*
Nolan, Mark E., Mgnd IRA c/o Johnson Bank	6,058	*	6,058	0	*
Northern Bankshares, Inc.	40,516	*	40,516	0	*
Noyes, Christopher B.	30,091	*	30,091	0	*
OBP, LLC	19,041	*	19,041	0	*
Offerdahl, Debra R.	2,380	*	2,380	0	*
Oostdyk, Mark and Kaye	24,697	*	24,697	0	*
Oster, Carol J.	9,520	*	9,520	0	*
Oster, David	4,775	*	4,775	0	*
Oster, Merrill J.	2,380	*	2,380	0	*
Pagelow, Lori A.	14,908	*	14,908	0	*
Paine, Cirsten	1,893	*	1,893	0	*
Pam Investments, Ltd.	3,581	*	3,581	0	*
Parish, Steven R. and Diane F.	6,718	*	6,718	0	*
Paul, Rebecca S.	9,520	*	9,520	0	*
Payne, Dan	15,146	*	15,146	0	*
Payne, Neil F. and Janis A. Trust	1,579	*	1,579	0	*
Pelanek, Philip S. and Susan J.—Revocable Trust of 1992 c/o Sue Pelanek	9,520	*	9,520	0	*
Pengra, William R.	4,387	*	4,387	0	*
Perry, David L., Living Trust, dated Oct. 18, 1994, David L. Perry & Karen C. Perry, Trustees	6,170	*	6,170	0	*
Perry, Karen C. Living Trust dated Oct. 18, 1994 c/o David L. Perry & Karen C. Perry, Trustees	5,500	*	5,500	0	*
Petersen, Michael A. and Theresa R.	2,380	*	2,380	0	*
Peterson, Kurt L.	17,352	*	17,352	0	*
Pfeifer, Ronald T.	9,520	*	9,520	0	*
Plocher, Fred	2,346	*	2,346	0	*
Plocher, Fred and Mary Sue	1,462	*	1,462	0	*
Pogue, Mai N. and Gerald A.—Jt. Ten.	1,193	*	1,193	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Policano, Andrew J.	3,573	*	3,573	0	*
Poole, Gary M., Revocable Trust	10,610	*	10,610	0	*
Pope, James E. and Lynn S.	16,940	*	16,940	0	*
Potter, Gregory J.	36,891	*	36,891	0	*
Potter, Jr., John M.	14,857	*	14,857	0	*
Potter, Kathleen J.	32,382	*	32,382	0	*
Potter, Kevin C.	40,219	*	40,219	0	*
Prevea Clinic 401K Retirement Savings Plan	29,815	*	29,815	0	*
Prince, Gail Trust dtd 9/16/96 c/o Gail Prince, Trustee	4,760	*	4,760	0	*
Quinn, Steven J. and Joan M.	3,137	*	3,137	0	*
Rach, Chad M.	9,535	*	9,535	0	*
Ragatz Investment Co. LLP	27,084	*	27,084	0	*
Ragatz Revocable Trust	122,088	*	122,088	0	*
Ragatz, LLP	42,455	*	42,455	0	*
Rasmussen, John M.	9,535	*	9,535	0	*
Reinecke, David W. and Kimberly A.	7,803	*	7,803	0	*
Rice and Bitney, Terry A. and Jeanie C.	1,910	*	1,910	0	*
Rice, Judith A.	9,085	*	9,085	0	*
Rice, Judith A. and Ralph M.	1,663	*	1,663	0	*
Rice, Terry A.	4,520	*	4,520	0	*
Richard Realty, Inc.	6,236	*	6,236	0	*
Richter, Pat and Renee	4,760	*	4,760	0	*
Ries, Gary	1,462	*	1,462	0	*
Ries, Gary R. and Judy R.	7,573	*	7,573	0	*
Rooney, Patrick	22,309	*	22,309	0	*
Ross, Mike	2,380	*	2,380	0	*
Ruegsegger, Frederick D.	2,380	*	2,380	0	*
Ryan, Jr., William F.	19,056	*	19,056	0	*
Ryan, Matt	8,013	*	8,013	0	*
S&B Investments Co., LLC	3,570	*	3,570	0	*
Sanchez, Kate	4,166	*	4,166	0	*
Sands, Loretta N.—Trust A	4,760	*	4,760	0	*
Sather, Thomas W.(1)	790,487	2.6%	790,487	0	*
Schaefer, Kent C. and Jane M.	4,760	*	4,760	0	*
Schaefer, Kimberly K.(1)(6)	821,457	2.7%	821,457	0	*
Scheidegger, Thomas A.	1,258	*	1,258	0	*
Schinella, Domenico	2,387	*	2,387	0	*
Schmidt and Hansen, Walter J. and Amy M.	9,520	*	9,520	0	*
Schmitz, Mark and Julie	2,977	*	2,977	0	*
Schott, Donald K.	12,435	*	12,435	0	*
Schroeder, J. Michael(1)	90,367	*	90,367	0	*
Schroeder, Jacob M.	6,100	*	6,100	0	*
Schroeder, Monica R.	3,327	*	3,327	0	*
Schroth, Kenneth	4,760	*	4,760	0	*
Schultz, James	5,850	*	5,850	0	*
Schultz, James G. and Lynn S.	3,820	*	3,820	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Schultz, Tyler and Danna, c/o Michael Schultz, Custodian	4,996	*	4,996	0	*
Schulze, Michael K.	8,580	*	8,580	0	*
Schwingel, Julie E.	1,663	*	1,663	0	*
Seidel, Dale J. and Patricia M.	7,628	*	7,628	0	*
Shaffer, Brad	1,193	*	1,193	0	*
Shanesy, Stephen P.	1,193	*	1,193	0	*
Sharp, Melissa M.	2,380	*	2,380	0	*
Sheehan, Brian and Shana	2,380	*	2,380	0	*
Shefchick, Francis	2,925	*	2,925	0	*
Shepard Investment Company, LLC	15,146	*	15,146	0	*
Sherry, Michael G.	7,793	*	7,793	0	*
Sheth, Dinesh and Pinakini	6,357	*	6,357	0	*
Shmerler Real Estate	8,595	*	8,595	0	*
Shotliff, Randall S.	9,520	*	9,520	0	*
Simon, Jr., Armand J.	8,824	*	8,824	0	*
Simon, Philip and Kathleen	7,573	*	7,573	0	*
Simpson, James H. and Bettye D.	19,071	*	19,071	0	*
Simpson, James J.	23,861	*	23,861	0	*
Sitter, Joel S. and Dara B.	2,387	*	2,387	0	*
Sitter, Joel Scott	4,693	*	4,693	0	*
Skoronski, Ron	24,039	*	24,039	0	*
Small, David M. and Kathleen S.	68,435	*	68,435	0	*
Smith, C. Carlton	12,549	*	12,549	0	*
Smith, David E.	16,683	*	16,683	0	*
Smith, Lydia B.	3,814	*	3,814	0	*
Sobota Revocable Trust, u/a/d 7.3.03 c/o TJ Sobota, Trustee	7,162	*	7,162	0	*
Soltau, Janet E. Revocable Trust c/o Janet E. Soltau, Trustee	7,162	*	7,162	0	*
Soltau, Steven D. and Jane G.	39,515	*	39,515	0	*
Sommerhauser, Peter M.	1,814	*	1,814	0	*
Sontag, Thomas A and Janet M	19,041	*	19,041	0	*
Sorensen, Andrew and Patricia	3,029	*	3,029	0	*
Sorensen, Kirk	4,006	*	4,006	0	*
Sorensen, Roger & Margaret, U/ A DTD 05/19/04 By Roger C. Sorensen Rev Trust	2,003	*	2,003	0	*
Soukup and Eagles, Larry and Bobbi	6,395	*	6,395	0	*
Spinelli, Jospehine	662	*	662	0	*
Stafford, Daniel G.	6,603	*	6,603	0	*
Stair, Stuart R. and Judith A.	8,100	*	8,100	0	*
Stark, Craig(1)	1,681,767	5.6%	1,681,767	0	*
Stark, Margaret J.	1,910	*	1,910	0	*
Stewart Schram & Associates	2,380	*	2,380	0	*
Stewart, Dale D.	5,679	*	5,679	0	*
Stoehr Trust of 1986, c/o Bruce and Jane Stoehr, Trustees	7,162	*	7,162	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Stoehr, Robert H.	163,018	*	163,018	0	*
Storch, Shelly S.	25,097	*	25,097	0	*
Streiff, John T.	14,295	*	14,295	0	*
Stroncek, Gregory and Lea	4,387	*	4,387	0	*
Stubleski, Marlene	4,760	*	4,760	0	*
Sugar River Ranch, LLC	10,901	*	10,901	0	*
Sullivan, Mark P. and Barbara	10,610	*	10,610	0	*
Sullivan, Mark P., IRA, State Bank of Cross Plains Cust. c/o Katherine L. Esser	38,142	*	38,142	0	*
Suter, Gary	6,655	*	6,655	0	*
Taylor, Edward G. Trust	2,380	*	2,380	0	*
Taylor, Hugh M.	1,190	*	1,190	0	*
Taylor, III, Edward G.	1,190	*	1,190	0	*
Taylor, James E.	14,310	*	14,310	0	*
Taylor, Thomas K.—Trust	4,767	*	4,767	0	*
Temmer, James E.	7,140	*	7,140	0	*
Temmer, James E. and Audrey I.	12,578	*	12,578	0	*
Temple of Shaki Sadhara Inc. d/b/a Alive and Healthy Foundation	11,500	*	11,500	0	*
Terry, Edward M.	3,327	*	3,327	0	*
The Green Living Trust, dated 5/9/2001, c/o Karl M. and Susan H. Green	2,163	*	2,163	0	*
The Neviaser Grandchildren’s Trust	14,325	*	14,325	0	*
Thorne, Malcolm	9,550	*	9,550	0	*
Thorson, Chad	7,788	*	7,788	0	*
Tomko, Jason T.	166,811	*	166,811	0	*
Towns, James E. and Tina M.	10,617	*	10,617	0	*
Tsai Basista, Cynthia Trust 7/13/99	4,775	*	4,775	0	*
Tuley, Richard W. and Constance F.	9,520	*	9,520	0	*
Tweeten, Phyllis Arlene	4,760	*	4,760	0	*
Unger, James A.	3,327	*	3,327	0	*
Unger, James A. and Victoria A.	7,147	*	7,147	0	*
Unger, Sr., Robert G. and Michele A.	10,475	*	10,475	0	*
Vaccaro, James — Revocable Trust	27,106	*	27,106	0	*
Vaccaro, Sylvia — Revocable Trust	27,106	*	27,106	0	*
Vaccaro, Marc(1)(7)	1,553,839	5.1%	1,553,839	0	*
Vaccaro, Todd K.(1)	16,176	*	16,176	0	*
Vaccaro, Todd K.—Trust of 1980 c/o Sylvia S. Vaccaro, Trustee	34,447	*	34,447	0	*
Valentyn, Tim and Nancy	4,775	*	4,775	0	*
Van Bruwaene, Patricia A.	4,760	*	4,760	0	*
Van Handel, Wilfred A. and Lorna J., 1994 Irrevocable Trust c/o Stevenson National Bank & Trust Attn: Steven W. Truchinski	2,925	*	2,925	0	*
Van Zon, Astrid	7,319	*	7,319	0	*
Van Zon, Gabriele	9,971	*	9,971	0	*
Vander Loop, Kenneth T. and Mary P.	7,147	*	7,147	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Vincent Consolidated Commodities, Inc.	14,310	*	14,310	0	*
Vitale, Carol E.	2,380	*	2,380	0	*
Vitale, Salvatore	2,495	*	2,495	0	*
VK Holdings 2002, LLC	26,188	*	26,188	0	*
VK Holdings 2004, LLC	21,250	*	21,250	0	*
Voelz, John and Pamela	6,056	*	6,056	0	*
Wahle, Michael and Bernice	4,767	*	4,767	0	*
Walesa, James—Living Trust 10/15/91 c/o James Walesa, Trustee	4,775	*	4,775	0	*
Wall, Terrence R.—Revocable Trust U/A/D 10/27/92 Terrence R. Wall, Trustee	19,041	*	19,041	0	*
Waller, David A.	12,564	*	12,564	0	*
Walsh, Joseph G. and Theressa S.(1)	19,523	*	19,523	0	*
Walzer, Thomas C.	2,980	*	2,980	0	*
Waterman, Andrew and Judith	15,146	*	15,146	0	*
Waterman, Andrew W.	11,908	*	11,908	0	*
Waterman, John and Mary	73,897	*	73,897	0	*
Waterman, John V.(1)	26,075	*	26,075	0	*
Waterman, Judith A.	32,758	*	32,758	0	*
Watson Properties, LLC	32,680	*	32,680	0	*
Watzke, Michael and Jacqueline	4,760	*	4,760	0	*
Way, Joseph B. and Anne L.	11,383	*	11,383	0	*
Wearsch, Gregory and Amy	7,140	*	7,140	0	*
Weber and Griffin, Max and Maureen	4,767	*	4,767	0	*
Weggeman, Gregory S. and Lisa L.—Living Trust U/A dated 2/16/00	5,850	*	5,850	0	*
Welke, Donald H.	1,904	*	1,904	0	*
Westmeyer, Andrew P.	4,775	*	4,775	0	*
Whittaker, Cynthia L. IRA	831	*	831	0	*
Williams, Douglas E. and Beverly J.	9,550	*	9,550	0	*
Wilson, Gerald A.	2,380	*	2,380	0	*
Wittenberg, Joseph L.	1,190	*	1,190	0	*
Wold, Jeffrey Z and Jacqueline	2,925	*	2,925	0	*
Wolf, Mitchell D.	32,860	*	32,860	0	*
Wolff, David A.	9,520	*	9,520	0	*
Wolff, Russell L. and Sheila L.	2,387	*	2,387	0	*
Wolfpack Investments, LLC	4,760	*	4,760	0	*
World Vision Inc.	45,000	*	45,000	0	*
Wulf, Thomas O.	3,786	*	3,786	0	*
Wulf, Thomas O. and Mary K.	11,700	*	11,700	0	*
Yazbak, Phillip and Darlene	15,146	*	15,146	0	*
Yohman, Daniel	3,029	*	3,029	0	*
Yu, Kok-Peng	33,262	*	33,262	0	*
Zarnikow, Paul J.	7,573	*	7,573	0	*
Zeman, Brad A.(1)	38,218	*	38,218	0	*
Zeman, Judith and Ronald	4,961	*	4,961	0	*
Zemple, Robert	4,136	*	4,136	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner	Shares	Percentage	this Offering	Shares	Percentage

Ziegler, Robert and Anne	4,809	*	4,809	0	*
Zinga Resort One, LLC	22,719	*	22,719	0	*

*	Less than one percent of the outstanding shares of common stock.

(1)	As of the date of this prospectus, such individual is an employee of Great Wolf Resorts, Inc. and/or its subsidiaries, and/or such individual was an employee of Great Lakes within the three years prior to the date of this prospectus.
(2)	In addition, pursuant to the bonus payment of $200,000 that Mr. Calder received upon consummation of the initial public offering, we contributed 11,765 shares, based on the public offering price of $17.00 per share, to a trust that holds assets to pay obligations under our deferred compensation plan.
(3)	In addition, pursuant to the bonus payment of $2 million that Mr. Emery received upon consummation of the initial public offering, we contributed 117,647 shares, based on the public offering price of $17.00 per share, to a trust that holds assets to pay obligations under our deferred compensation plan.
(4)	Includes 9,550 shares held jointly with Mr. Lund’s spouse.
(5)	Includes (a) 45,248 shares held by DNEV, LLC for which Mr. Neviaser shares voting and investment power, and (b) 125,699 shares held by Neviaser Enterprises, LLC, of which Mr. Neviaser is the managing member and possesses sole voting and investment power over the shares.
(6)	Includes 33,009 shares held jointly with Ms. Schaefer’s spouse.
(7)	Includes (a) 19,907 shares held by MV LLC, of which Mr. Vaccaro is the managing member and possesses sole voting and investment power over the shares, (b) 75,000 shares held by The Marc B. Vaccaro Grantor Retained Authority Trust, of which Mr. Vaccaro is the sole trustee and possesses sole voting and investment power and (c) 75,000 shares held by The Astrid G. VanZon Grantor Retained Annuity Trust, of which Astrid G. VanZon, Mr. Vaccaro’s spouse, is the sole trustee and possesses sole voting and investment power. Mr. Vaccaro disclaims beneficial ownership of the 75,000 shares held by The Astrid G. VanZon Grantor Retained Annuity Trust.

PLAN OF DISTRIBUTION
      We are registering the shares of common stock on behalf of the selling stockholders. A selling stockholder is a person named in the section of this prospectus entitled “Selling Stockholders” and also includes any donee, pledgee, transferee or other successor-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. In addition, upon our being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file a supplement to this prospectus.
      Our common stock may be offered for sale and sold in one or more transactions, including block transactions, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis. Shares of common stock may be sold directly, through agents designated from time to time, or by such other means as may be specified in the supplement to this prospectus. Participating agents or broker-dealers in the distribution of any of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. Any discount or commission received by any underwriter and any participating agents or broker-dealers, and any profit on the resale of shares of common stock purchased by any of them may be deemed to be underwriting discounts or commissions under the Securities Act.
      Shares of our common stock may be sold through a broker-dealer acting as agent or broker or to a broker-dealer acting as principal. In the latter case, the broker-dealer may then resell such shares of common stock to the public at varying prices to be determined by the broker-dealer at the time of resale.
      To the extent required, the number of shares of common stock to be sold, information relating to the underwriters, the purchase price, the public offering price, if applicable, the name of any underwriter, agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker-dealers with respect to a particular offering will be set forth in an accompanying supplement to this prospectus.
      If underwriters are used in a sale, shares of common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Shares of common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of shares of common stock will be named in the supplement to this prospectus relating to that offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be stated on the cover of the prospectus supplement.
      Under the securities laws of some states, the shares of common stock registered by the registration statement may be sold in those states only through registered or licensed brokers or dealers.
      Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.
      Upon sale under the registration statement of which this prospectus constitutes a part, the shares of common stock registered by the registration statement will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES
      The following summary of the terms of the stock of our company does not purport to be complete. Copies of our certificate of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information About Us.”
General
      Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, we have 30,277,308 shares of our common stock outstanding. The following description of our capital stock is not complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.
Common Stock
      Holders of shares of common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. Our certificate of incorporation and bylaws provide that, except as otherwise provided by law, the affirmative vote of a majority of the shares entitled to vote, present in person or represented by proxy at a meeting at which a quorum is present, shall be the act of the stockholders. Delaware law requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon to authorize certain extraordinary actions, such as mergers, consolidations, dissolutions of the corporation or an amendment to the certificate of incorporation of the corporation. There is no cumulative voting for the election of directors. Upon a liquidation, our creditors and any holders of preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. The holders of our common stock would be entitled to receive a pro rata amount per share of any excess distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of common stock are fully paid and nonassessable.
Preferred Stock
      Our certificate of incorporation empowers our board of directors to issue up to 10,000,000 shares of preferred stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that we may issue in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. Although there are no shares of preferred stock currently outstanding and we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Certain Provisions of Delaware Law and of Our Certificate of Incorporation and Bylaws
Our Board of Directors
      Our bylaws provide that the number of directors of our company may be established by our board of directors and may not be fewer than three. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors.
      Pursuant to our bylaws, each of our directors is elected by our stockholders to serve until the next annual meeting and until their successors are elected and qualify. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.
Removal of Directors
      Our bylaws provide that a director may be removed with or without cause and only by the affirmative vote of a majority of the votes entitled to be cast in the election of directors.
Amendment to Our Certificate of Incorporation and Bylaws
      Our certificate of incorporation may be amended by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.
Advance Notice of Director Nominations and New Business
      Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures in the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (1) pursuant to our notice of meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.
Indemnification and Limitation of Directors’ and Officers’ Liability
      As allowed by the DGCL our certificate of incorporation contains a provision to limit the personal liability of our directors for violations of their fiduciary duty. This provision eliminates each director’s liability to us or our stockholders for monetary damages to the fullest extent permitted by Delaware law. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including such actions involving gross negligence. However, our directors will be personally liable to us and our stockholders for monetary damages if they violated their duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. Our certificate of incorporation further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL without further action by the stockholders. These provisions of our certificate of incorporation will limit the remedies available to a stockholder in the event of breaches of a director’s duties to such stockholder or us.
      Our bylaws provide for indemnification of and the payment of expenses in advance to directors and officers to the fullest extent permitted by applicable law.

      We have obtained directors’ and officers’ liability insurance, which insures against liabilities that our directors or officers may incur in such capacities. We have also entered into indemnification agreements with our directors and officers. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions that may not be covered by directors’ and officers’ liability insurance.
      Insofar as the indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Indemnification Agreements
      We have entered into indemnification agreements with each of our current officers and directors, to give such officers and directors additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the fullest extent permitted under Delaware law and provide for the advancement of expenses incurred by a director or officer in connection with the investigation, defense, settlement or appeal of any action or investigation.
Business Combinations
      We are subject to the “business combinations” provisions of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	the board of directors approved the transaction before the “interested stockholder” obtained such status;

•	upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” “the interested stockholder” owned at least 85% of our outstanding common stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and are also officers and (2) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or

•	on or subsequent to such date, the business combination or merger is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of the outstanding common stock not owned by the “interested stockholder.”
A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts.

      Provisions of our certificate of incorporation and bylaws providing that only the board of directors, the chairman of the board of directors, the chief executive officer, the president or the holders of 35% or more of our common stock may call special meetings of stockholders, and prohibiting stockholder action by written consent, may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us. In addition, our certificate of incorporation allows our board of directors to issue up to 10,000,000 shares of preferred stock that could have, when issued, voting rights or preferences that could impede the success of any hostile takeover, or delay a change in control or change in our management.
Nasdaq Stock Market
      Our common stock is traded on the Nasdaq National Market under the symbol “WOLF.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock and preferred stock is Computershare, Inc.

LEGAL MATTERS
      Certain legal matters in connection with this offering have been passed upon for us by King & Spalding LLP.
EXPERTS
      The consolidated financial statements of Great Wolf Resorts, Inc. and Subsidiaries as of December 31, 2004 and 2005 and the period from December 21, 2004 through December 31, 2004 and the year ended December 31, 2005 and the combined financial statements of Great Lakes Predecessor for the year ended December 31, 2003 and the period from January 1, 2004 through December 20, 2004 and management’s report on the effectiveness of internal control over financial reporting, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting and does not express an opinion, or any other form of assurance on management’s statement regarding the process taken by management to address the material weaknesses) incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The Dells/Sandusky historical financial statements as of December 20, 2004 and December 31, 2002 and 2003, and for the period ended December 20, 2004 and each of the years in the two-year period ended December 31, 2003, included in this prospectus have been audited by Rubin Brown LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
      We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, will also available to you on the SEC’s web site, www.sec.gov.
      We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and other periodic reports and proxy statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INCORPORATION BY REFERENCE
      The Securities and Exchange Commission allows us to “incorporate” into this prospectus the information we periodically file with the Securities and Exchange Commission. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, other than information deemed to be furnished to rather than filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Current Reports on Form 8-K filed February 13, 2006, February 17, 2006 and March 2, 2006; and

•	Definitive Proxy Statement filed on April 10, 2006 in connection with the 2006 annual meeting of shareholders.
      Any statement incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      Upon written or oral request, we will provide free of charge a copy of the documents we incorporate by reference to each person, including any beneficial owner of our common stock, to whom a copy of this prospectus is delivered. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, Wisconsin 53703
Telephone: (608) 661-4700
      In addition, you may access these reports incorporated by reference through our website at http://corp.greatwolfresorts.com/display.aspx?page=/SECFilings.

INDEX TO FINANCIAL STATEMENTS

Page
No.

Great Wolf Resorts, Inc. and Subsidiaries Pro Forma Information:
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2005	F-3
Dells/Sandusky Historical Information:
Report of Independent Registered Public Accounting Firm	F-5
Combined Balance Sheets as of December 20, 2004 and December 31, 2003 and 2002	F-6
Combined Statements of Operations for the period beginning January 1, 2004 and ended December 20, 2004 and the years ended December 31, 2003 and 2002	F-7
Combined Statements of Members’ Equity for the period beginning January 1, 2004 and ended December 20, 2004 and the years ended December 31, 2003 and 2002	F-8
Combined Statements of Cash Flows for the period beginning January 1, 2004 and ended December 20, 2004 and the years ended December 31, 2003 and 2002	F-9
Notes to Combined Financial Statements	F-10

GREAT WOLF RESORTS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
      The terms “Great Wolf Resorts,” “us,” “we” and “our” are used in these pro forma financial statements to refer to Great Wolf Resorts, Inc.
      The accompanying unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 has been prepared to give pro forma effect to our October 2005 sale of certain resort assets to a joint venture (the “Partnership”) comprised of affiliates of CNL Income Properties, Inc. and us, as if the sale had occurred on January 1, 2005. All material adjustments necessary to reflect this transaction is presented in the pro forma adjustments columns, which are further described in the notes below.
      The pro forma condensed consolidated statement of operations assume all of the following occurred on January 1, 2005:

•	Selling to the Partnership two waterpark resorts: the 309-suite Great Wolf Lodge resort in Wisconsin Dells, Wisconsin and the 271-suite Great Wolf Lodge resort in Sandusky, Ohio (the “Properties”), both of which we previously owned and operated, following the purchase of the Properties on December 20, 2004. The Properties were valued at a total sales price of $114.5 million. CNL Income Properties acquired a 70% interest in the Partnership for approximately $80.1 million;

•	Entering into agreements to manage the Properties and to license the Great Wolf Lodge brand to the Partnership, pursuant to long-term management and license agreements, respectively;

•	Establishing an investment in affiliate for the 30% interest in the Properties we retained following the sale;

•	Escrowing $17.5 million of our initial $80.1 million in total proceeds, in order to fund the construction of an approximately 38,000 square-foot waterpark expansion at the Great Wolf Lodge in Wisconsin Dells, Wisconsin and recording a liability of $8.1 million as the estimated cost of that expansion project;

•	Removing $43.2 million of goodwill from our books as part of the carrying value of the resorts disposed of in the sale; and

•	Terminating a $75.0 million revolving credit facility secured by the resorts disposed of in the sale, none of which was outstanding at the time of the sale of the Properties.
      The Partnership was evaluated in accordance with FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, and was determined not to be a variable interest entity. Accordingly, we have accounted for our 30% ownership interest in the Partnership using the equity method of accounting.
      The pro forma condensed consolidated statement of operations should be read in conjunction with the historical consolidated financial statements of Great Wolf Resorts, Inc. and Subsidiaries and the historical combined financial statements of the Great Lakes Predecessor and Dells/Sandusky and related notes either incorporated by reference or appearing elsewhere in this prospectus.
      The pro forma condensed consolidated statement of operations is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions actually occurred on the date or been in effect during the period indicated. The pro forma financial information should not be viewed as indicative of our financial results or conditions in the future.

GREAT WOLF RESORTS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2005
(Dollars in thousands, except per share amounts)

		Transaction
	Historical	Adjustments		Pro Forma

	(A)			(G)
Revenues:
Rooms	$73,207	$(20,981	)(B)	$52,226
Food and beverage	18,897	(5,022	)(B)	13,875
Other hotel operations	17,949	(4,208	)(B)	13,741
Management and other fees	976	2,232	(C)	3,208
Sale of condominiums	25,862	(25,862	)(B)	—

	136,891	(53,841)		83,050
Other revenue from managed properties	2,524	8,689	(D)	11,213

Total revenues	139,415	(45,152)		94,263

Operating expenses by department:
Rooms	10,944	(3,469	)(B)	7,475
Food and beverage	16,532	(4,099	)(B)	12,433
Other	14,875	(3,601	)(B)	11,274
Other operating expenses:
Selling, general and administrative	26,894	(7,133	)(B)	19,761
Property operating costs	24,798	(5,083	)(B)	19,715
Depreciation and amortization	26,248	(5,768	)(B)	19,311
		(1,169	)(F)
Cost of sales of condominiums	16,780	(16,780	)(B)	—
Loss on sale of property	26,161	(26,161	)(G)	—

	163,232	(73,263)		89,969
Other expenses from managed properties	2,524	8,689	(D)	11,213

Total operating expenses	165,756	(64,574)		101,182

Net operating income (loss)	(26,341)	19,422		(6,919)
Interest income	(1,623)	10	(B)	(1,613)
Interest expense	6,728	(1	)(B)	6,431
		(296	)(F)

Income (loss) before income taxes, minority interests, and equity in earnings of unconsolidated affiliates	(31,446)	19,709		(11,737)
Income tax expense (benefit)	(7,199)	2,504	(H)	(4,695)
Minority interests	(4)	—		(4)
Equity in earnings (loss) of unconsolidated affiliates, net of tax	170	(1,827	)(E)	(1,657)

Net income (loss)	$(24,413)	$19,032		$(5,381)

Net income (loss) per share-basic	$(0.81)			$(0.18)

Net income (loss) per share-diluted	$(0.81)			$(0.18)

Weighted average common shares outstanding:
Basic	30,134,146			30,134,146

Diluted	30,134,146			30,134,146

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations (dollars in thousands)
      (A) Reflects our historical condensed consolidated statement of operations for the year ended December 31, 2005.
      (B) Reflects the historical condensed statement of operations for the Properties included within our results for the year ended December 31, 2005.
      (C) Reflects the revenue earned by us from management fees, license fees and central reservation charges related to the Properties.
      (D) Reflects amounts recorded under Emerging Issues Task Force Issue No. 01-14, “Income Statement Characteristics of Reimbursements for Out-of-pocket Expenses,” which requires the recognition of certain revenues and expenses related to managed properties in the manager’s statement of operations. These amounts primarily relate to payroll costs at the managed properties where we are the employer. The reimbursement of those costs by the joint venture is recorded as revenue with a corresponding expense.
      (E) Reflects our equity in earnings of affiliates related to our 30% ownership interest in the Partnership.
      (F) Reflects the reduction in amortization and interest expense as a result of the termination of an existing revolving credit facility in conjunction with the sale of the Properties to the Partnership.
      (G) Pro forma results for the year ended December 31, 2005 exclude the net loss of $(26,161) on the sale of the Properties recorded in conjunction with the formation of the Partnership.
      (H) Reflects the adjustments to record income tax expense (benefit) at the statutory tax rate of 40%.

INDEPENDENT AUDITORS’ REPORT
Members and Boards of Directors
Great Bear Lodge of Wisconsin Dells, LLC and
     Great Bear Lodge of Sandusky, LLC
Madison, Wisconsin
      We have audited the accompanying combined balance sheet of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC as of December 20, 2004 and December 31, 2003 and 2002, and the related combined statements of operations, members’ equity (deficit) and cash flows for the period ended December 20, 2004 and for the years ended December 31, 2003 and 2002. These combined financial statements are the responsibility of the management of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC. Our responsibility is to express an opinion on these combined financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC as of December 20, 2004 and December 31, 2003 and 2002, and the results of their combined operations and their cash flows for the period ended December 20, 2004 and for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.
Rubin Brown LLP
St. Louis, Missouri
May 5, 2005 (except for Note 12, which is dated January 20, 2006)

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
COMBINED BALANCE SHEET

		December 31,
	December 20,
	2004	2003	2002

ASSETS
Current Assets
Cash and cash equivalents	$2,155,348	$1,181,318	$1,459,604
Certificates of deposit	—	2,991,810	3,165,434
Due from Class B Member	385,000	385,000	385,000
Accounts receivable (Note 5)	555,285	210,737	232,037
Inventories	662,653	648,159	558,008
Prepaid expenses	158,876	214,885	186,644

Total Current Assets	3,917,162	5,631,909	5,986,727

Property And Equipment (Notes 3 And 4)	51,956,429	57,135,713	61,287,118

Other Assets
Replacement reserve fund (Note 4)	1,354,908	2,386,852	1,053,790
Real estate tax escrow	205,036	186,465	261,900
Goodwill, net	24,456,689	24,456,689	24,456,689
Loan fees, net (Note 11)	527,177	567,297	591,501

Total Other Assets	26,543,810	27,597,303	26,363,880

TOTAL ASSETS	$82,417,401	$90,364,925	$93,637,725

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current Liabilities
Current maturities of long-term debt (Notes 4 and 11)	$75,663,531	$2,394,410	$1,711,428
Accounts payable	1,666,765	1,425,915	1,093,871
Accrued expenses	1,367,489	1,302,262	1,183,929
Gift certificates payable	770,984	700,640	738,852
Accrued interest expense	506,777	279,103	276,675
Accrued payroll	195,405	618,864	407,199
Accrued real estate taxes	1,334,639	1,103,938	1,003,640
Accounts payable — related party (Note 5)	173,190	264,986	379,612
Advance deposits	2,100,879	1,796,352	1,649,912
Note payable — related party (Note 5)	—	50,000	—
Due to Class A Member	385,000	385,000	385,000

Total Current Liabilities	84,164,659	10,321,470	8,830,118
Long-Term Debt (Notes 4 And 11)	36,510	75,433,543	76,339,066

Total Liabilities	84,201,169	85,755,013	85,169,184
Members’ Equity (Deficit)	(1,783,768)	4,609,912	8,468,541

TOTAL LIABILITIES & EQUITY	$82,417,401	$90,364,925	$93,637,725

See the accompanying notes to combined financial statements.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
COMBINED STATEMENT OF OPERATIONS

	For the Period
	Beginning
	January 1, 2004	For the Years Ended
	and Ended	December 31,
	December 20,
	2004	2003	2002

Revenues
Rooms	$27,596,922	$29,172,346	$28,995,017
Food and beverage	6,446,933	6,601,604	6,341,744
Other	4,861,169	4,944,122	5,090,895

Total Revenues	38,905,024	40,718,072	40,427,656

Departmental Expenses
Rooms	4,093,952	4,311,459	4,453,222
Food and beverage	5,380,278	4,925,076	4,861,466
Other	4,028,170	4,083,573	4,181,499

Total Departmental Expenses	13,502,400	13,320,108	13,496,187

Operating Expenses
Administrative and general	5,940,826	5,538,261	4,642,379
Property taxes, insurance and other	5,594,317	4,968,364	4,256,672
Management fees (Note 5)	1,327,834	1,030,268	1,417,918
Geographic development fee (Note 6)	694,519	989,222	432,348
Depreciation and amortization	8,000,986	8,089,757	8,414,284
Other	—	—	49,735

Total Operating Expenses	21,558,482	20,615,872	19,213,336

Income From Operations	3,844,142	6,782,092	7,718,133

Other Income (Expense)
Interest income	32,061	152,037	159,129
Interest expense	(4,549,132)	(4,817,758)	(5,054,850)

Total Other Income (Expense)	(4,517,071)	(4,665,721)	(4,895,721)

Net Income (Loss)	$(672,929)	$2,116,371	$2,822,412

See the accompanying notes to combined financial statements.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
COMBINED STATEMENT OF MEMBERS’ EQUITY (DEFICIT)
For The Period Beginning January 1, 2004 And Ended December 20, 2004
And For The Years Ended December 31, 2003 And 2002

	Great Bear Lodge Of Wisconsin Dells, LLC			Great Bear Lodge Of Sandusky, LLC				Combined

		SunAmerica	Total	GLGB	GLGB	SunAmerica	Total	Total
	GLGB	Housing	Members’	Manager I,	Investor I,	Housing	Members’	Members’
	Manager II,	Fund 815,	Equity	LLC	LLC	Fund 726,	Equity	Equity
	LLC (30%)	LP (70%)	(Deficit)	(20%)	(30%)	LP (50%)	(Deficit)	(Deficit)

Balance (Deficit) — January 1, 2002	$(2,785,371)	$9,695,840	$6,910,469	$4,038	$3,016,833	$4,513,975	$7,534,846	$14,445,315
Net Income (Loss)	(27,145)	(63,337)	(90,482)	582,579	873,868	1,456,447	2,912,894	2,822,412
Contributions	—	—	—	—	—	814	814	814
Distributions	(440,000)	(2,310,000)	(2,750,000)	(1,989,347)	(1,356,506)	(2,704,147)	(6,050,000)	(8,800,000)

Balance (Deficit) — December 31, 2002	(3,252,516)	7,322,503	4,069,987	(1,402,730)	2,534,195	3,267,089	4,398,554	8,468,541
Net Income (Loss)	(382,638)	(892,821)	(1,275,459)	678,366	1,017,549	1,695,915	3,391,830	2,116,371
Distributions	—	—	—	(2,092,356)	(1,296,985)	(2,585,659)	(5,975,000)	(5,975,000)

Balance (Deficit) — December 31, 2003	(3,635,154)	6,429,682	2,794,528	(2,816,720)	2,254,759	2,377,345	1,815,384	4,609,912
Net Income (Loss)	(929,421)	(2,168,650)	(3,098,071)	485,028	727,543	1,212,571	2,425,142	(672,929)
Distributions	—	(682,987)	(682,987)	(1,750,280)	(1,099,704)	(2,187,780)	(5,037,764)	(5,720,751)

Balance (Deficit) — December 20, 2004	$(4,564,575)	$3,578,045	$(986,530)	$(4,081,972)	$1,882,598	$1,402,136	$(797,238)	$(1,783,768)

See the accompanying notes to combined financial statements.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
COMBINED STATEMENT OF CASH FLOWS

	For the Period
	Beginning
	January 1, 2004	For the Years Ended
	and Ended	December 31,
	December 20,
	2004	2003	2002

Cash Flows From Operating Activities
Net income (loss)	$(672,929)	$2,116,371	$2,822,412
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,000,986	8,089,757	8,414,284
Bad debt expense	—	3,742	1,750
Gain on asset disposal	—	(867)	—
Change in operating assets and liabilities:
Accounts receivable	(344,548)	17,558	61,393
Inventories	(14,494)	(90,151)	(100,006)
Prepaid expenses	56,009	(28,241)	(63,661)
Accounts payable	240,850	332,045	207,455
Accrued expenses	100,143	432,722	134,564
Gift certificates payable	70,344	(38,212)	17,009
Accounts payable-related party	(91,796)	(114,626)	288,776
Advance deposits	304,527	146,440	(423,162)

Net Cash Provided By Operating Activities	7,649,092	10,866,538	11,360,814

Cash Flows From Investing Activities
Capital expenditures	(2,597,077)	(3,695,161)	(4,167,960)
Net withdrawals from (contributions to) real estate tax escrow	(18,571)	75,435	4,784
Proceeds from sale of assets	—	26,000	—
Net deposits (to) from certificates of deposit	2,991,810	173,624	(1,804,949)
Net deposits (to) from replacement reserve fund	1,031,944	(1,333,062)	644,461

Net Cash Provided By (Used In) Investing Activities	1,408,106	(4,753,164)	(5,323,664)

Cash Flows From Financing Activities
Proceeds from line of credit	—	—	314,293
Principal payments on long-term debt	(2,127,912)	(1,191,975)	(49,170,665)
Proceeds from (payment on) note payable — related party	(50,000)	50,000	—
Proceeds from issuance of debt	—	969,434	50,547,036
Payments for loan fees	(184,505)	(244,119)	(47,379)
Distributions to members	(5,720,751)	(5,975,000)	(8,800,000)
Capital contributions from members	—	—	814

Net Cash Used In Financing Activities	(8,083,168)	(6,391,660)	(7,155,901)

Net Increase (Decrease) In Cash and Cash Equivalents	974,030	(278,286)	(1,118,751)
Cash And Cash Equivalents — Beginning Of Period	1,181,318	1,459,604	2,578,355

Cash And Cash Equivalents — End Of Period	$2,155,348	1,181,318	1,459,604

Supplemental Disclosure Of Cash Flow Information
Interest paid	$4,321,458	4,815,330	4,781,755

See the accompanying notes to combined financial statements.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS
December 20, 2004, December 31, 2003 and 2002

1.	Summary of Significant Accounting Policies
Principles of Combination
      The combined financial statements include the accounts of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC (the Companies). The Companies have common ownership by entities related to AIG SunAmerica Housing Funds and the Great Lakes Companies, Inc. All material intercompany account balances and transactions have been eliminated in combination. The Companies’ operations are described in Note 2.
Estimates and Assumptions
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
      The Companies define cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Companies maintain cash accounts which, at various times, exceed the Federal Deposit Insurance Corporation insured limits of $100,000 per bank.
Certificates of Deposit
      Certificates of deposit are valued at cost plus accrued interest which approximates fair value.
Accounts Receivable
      Accounts receivable are reported at the amount management expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and writes off, as of year end, all balances that have not been collected by the time the financial statements are issued.
Advertising
      The Companies expense nonspecific and daily advertising costs to operations when incurred. Advertising expense was $2,557,868, $2,075,687 and $1,531,234 for the period ended December 20, 2004 and for the years ended December 31, 2003 and 2002, respectively, and is included in general and administrative expenses in the accompanying combined statement of operations. Expenditures incurred related to advertising in travel guides over a specific period of time are capitalized, and amortized over the life of the travel guide. Expenditures related to travel guide advertising were capitalized in the amount of $190,734 and $57,802 at December 20, 2004 and December 31, 2003, respectively, and are included in prepaid expenses.
Inventories
      Inventories consist primarily of food, beverage, arcade and gift shop merchandise and are valued at lower of cost, using the first-in, first-out (FIFO) method or market.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 20, 2004, December 31, 2003 and 2002
Property and Equipment
      Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Major expenditures for property and equipment are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Buildings and improvements	40 years
Land improvements	15 years
Fixtures and equipment	3—7 years
      Interest on borrowings directly related to construction in process balances are capitalized during the construction period.
Goodwill
      Great Bear Lodge of Wisconsin Dells, LLC has allocated $28,585,740 of the original purchase price of the resort acquired to goodwill.
      Goodwill was being amortized using the straight-line method over 15 years through December 31, 2001. Accumulated amortization at December 20, 2004 and December 31, 2003 and 2002 was $4,129,051.
      Effective for years beginning January 1, 2002, Financial Accounting Standards Board (FASB) Statement No. 142 states that goodwill shall not be amortized. Instead, goodwill is tested for impairment, and adjusted if applicable. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If fair value exceeds the carrying cost, there is no impairment. FASB 142 does not change the tax method reporting for goodwill amortization.
      At December 20, 2004, fair value exceeds the carrying cost and therefore no impairment has been recognized.
Loan Fees
      At December 20, 2004, loan fees of $1,864,307 have been capitalized and are being amortized on a straight-line basis over the terms of the loans. Accumulated amortization was $1,337,130, $1,112,503 and $844,180 at December 20, 2004 and December 31, 2003 and 2002, respectively. Amortization of loan fees charged against income amounted to $224,625 for the period ended December 20, 2004 and $268,324 and $1,279,579 for the years ended December 31, 2003 and 2002, respectively.
Intangible and Long-Lived Assets
      The Companies review the recoverability of intangible (other than goodwill) and long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the expected future cash flows from the use of such assets (undiscounted and without interest charges) are less than the carrying value, the Companies’ policies are to record a write-down, which is determined based on the difference between the carrying value of the asset and the estimated fair value. At December 20, 2004 and December 31, 2003 and 2002, no provision for impairment was considered necessary.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 20, 2004, December 31, 2003 and 2002
Revenue Recognition
      The Companies recognize revenue from their resorts as earned on the close of business each day.
Advance Deposits
      Advance deposits are deposits made by the customers when reservations are made. The Companies’ policies are to charge a cancellation fee if reservations are canceled prior to 72 hours before the reserved date, with the remainder of the advance deposit refunded. Cancellations within 72 hours of the reserved date result in no refund of the advance deposit. The Companies invest cash received from advance deposits in interest bearing certificates of deposit. There are no specific requirements on investment of advance deposits.
Fair Value of Financial Instruments
      The carrying amounts of cash and cash equivalents, certificates of deposit, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. At December 20, 2004, and December 31, 2003 and 2002, the Companies estimate that the fair value of their long-term debt is not materially different from their financial statement carrying value because either the stated interest rates fluctuate with current rates or the interest rates approximate the current rates at which the Companies borrow funds.
Income Taxes
      The Companies are organized as separate limited liability companies. They are not taxpaying entities for federal or state income tax purposes and thus no provision for income taxes has been recorded in these combined financial statements. The Companies’ income, losses and credits are included in the income tax returns of their members.
Operating Agreements
      Certain defined terms contained in the Operating Agreements are denoted with initial capital letters throughout the combined financial statements.

2.	Operations
      Great Bear Lodge of Wisconsin Dells, LLC (the Dells) was formed between SunAmerica Housing Fund 815, LP, a Nevada limited partnership (Class A Member) and GLGB Manager II, LLC, a Delaware limited liability company (Class B Member), on October 7, 1999 in the State of Delaware. The Dells was established to purchase and operate a resort hotel, the Great Wolf Lodge in Wisconsin Dells, Wisconsin. The resort offers an indoor and outdoor waterpark, redemption arcade, themed restaurant, gift shop and fitness facility.
      Great Bear Lodge of Sandusky, LLC (Sandusky) was formed between the Class A Member), the Class B Member and GLGB Manager I, LLC, a Delaware limited liability company (Class C Member) on May 20, 1999 in the State of Delaware. Sandusky was established to construct and operate a resort hotel, the Great Bear Lodge in Sandusky, Ohio. The resort, which opened March 2001, offers an indoor and outdoor waterpark, redemption arcade, themed restaurant, gift shops and fitness facility.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 20, 2004, December 31, 2003 and 2002

3.	Property and Equipment
      Property and equipment consist of:

	2004	2003	2002

Land and improvements	$9,082,849	$9,047,654	$8,952,472
Buildings and improvements	33,671,124	32,064,960	31,411,005
Fixtures and equipment	42,119,734	41,178,400	36,267,303
Construction in progress	—	2,650	1,993,723

	84,873,707	82,293,664	78,624,503
Less: Accumulated depreciation	32,917,278	25,157,951	17,337,385

	$51,956,429	$57,135,713	$61,287,118

      Depreciation charged against income amounted to $7,776,361, $7,821,433 and $7,134,705 for the period ended December 20, 2004 and the years ended December 31, 2003 and 2002, respectively.

4.	Long-Term Debt
      Long-term debt consists of:

	2004	2003	2002

Dells
Note payable to a bank, payable in monthly installments of $375,973 including interest at the two-year Treasury note index rate plus 1.675% based on a 25-year amortization. The interest rate was adjusted on November 10, 2002 and will be adjusted once every 24 months thereafter. During the term of the loan, the rate cannot be less that 7% per year and cannot be greater that 8.375% per year. The effective rate was 7% at December 20, 2004. The note is collateralized by the property, security interest of the membership interest, and a security interest in the replacement reserve account. In connection with the IPO (Note 11), the balance of the note was repaid in full subsequent to December 20, 2004	$50,097,910	$50,930,563	$49,961,129
Note payable to Alliant Energy, payable in monthly installments of $1,635 including interest at 3%. The note is collateralized by equipment and is due in December 2007	54,737	64,057	89,365

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 20, 2004, December 31, 2003 and 2002

	2004	2003	2002

Sandusky
Notes payable to a bank, payable in monthly installments of interest only for the first 24 months and in equal monthly payments of principal and interest based on a 20-year amortization with principal and unpaid interest due on March 1, 2006. The Company has a one-year option to extend the maturity date. Interest is charged at the LIBOR rate plus 3% during the first 24 months and adjusted to a fixed rate of 4.65% for the subsequent 12 months. The note is secured by the property, unconditional guarantees of individual investors, guarantee of corporate guarantor (up to $6,000,000) and the Company’s replacement reserve, real estate tax escrow and operating cash accounts. In connection with the IPO (Note 11), the balance of the note was repaid in full subsequent to December 20, 2004	25,547,394	26,833,333	28,000,000

	75,700,041	77,827,953	78,050,494
Less: Current maturities	75,663,531	2,394,410	1,711,428

	$36,510	$75,433,543	$76,339,066

      Interest expense charged against operations amounted to $4,549,132, $4,817,758 and $5,054,850 for the period ended December 20, 2004 and for the years ended December 31, 2003 and 2002, respectively.
      In connection with the loan agreements, the Companies must maintain replacement reserve funds. The agreements require monthly deposits of 4% of gross operating revenues for the Dells and monthly amounts not below $41,666 for Sandusky to fund capital improvements and replacements. The replacement reserve funds are pledged as collateral for the notes payable. The Dells’ December 2004 and 2003 replacement reserve deposit was not funded timely in accordance with the loan agreement. The bank waived the 2004 violation, as the entire balance of the loan was repaid after December 20, 2004 (Note 11) without a penalty. The bank waived the 2003 violation in a letter dated May 10, 2004.
      In addition, Sandusky’s Operating Agreement provides for a monthly deposit of 4% of gross operating revenues to fund capital improvements and replacements. This amount was under funded by approximately $681,000 and $364,000 at December 20, 2004 and December 31, 2003, respectively, both of which were approved by the Class A Member as required by the Operating Agreement.
      During 2003, Sandusky entered into an agreement with the bank to extend the note payable for an additional 36 months. The interest rate will be reduced to the LIBOR rate plus 2.75%. All other terms and conditions of the current note will remain unchanged.

5.	Related Party Transactions
Dells
      The Dells resort and facility is managed by The Great Lakes Companies, Inc., a company affiliated through common ownership with GLGB Manager II, LLC, the Class B Member. The management agreement requires a fee of 3% of the Company’s adjusted gross revenue for each fiscal year. Management fees of $297,941, $155,420

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 20, 2004, December 31, 2003 and 2002
and $589,399 were expensed for the period ended December 20, 2004 and for the years ended December 31, 2003 and 2002, respectively. Management fees of $220,593 were unpaid as of December 31, 2002 and are included in accounts payable — related party (see Note 8 regarding management fees during 2003).
      The management agreement also provides for a central office services fee in an amount allocated among sharing hotels. Central office service fees amounted to $37,080 for the period ended December 20, 2004 and for the years ended December 31, 2003 and 2002. Central office fees of $9,720, $3,090 and $6,180 were unpaid as of December 20, 2004, December 31, 2003 and 2002, respectively, and are included in accounts payable — related party.
      During 2003 and a portion of 2002, an affiliate of The Great Lakes Companies, Inc. received a central reservation fee of 1 1/2 % of gross room revenues. Reservation fees of $188,935, $203,290 and $10,000 were expensed for the period ended December 20, 2004 and for the years ended December 31, 2003 and 2002, respectively. Reservation fees of $9,644 were unpaid as of December 20, 2004 and are included in accounts payable — related party.
      The Operating Agreement (the Agreement) provides an annual property asset management fee of $10,000 per year to SunAmerica Affordable Housing Partners, Inc., an affiliate of the Class A Member. Asset management fees of $1,667 and $10,000 were unpaid as of December 31, 2003 and 2002, respectively, and are included in accounts payable — related party.
      Amounts due from The Great Lakes Companies, Inc. and affiliated entities amounted to $14,719, $21,278 and $44,675 and are included in accounts receivable at December 20, 2004 and December 31, 2003 and 2002, respectively.
Sandusky
      The Sandusky resort and facility is managed by The Great Lakes Companies, Inc., a company affiliated through common ownership with GLGB Manager I, LLC, the Class C Member. The management agreement requires a fee of 3% of the Company’s adjusted gross revenue for each fiscal year. Management fees of $630,802, $656,217 and $621,411 and were expensed for the period ended December 20, 2004 and for the years ended December 31, 2003 and 2002, respectively. Management fees of $105,261, $152,740 and $83,480 were unpaid as of December 20, 2004, December 31, 2003 and 2002, respectively, and are included in accounts payable — related party. In addition, beginning in 2002, the management agreement requires a subordinated management fee of 1% of the Company’s adjusted gross revenue for each full fiscal year. Subordinated management fees of $218,631 and $207,108 were expensed for the period ended December 20, 2004 and for the years ended December 31, 2003 and 2002, respectively. The management agreement also provides for a central office services fee in an amount allocated among sharing hotels. Central office service fees amounted to $32,520 for the period ended December 20, 2004 and for the years ended December 31, 2003 and 2002, respectively. Central office fees of $2,710 and $2,710 were unpaid as of December 31, 2003 and 2002 and are included in accounts payable — related party.
      Beginning in 2002, an affiliate of The Great Lakes Companies, Inc. received a central reservation fee of 2% of gross room revenues. Reservation fees of $223,397, $233,267 and $21,698 were expensed for the period ended December 20, 2004 and for the years ended December 31, 2003 and 2002, respectively. Central reservation fees of $32,587, $51,411 and $13,856 were unpaid as of December 20, 2004, December 31, 2003 and 2002, respectively.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 20, 2004, December 31, 2003 and 2002
      The Operating Agreement (the Agreement) provides an annual property asset management fee of $10,000 per year to SunAmerica Affordable Housing Partners, Inc., an affiliate of the Class A Member. Asset management fees of $10,000 were unpaid as of December 31, 2002, and are included in accounts payable — related party.
      As noted above, accounts payable — related party includes management fees, central office service fees, asset management fees and miscellaneous expenses totaling $137,848, $257,146 and $97,671 as of December 20, 2004, December 31, 2003 and 2002, respectively.
      During the year ended December 31, 2003, The Great Lakes Companies, Inc. funded amounts to Sandusky for operating expenses. As stated in the management agreement, the Great Lakes Companies, Inc. was not required to make such a payment and the amounts are due on demand. The unpaid balance as of December 31, 2003 was $50,000. The balance was repaid in January 2004, including interest of $3,781.

6.	Geographic Development Fee
      Sandusky entered into a Geographic Development Agreement which provides for Tall Pines Development Corporation (Tall Pines) to be paid the following development fees for ten years ending March 2011: (1) Base Development Fee which represents a fee of 2% of the Company’s adjusted gross revenue for each fiscal year (2) Tier One Incentive Development Fee and/or (3) Tier Two Incentive Development Fee.
      Tier One Incentive Development Fee is an amount equal to 1% of revenues if the following conditions are met: (1) Revenue per available room is greater than $100 and (2) Gross Operating Profit is greater than 45% and (3) the Company earns a minimum cash-on-cash return on equity of 10%. If only the third criteria is met for the fiscal year, Tall Pines shall be entitled to payment of 1/2 of the Tier One Incentive Development Fee.
      Tier Two Incentive Development Fee is an amount equal to 1% of Revenue over and above the Base Development Fee and Tier One Incentive Development Fee. The following are the conditions: (1) Revenue per available room is greater than $125 and (2) Gross Operating Profit is greater than 45% and (3) the Company earns a minimum cash-on-cash return on equity of 10%.
      The Base Development Fee, which is required to be paid on a monthly basis, of $347,800, $364,821 and $346,180 was expensed for the period ended December 20, 2004 and for the years ended December 31, 2003 and 2002, respectively. The base development fee of $47,000 and $23,814 was unpaid as of December 31, 2003 and 2002, respectively, and is included in accrued expenses.
      For the years ended December 31, 2003 and 2002, only the third criteria of the Tier One Incentive Development Fee was met, which entitles Tall Pines to .5% of adjusted revenues. In addition, for the years ended December 31, 2003 and 2002, the criteria for the Tier Two Incentive Development Fee were not met. However, in 2003, an agreement was made with Tall Pines Development to waive the criteria described above as the nature of the agreement was not being upheld. Therefore, the fee associated with Tier One and Two were paid for 2004 and 2003, amounting to $347,260 and $364,821, respectively. Additional expenses of $259,580 were paid in 2003 which related to additional 2002 expenses.

7.	Profit Sharing Plan
      The Companies maintain a 401(k) profit sharing plan covering all eligible employees. Employees become eligible after completing one year of service with at least 1,000 hours. Company contributions are discretionary. Currently, the Companies match 50% of the first 4% of each eligible employee’s contributions. The plan is

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 20, 2004, December 31, 2003 and 2002
sponsored by The Great Lakes Companies, covering multiple entities. The Companies combined contributions to the plan amounted to $72,072, $70,813 and $34,319 in 2004, 2003 and 2002, respectively.

8.	Allocation of Profits, Losses and Cash Distributions
Dells
      As defined in Dells’ Operating Agreement, net profits and losses are generally allocated 70% to SunAmerica Housing Fund 815, LP and 30% to GLGB Manager II, LLC, except that the Agreement specifies allocation limitations and special allocations in certain situations, including, “Capital Transactions.” The Agreement defines Capital Transactions as sale, refinance, exchange, transfer, assignment, or other disposition of all or any portion of the Dells resort.
      The agreement also provides for priority distributions from Net Cash Flow, as defined in the Agreement, to be distributed in the following priority:

1.	First priority is a “Class A Senior Priority Return,” of 14% on its original capital contribution of $16,500,000 which calls for a cumulative return of $577,500 per calendar quarter to the Class A Member, payable 45 days after the end of the calendar quarter. Distributions under the Class A Senior Priority Requirements of $2,310,000 were made to the Class A Member during the year ended December 31, 2002. At December 31, 2003 and 2002, $385,000 was due to the Class A Member (see note below regarding 2004 and 2003 distributions and management fees).

2.	Second priority is payment of 12% interest per annum, or any optional capital contributions (OCC) to the Class A Member to fund operating deficits or other reasonable and necessary obligations of the Company.

3.	Third priority is repayment of “Class A Net OCC.”

4.	Fourth priority is payment of “Class B OCC Priority Return” at 12% interest per annum.

5.	Fifth priority is payment of “Class B Net OCC.”

6.	Sixth priority is distribution to the Class B Member equal to the “Catch-Up Amount,” which is defined as “Catch-Up Percentage,” Class B Percentage divided by Class A Percentage, multiplied by Class A Senior Priority Return for the calendar quarter preceding the “Payment Date,” as defined in the Agreement. Distributions under the sixth priority distribution requirements of $440,000 were made to the Class B Member for the years ended December 31, 2002.

7.	Seventh priority is distributions to the Class A Member until the Class A Net Mandatory Capital Contribution has been reduced to zero, in the ratio of Class A Percentage to the Class A Member, either as repayment of the “Equity Bridge Loans,” as defined, or in reduction of its Class A Net Mandatory Capital Contribution, or both, and the Class B Percentage to the Class B Member as distribution.

8.	Thereafter, as a distribution in the ratio of the Class A percentage to the Class A Member and the Class B percentage to the Class B Member. No distributions were required under this category during 2004, 2003 or 2002.
      The Agreement provides for revisions to the above mentioned priorities upon the contribution of any additional capital by either the Class A or Class B Members.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 20, 2004, December 31, 2003 and 2002
      During 2003, the Class A and Class B Members agreed in principle to limit “Class A Senior Priority Return” payments and the Class B Member’s management fees to support the Company’s current cash flow needs. The “Class A Senior Priority Return” will continue to be paid in the future as cash flow improves. The Class B Member’s management fees (3% of revenues) for the period ended December 20, 2004 and from April 2003 to December 2003 will not be funded and have been “waived” by the Class B Member. Management fees for 2004 and from April 2003 through December 2003 have not been accrued as of December 20, 2004 and December 31, 2003, respectively.
Sandusky
      As defined in Sandusky’s Operating Agreement, net profits and losses are generally allocated 50% to SunAmerica Housing Fund 726, LP, 30% to GLGB Investor I, LLC, and 20% to GLGB Manager I, LLC, except that the Agreement specifies allocation limitations and special allocations in certain situations, including, “Capital Transactions.” The Agreement defines Capital Transactions as sale, refinance, exchange, transfer, assignment, or other disposition of all or any portion of the Sandusky resort.
      The Agreement also provides for priority distributions from Net Cash Flow, as defined in the Agreement, to be distributed in the following priority:

1.	First priority is a “Class A Senior Priority Return,” of 12% on its original capital contribution of $8,000,000. Distributions under the Class A Senior Priority Requirements of $475,266, $503,047 and $692,245 were made to the Class A Member during the period ended December 20, 2004 and the years ended December 31, 2003 and 2002, respectively.

2.	Second priority is repayment of 12% interest per annum to the Class A Member for “Loan Returns.”

3.	Third priority is repayment of “Class A Net Term Loan Capital Contribution.”

4.	Fourth priority is payment of “Class C Net OCC Priority Return” at 12% interest per annum.

5.	Fifth priority is repayment of “Class A Net OCC.”

6.	Sixth priority is a “Class B Senior Priority Return,” of 12% on its original capital contribution of $4,000,000. Distributions under the Class B Senior Priority Requirement of $243,460, $255,678 and $350,555 were made to the Class B Member during the period ended December 20, 2004 and the years ended December 31, 2003 and 2002, respectively.

7.	Seventh priority is payment of accrued “Class C Term Loan Priority Return.”

8.	Eighth priority is repayment of “Class C Net Term Loan Capital Contribution.”

9.	Ninth priority is payment of accrued “Class C Net OCC Priority Return.”

10.	Tenth priority is repayment “Class C Net OCC.”

11.	Eleventh priority is payment of “Class A Net Development Capital Contribution” until reduced to the Target Amount. Distributions after the Target Amount was reached were $1,712,514, $2,086,510 and $2,002,880 to the Class A Member, $856,257, $1,043,255 and $1,001,440 to the Class B Member and $1,712,514, $2,086,510 and $2,002,880 to the Class C Member for the period ended December 20, 2004 and the years ended December 31, 2003 and 2002, respectively.

12.	Twelfth priority is repayment of “Class A Net Development Capital Contribution.”

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 20, 2004, December 31, 2003 and 2002

13.	Thereafter, as a distribution in the ratio of the Class A percentage to the Class A Member, the Class B percentage to the Class B Member and the Class C percentage to the Class C Member.
      The Agreement provides for revisions to the above mentioned priorities upon the contribution of any additional capital by any of the members.

9.	Commitment
      During 2003, the Dells obtained a loan commitment with a lender in an amount not to exceed the lesser of $21,000,000 or 75% of the appraised value of the pending condominium development and water park expansion project adjacent to the existing “Dells” facility to fund the construction of condominiums. In connection with the loan commitment, the Company paid approximately $158,000 to the lender which has been capitalized as of December 31, 2003 and will be amortized over the term of the two year agreement. The commitment is for 24 months, bears interest at either an annual fixed rate of 7.25% or a variable annual rate of the prime rate plus 1.625% (not to be below 6.75% per year) and is secured by a first deed of trust on the condominium development, assignment of all condominium rents, construction commitment deposits and personal guarantees of certain officers of the Great Lakes Companies, Inc. As of December 20, 2004, no amounts have been borrowed against this commitment.

10.	Legal Matters
      During the normal course of business, the Dells and Sandusky are involved in various legal matters that, in the opinion of management, are not expected to have a material effect on either the financial position or the operating results of the Dells and Sandusky.

11.	Subsequent Events
      Great Wolf Resorts, Inc. (GWR) was incorporated in May 2004 in anticipation of the initial public offering of its common stock (the IPO). The IPO closed on December 20, 2004, concurrently with the completion of various formation transactions (the Formation Transactions). Pursuant to the Formation Transactions, GWR acquired the Companies. The owners of the Companies received cash, unregistered shares of GWR’s common stock or a combination of cash and unregistered shares of GWR’s common stock. GWR issued 1,319,543 shares of its common stock and paid approximately $38,938,000 in cash in connection with these acquisitions.

GREAT BEAR LODGE OF WISCONSIN DELLS, LLC
AND GREAT BEAR LODGE OF SANDUSKY, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 20, 2004, December 31, 2003 and 2002
      In conjunction with the transaction, notes payable by the Great Bear Lodge of Wisconsin Dells, LLC and the Great Bear Lodge of Sandusky, LLC of $50,097,911 and $25,547,394, respectively, were paid in full with a portion of the proceeds from the IPO. In addition, a former member’s ownership (held by entities related to AIG SunAmerica Housing Funds) of the Great Bear Lodge of Wisconsin Dells, LLC and the Great Bear Lodge of Sandusky, LLC was purchased by GWR as a part of the formation transactions. Although the funding of the agreed-upon purchase of AIG SunAmerica Housing Funds’ interests was completed at the closing of the IPO, GWR and AIG SunAmerica Housing Funds are currently negotiating final settlement of the purchase. The final amount for GWR due to or from AIG SunAmerica Housing Funds, if any, has not been determined and in the opinion of management will not have a material effect on either the financial position or operating results of the Dells and Sandusky.

12.	Securities Class Action Litigation
      On November 21, 2005, a purchaser of Great Wolf Resorts, Inc. (The Company) securities filed a lawsuit against Great Wolf Resorts and certain of its officers and directors in the United States District Court for the Western District of Wisconsin. The complaint alleges that the defendants violated federal securities laws by making false or misleading statements regarding the internal controls of the Company and the ability to provide financial guidance and forecasts in registration statements filed in connection with the December 2004 initial public offering and in press releases issued in 2005. Additional complaints alleging substantially similar claims were filed by other purchasers of the Company’s securities in the Western District of Wisconsin during 2005 and 2006. Such lawsuits purport to be filed on behalf of a class of shareholders who purchased our common stock between certain specified dates and seek unspecified compensatory damages, attorneys’ fees, costs, and other relief. The Company intends to defend these lawsuits vigorously. While the ultimate resolution of the aforementioned cases cannot presently be determined, an unfavorable outcome in these cases could have a material adverse effect on our financial condition or results of operations of Great Wolf Resorts, Inc. and its affiliates.

14,032,896 Shares
Common Stock

P R O S P E C T U S
April 18, 2006